SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 25 February 2005

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street
Melbourne Victoria 3000
Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX

Media Release from Reach Ltd

Telstra responds to speculation regarding Sensis Pty Ltd

Telstra exceeds eight million mobile customers

Telstra Corporation Limited Financial Results for the Half Year ended 31 December 2004

Analyst Briefing – Half year results presentation pack

Date change for 2005 AGM

Telstra indicative financial calendar for 2006

Telstra Announces $A500 million Domestic Bond Issue

Broadband Competition Notice Lifted

Bill Scales announces his retirement

Telstra Corporation Limited - Half-year Report 2005

Appendix 3Y - Change in Directors’ Interest Notice

For Immediate Release

REACH’s Data Inventory Fully Utilised by Shareholder Growth

10 January 2005, HONG KONG — REACH, the Asian-focused international wholesale carrier, said today that its entire data inventory will be consumed by its shareholders’ needs.

REACH’s shareholders, PCCW and Telstra, have enjoyed significant traffic growth in recent years. Consequently, they have provided forecasts for data capacity requirements which will absorb virtually all of REACH’s existing inventory for the foreseeable future.

The company will continue to provide voice and satellite services to all customers in addition to PCCW and Telstra.

Economic conditions in the wholesale data market have changed in recent years. Under these conditions, REACH could not expect to generate acceptable returns from data sales at anticipated price points if REACH were to invest in additional data capacity for sale to third parties.

Against this economic backdrop, REACH has no plans to expand its capacity other than to meet the needs of its shareholders.

There will be no impact to PCCW and Telstra customers whose traffic is carried via the REACH network.

Existing third party data contracts will be honoured and REACH will work closely with its data customers to ensure a managed migration process.

REACH was created by Telstra and PCCW in early 2001 to exploit synergies and cost efficiencies between their respective international wholesale businesses. These synergies have been achieved, and will continue to be enjoyed by REACH’s shareholders, as well as voice and satellite customers.

REACH is the largest voice carrier in Asia, a Top 10 global voice carrier, and it will seek to maintain this position in 2005. It is also strengthening its voice business with an order to upgrade and expand its voice switches in the US and UK.

REACH will also maintain the satellite business, leveraging its substantial satellite assets. The company owns four satellite earth station centres in the region, including Asia’s largest teleport complex located in Hong Kong.

This is the right strategy for REACH as it continues to operate in a market that requires significant restructuring for long term viability and future infrastructure investment.

- End -

About REACH

REACH is an Asian-focused international wholesale carrier of combined voice, IPLC and IP data services. It is also one of the world’s top ten carriers of international voice traffic. REACH’s services include an extensive portfolio of voice, data, IP and satellite connectivity solutions. REACH has interests in more than 40 submarine cable and satellite systems (including Asia’s largest teleport), and operating licences and landing rights in most major markets including Hong Kong, Japan, Korea, Taiwan, Singapore, Australia, North America and Europe. REACH is headquartered in Hong Kong, with a significant presence in Australia and substantial businesses across Asia, North America and Europe. For further information, please visit www.reach.com

For further information, please contact:
Angela M Heng, Corporate Affairs, REACH
Tel: +852 2983 4165
Mobile: +852 6050 6277
Email: angela.m.heng@reach.com

8 February 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam

Telstra responds to speculation regarding Sensis Pty Ltd

With respect to the speculation in today’s Age newspaper in relation to Sensis Pty Ltd, the Telstra Board continuously monitors and reviews the company’s businesses. However, the Telstra Board has taken no decision to sell Sensis Pty Limited.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

9 February 2005	049/2005

Telstra exceeds 8 million mobile customers

Telstra today announced that during January it had connected its eight millionth mobile phone customer, marking a milestone in the growth of Telstra’s mobile services.

This follows a busy Christmas period and shows that Australians’ love affair with the mobile phone continues, with it taking just 12 months for Telstra’s mobile subscriber base to grow from seven million to eight million.

Telstra’s Half Year results, to be announced tomorrow, will show that 318,000 mobile customers were added in the Company’s second quarter during an exceptionally strong period of growth in the wireless market.

Telstra Group Managing Director, Consumer and Marketing, Mr David Moffatt, said this was the second successive 12 months in which Telstra had increased subscriber numbers by more than one million, auguring well for the roll out of new services such as
i-mode and 3G.

“It took seven years to establish Telstra’s first million customers, but just 12 months to grow from seven million to eight million mobile customers,” Mr Moffatt said.

“We firmly believe our customers continue to be attracted by the breadth of coverage of Telstra’s mobile networks that cover more than 96 per cent of the Australian population*.”

In the last year, Telstra has rolled out super high-speed wireless services (EVDO) and announced its i-mode alliance with more than 165 content sites.

Telstra has also seen growth of more than 250 per cent in the BlackBerry market over the past 12 months as customers see the benefits of wireless technologies that allow them to access email, files and their calendar on the go.

The connection of Telstra’s eight millionth customer highlights how far the mobiles business has come for Telstra and its customers since Australia’s first mobile network was connected in February 1987.

Since this time mobile phones have become an integral part of modern life with around 88 per cent of Australians now owning a handset and more than 17.5 million mobile services in operation. Telstra now has a wide range of choices and offers available to meet customers’ diverse needs.

***

Telstra Media Contact:
Warwick Ponder
Tel: 02 9298 4619 or 0409 369 711

Telstra’s national media inquiry line is 13 1639 and the Telstra Corporate Communications Centre
                        is located at: www.telstra.com.au/communications/media

*	Telstra’s CDMA network covers over 98 per cent of the population. Telstra’s GSM network covers over 96 per cent of the population.

10/02/2005
Office of the Company Secretary

Level 41
Company Announcements Office	242 Exhibition Street
Australian Stock Exchange	MELBOURNE VIC 3000
4th Floor, 20 Bridge Street	AUSTRALIA
SYDNEY NSW 2000
Telephone 03 9634 6400
Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Telstra Corporation Limited Financial Results for the Half Year ended 31 December 2004

In accordance with Listing Rules, I enclose the following for immediate release:

1.	Appendix 4D – half yearly report;

2.	Half year results and operations review – financial highlights and normalisation schedule;

3.	Media release;

4.	Half year financial report for the half year ended 31 Dec 2004; and

5.	Directors’ report.

This Announcement has been released simultaneously to the New Zealand Stock Exchange.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Half-year report	Telstra Corporation Limited and controlled entities

Telstra Corporation Limited and controlled entities

Appendix 4D
Half-year report
for the half-year ended 31 December 2004

1

Telstra Corporation Limited and controlled entities	Half-year report

Appendix 4D
Half-year report
31 December 2004
Telstra Corporation Limited ABN 33 051 775 556

Results for announcement to the market

	Telstra Group

	Half-year ended 31 December
	2004	2003	Movement	Movement
	$m	$m	$m	%

Extract from the statement of financial performance

Revenue from ordinary activities (including interest revenue)	11,417	10,853	564	5.2%
Net profit available to Telstra Entity shareholders	2,337	2,293	44	1.9%

For the half-years ended 31 December 2004 and 31 December 2003, all items included in our statement of financial performance are considered to be from ordinary activities. As a result, our profit from ordinary activities after tax available to Telstra Entity shareholders is the same as our net profit available to Telstra Entity shareholders.

During the half-year ended 31 December 2004, there were no significant items that impacted on the results recorded in our statement of financial performance.

During the half-year ended 31 December 2003, the following significant item impacted on the results recorded in our statement of financial performance:

On 28 August 2003, we sold our 22.6% shareholding in our associated entity IBM Global Services Australia Ltd (IBMGSA) with a book value of $5 million. Proceeds from the sale of this investment amounted to $154 million, resulting in a profit before income tax expense of $149 million. As part of the disposal, we negotiated changes to a 10 year contract with IBMGSA to provide information technology services. This modification to our service contract resulted in an expense of $130 million being recognised and the removal of $1,596 million of expenditure commitments disclosed as at 30 June 2003. The net impact on our profit before income tax expense of this transaction was a profit of $19 million ($58 million after taking into account income tax benefits).

Dividends
	Half-year ended
	31 December
	2004	2003
	¢	¢

Dividends per share
Interim dividend in respect of the 31 December half-year
- ordinary dividend	14	13
- special dividend	6	—

Total interim dividend	20	13

Final ordinary dividend for the financial year ended 30 June provided for and paid during the interim period	13	12

Our interim ordinary dividend and special dividend in respect of the half-year ended 31 December 2004 and our dividend for the half-year ended 31 December 2003 are fully franked at a tax rate of 30%. The interim ordinary dividend and special dividend in respect of the half-year ended 31 December 2004 will have a record date of 1 April 2005 with payment to be made on 29 April 2005. Shares will trade excluding entitlement to the dividend on 24 March 2005.

The special dividend is part of our capital management program, whereby the company intends to return approximately $1.5 billion to ordinary shareholders through special dividends and/or share buy-backs each year through to fiscal 2007.

Our final ordinary dividend in respect of the financial year ended 30 June 2004, provided for and paid during the interim period, was fully franked at a tax rate of 30%. The final ordinary dividend had a record date of 24 September 2004 and payment was made on 29 October 2004.

2

Half-year report	Telstra Corporation Limited and controlled entities

Telstra Corporation Limited and controlled entities

Australian Business Number (ABN): 33 051 775 556

Contents and reference page

Appendix 4D Requirements	Reference

1. Reporting period and the previous corresponding period.	Refer to the 31 December 2004 half-year financial report lodged with this document.

2. Results for announcement to the market.	Refer page 2 for “results for announcement to the market”.

3. Net tangible assets per security.	Refer item 1 on page 4 of this report.

4. Details of entities where control has been gained or lost during the period.	Refer item 2 on page 4 of this report.

5. Details of individual and total dividends or distributions and dividend or distribution payments.	Refer to the “results for announcement to the market” on page 2 of this report. Also refer to note 4: Dividends and note 8: Events after balance date in the 31 December 2004 half-year financial report lodged with this document for additional information.

6. Details of dividend or distribution reinvestment plans in operation.	Refer item 3 on page 4 of this report.

7. Details of joint ventures and associated entities	Refer item 4 on page 5 of this document for details on our joint ventures and associated entities.

8. Accounting standards used in compiling reports by foreign entities (e.g. International Accounting Standards).	Not applicable.

9. If the accounts are subject to audit dispute or qualification, a description of the dispute or qualification.	Refer item 5 on page 7 of this report.

10. Adoption of International Financial Reporting Standards	Refer item 6 on page 7 of this report.

3

Telstra Corporation Limited and controlled entities	Half-year report

Appendix 4D	Half-year ended 31 December 2004

1. Net tangible assets per security

	Telstra Group

	Half-year ended
	31 December
	2004	2003
	¢	¢

Net tangible assets per security	105.7	110.8

2. Details of entities where control has been gained or lost during the period

We have gained control over the following significant entities during the half-year ended 31 December 2004:

KAZ Group Limited

On 19 July 2004, we acquired 100% of the issued share capital of KAZ Group Limited and its controlled entities (KAZ Group) for total consideration of $342 million, including acquisition costs.

The KAZ Group is a provider of business process outsourcing, systems integration, consulting, applications development and information technology management services. It operates mainly in Australia, but also conducts business in the United States and Asia.

PSINet UK Limited

On 25 August 2004, we acquired 100% of the issued share capital of PSINet UK Limited and its controlled entities (PSINet Group) for total consideration of $126 million, including acquisition costs.

The PSINet Group is a provider of e-business infrastructure solutions and corporate internet protocol based communication services.

ESA Holding Pty Ltd

On 17 September 2004, we acquired 100% of the issued share capital of ESA Holding Pty Ltd and its controlled entity, Damovo (Australia) Pty Ltd, and Damovo HK Limited (Damovo Group) for total consideration of $66 million, including acquisition costs.

The Damovo Group provides advanced voice and data business communication solutions and services to large enterprises and government departments.

Universal Publishers Pty Ltd

On 20 December 2004, we acquired 100% of the issued share capital of Universal Publishers Pty Ltd for total consideration of $46 million, including acquisition costs.

Universal Publishers is a publisher of mapping and travel related products. Its publishing program includes street directories, guides, maps and road atlases.

For further details of our acquisitions please refer to note 6:
Investment changes, in the 31 December 2004 half-year financial report lodged with this document.

We have not lost control of any significant entities during the half-year ended 31 December 2004.

We did not gain or lose control of any significant entities during the half-year ended 31 December 2003 that would materially affect users’ understanding of the financial report as at 31 December 2004.

Profit contribution

The amount of net (profit)/losses contributed by our acquisitions during the half-year ended 31 December 2004 is not considered significant to gain an understanding of our half-year report.

For details of the contributions made by each of these entities, refer to the normalisation schedule provided in the half-year results and operations review lodged with this document.

3. Details of dividend or distribution reinvestment plans in operation

During the half-years ended 31 December 2004 and 31 December 2003, we had no dividend or distribution reinvestment plans in operation.

4

Half-year report	Telstra Corporation Limited and controlled entities

Appendix 4D	Half-year ended 31 December 2004

4. Details of investments in joint ventures and associated entities

Our investments in associated entities are listed below:

		Ownership interest

		As at
		31 December	30 June
		2004	2004
Name of associated entity	Principal activities	%	%

Australian-Japan Cable Holdings Limited (incorporated in Bermuda) (a)	Network cable provider	39.9	39.9

Ecard Pty Ltd	Smart card transaction processing	50.0	50.0

Telstra Super Pty Ltd	Superannuation trustee	100.0	100.0

Keycorp Limited	Electronic transactions solutions	47.9	47.9

Telstra Foundation Limited	Charitable trustee organisation	100.0	100.0

(a) Balance date is 31 December.

5

Telstra Corporation Limited and controlled entities	Half-year report

Appendix 4D	Half-year ended 31 December 2004

4. Details of investments in joint ventures and associated entities (continued)

Our investments in joint venture entities are listed below:

		Telstra Group

		Ownership interest
		As at
		31 December	30 June
		2004	2004
Name of joint venture entity	Principal activities	%	%

FOXTEL Partnerships #	Pay television	50.0	50.0

Customer Services Pty Ltd	Customer service	50.0	50.0

FOXTEL Management Pty Ltd	Management services	50.0	50.0

FOXTEL Cable Television Pty Ltd	Pay television	80.0	80.0

	International connectivity services to
Reach Ltd (incorporated in Bermuda) (a)	wholesale customers	50.0	50.0

Stellar Call Centres Pty Ltd	Call centre services and solutions	50.0	50.0

Xantic B.V. (incorporated in Netherlands) (b)	Global satellite communications	35.0	35.0

TNAS Limited (incorporated in New Zealand)(b)	Toll free number portability in New Zealand	33.3	33.3

	Acquisition and marketing of 1300
1300 Australia Pty Ltd (1)	“phone words”	50.0	50.0

Money Solutions Pty Ltd (2)	Financial advice and education services	50.0	—

HelpYouPay Systems Pty Ltd (formerly Red2Black Systems Pty Ltd) (2)	Debt management services	50.0	—

HelpYouPay Pty Ltd (formerly Red2Black Payment Services Pty Ltd) (2)	Debt management services	50.0	—

Enhanced Processing Technologies Inc (US) (2)	Software sales	60.0	—

Enhanced Processing Technologies Pty Ltd (2)	Business process outsourcing	60.0	—

	Digital advertising services and asset
Adstream (Aust) Pty Ltd (3)	management	33.3	—

3GIS Pty Ltd (a) (4)	Management services	50.0	—

3GIS Partnership (a) (4)	3G network services	50.0	—

# This includes both the FOXTEL partnership and the FOXTEL television partnership.

(a) Balance date is 31 December.

(b) Balance date is 31 March.

(1) On 12 May 2004, we acquired 50% of the share capital of 1300 Australia Pty Ltd. The amount invested was not significant.

(2) On 19 July 2004, we acquired 100% of the issued share capital of KAZ Group Limited and its controlled entities (KAZ Group). These joint venture entities were all acquired as part of the KAZ Group acquisition. For further details of the KAZ Group acquisition refer to note 6: Investment changes in the 31 December 2004 half-year financial report lodged with this document.

(3) On 19 July 2004, we acquired 33.3% of the share capital of Adstream (Aust) Pty Ltd. The amount invested was not significant.

(4) On 6 December 2004, we signed agreements with Hutchison 3G Australia Pty Ltd (H3GA), a subsidiary of Hutchison Telecommunications (Australia) Limited, to jointly own and operate H3GA’s existing third generation (3G) radio access network and fund future network development.

The 3GIS Partnership has been established to operate this network, the costs of which will be recharged equally to each of the partners. 3GIS Pty Ltd was established to act as agent for the 3GIS Partnership.

6

Half-year report	Telstra Corporation Limited and controlled entities

Appendix 4D	Half-year ended 31 December 2004

4. Details of investments in joint ventures and associated entities (continued)

Share of joint venture entities’ and associated entities’ net profits/(losses)

	Telstra Group

	Half-year ended
	31 December
	2004	2003
	$m	$m

Share of profit from associated entities	—	7
Share of losses from joint venture entities	—	(36)

	—	(29)

5. Statement about the audit status

Our half-year report is based on the financial report of Telstra Corporation Limited and its controlled entities for the half-year ended 31 December 2004, which has been reviewed by the Australian National Audit Office (ANAO). Our half-year financial report is not subject to audit dispute or qualification. Refer to the 31 December 2004 half-year financial report for the independent review report provided to the members of Telstra Corporation Limited.

6. Adoption of International Financial Reporting Standards

Australian entities reporting under the Corporations Act 2001 must prepare their financial statements under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Australian Accounting Standards Board (AASB) from 1 January 2005. This will involve preparing our first set of financial statements applying Australian equivalents of International Financial Reporting Standards (A-IFRS) for the half-year ending 31 December 2005 and for the financial year ending 30 June 2006.

The transitional rules for first time adoption of A-IFRS require that we restate our comparative financial statements using A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, where comparative information is not required to be restated.

Currently we provide two years of comparative financial performance information in our year end financial statements to comply with applicable US Securities and Exchange Commission (SEC) requirements. The SEC has proposed relief from this requirement for foreign registered companies, however a final ruling has yet to be released. Under the SEC proposal, foreign registered companies will have the option to provide only one year of comparatives when applying A-IFRS on initial adoption. This means we may have the option to apply A-IFRS from 1 July 2004. However, if the proposal of the SEC is not approved, or we elect not to exercise the option for one year of comparative information, the transitional impacts of applying A-IFRS will be as at 1 July 2003.

This section outlines the known transitional adjustments at both 1 July 2004 and 1 July 2003 to enable users of this financial report to understand the potential transitional adjustments at both dates. The transitional impacts are different at each of the potential transition dates.

For reporting in the 2006 financial year, comparatives will be remeasured and restated for the half-year ending 31 December 2004 and the financial year ending 30 June 2005, if the proposed SEC relief is granted. Most of the adjustments on transition are required to be made to opening retained profits at the beginning of the first comparative period.

We have established a formal IFRS project team to manage the convergence to A-IFRS and to enable us to be prepared to report for the first time in accordance with the timetable outlined above. The project team is monitored by a governance committee comprising senior members of management, which reports regularly to the Audit Committee of the Telstra Board of Directors on the progress towards adoption. The governance committee is monitoring our adoption of A-IFRS in accordance with an established project implementation plan. The committee has also been following the developments in IFRS and the potential impact for our transition to A-IFRS.

The IFRS project is comprised of dedicated workstreams with project teams responsible for evaluating the impact of a specific group of accounting changes resulting from the adoption of A-IFRS. The technical evaluation phase of each workstream is substantially complete and the project is in the design and implementation phases. The project is achieving its scheduled milestones and we expect to be in a position to fully comply with the requirements of A-IFRS for the 2006 financial year.

7

Telstra Corporation Limited and controlled entities	Half-year report

Appendix 4D	Half-year ended 31 December 2004

6. Adoption of International Financial Reporting Standards (continued)

Under AASB 1047: “Disclosing the Impacts of Adopting Australian Equivalents to International Financial Reporting Standards”, entities are strongly encouraged to disclose any known or reliably estimable information about the impacts on the financial report of adopting A-IFRS as that information becomes available. Based on A-IFRS as currently issued, our known estimable transitional differences from application of A-IFRS are summarised below. These disclosures reflect the transitional adjustments based on the work-in-progress of our IFRS project team for the Telstra consolidated group. Equivalent disclosures for the parent entity, Telstra Corporation Limited, will be provided in our full financial report at 30 June 2005 when the Telstra Entity financial report is provided.

The transitional adjustments reported in this note are based on the A-IFRS standards released as at 31 December 2004. These are subject to ongoing review and any amendments by the AASB, or by interpretative guidance from the IASB, could change the adjustments reported. The transitional adjustments identified are based on the work-in-progress of our IFRS project team and are our best judgements as at reporting date. We are still in the process of finalising the tax impact of these adjustments, and consequently they may change when the impact of the tax effect is finalised.

(a) AASB 2: “Share-Based Payment” (AASB 2)

Under current AGAAP we recognise an expense for all restricted shares, performance rights, deferred shares, other like instruments and Telstra shares (consisting of “directshares” and “ownshares”) issued. This expense is equal to the funding provided to the Telstra Growthshare Trust to purchase Telstra shares on market to underpin these equity instruments, and is recognised in full in the statement of financial performance when the funding is provided. Under current AGAAP, we do not recognise an expense for options issued on the basis that instrument holders will be required to pay the option price once the options vest and are exercised. We have not issued options subsequent to fiscal 2002.

On adoption of AASB 2 we will recognise an expense for all share-based remuneration determined with reference to the fair value of the equity instruments issued. The fair value of our equity instruments will be calculated using a valuation technique consistent with the Black Scholes methodology, to estimate the price of those equity instruments in an arm’s length transaction between knowledgeable, willing parties.

The fair value calculated in accordance with AASB 2 will be charged against profit over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting.

Under the transitional exemptions of AASB 1: “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” (AASB 1) we have elected not to apply AASB 2 to equity instruments issued prior to 7 November 2002 (the effective date of IFRS 2). This approach gives rise to a positive transitional adjustment to retained profits.

A transitional adjustment to increase opening retained profits by $55 million (2003: $34 million) represents the reversal of the expense previously recorded under AGAAP. We will also recognise a transitional expense in retained profits under AASB 2 of $4 million (2003: $nil) relating to the amortisation over the vesting period of issues subsequent to 7 November 2002.

We own 100% of the equity of Telstra Growthshare Pty Ltd, the corporate trustee for the Telstra Growthshare Trust, which administers our share based payment plans. Under current AGAAP we do not control or significantly influence the trust, as beneficial ownership and control remains with the employees who participate in the share plans, administered by the trustee on their behalf.

As a result of adopting AASB 2 and in light of recent changes made to UIG 112: “Consolidation - Special Purpose Entities” (UIG 112), we will be required to consolidate the results, financial position and cash flows of the Telstra Growthshare Trust from transition date. The following adjustments will be recorded on initial consolidation:

•	elimination of the loan receivable from the Telstra Growthshare Trust (2004: $65 million, 2003: $88 million);

•	reduction in share capital to reflect the shares held in Telstra Corporation Limited by the Telstra Growthshare Trust (2004: $117 million, 2003: $121 million); and

•	the recognition of cash assets held by the Telstra Growthshare Trust (2004: $3 million, 2003: $1 million).

Other assets and liabilities held by the Trust are insignificant to the Telstra Group.

Our interpretation of AASB 2 is that shares issued under the Telstra Employee Share Ownership Plans (TESOP 97 and TESOP 99), in conjunction with its non-recourse loans, are to be accounted for as options.

8

Half-year report	Telstra Corporation Limited and controlled entities

Appendix 4D	Half-year ended 31 December 2004

6. Adoption of International Financial Reporting Standards (continued)

(a) AASB 2: “Share-Based Payment” (AASB 2) (continued)

As a result, the outstanding balance of the loans to employees under TESOP 97 and TESOP 99 of $174 million, comprising $24 million current receivables and $150 million non-current receivables (2003: $198 million, comprising $24 million current receivables and $174 million non-current receivables), will be deducted from share capital.

We own 100% of the equity of Telstra ESOP Trustee Pty Ltd, the corporate trustee for the Telstra Employee Share Ownership Plan Trust (TESOP97) and Telstra Employee Share Ownership Plan Trust II (TESOP99). Under current AGAAP, we do not control or significantly influence these trusts as beneficial ownership and control remains with the employees who participate in the share plans administered by the Trustee on their behalf. As a result, we do not consolidate the operations of these trusts into the Telstra Group.

The adoption of AASB 2 will require us to also consolidate TESOP 97 and TESOP 99. The other assets and liabilities held by these trusts are insignificant to the Telstra Group.

(b) AASB 3: “Business Combinations” (AASB 3)

Our current accounting policy is to amortise goodwill over the period of expected benefit. Under A-IFRS goodwill acquired in a business combination will no longer be amortised, but instead will be subject to impairment testing at each reporting date, or upon the occurrence of triggers that may indicate a potential impairment. If there is an indication of impairment, it will be recognised immediately in the statement of financial performance.

Under the transitional arrangements of AASB 1 we have the option of applying AASB 3 prospectively from the transition date to A-IFRS. We have chosen this option rather than to restate all previous business combinations. The impact of AASB 3 and associated transitional arrangements is as follows:

•	all prior business combination accounting is frozen as at transition date; and

•	the value of goodwill is frozen as at transition date, with any amortisation that has been, or will be, reported under AGAAP subsequent to our transition date reversed for A-IFRS restatements.

The prohibition of amortisation of goodwill will have the effect of reducing expenses and therefore improving reported profits of the Telstra Group, subject to any impairment charges that may be required from time to time. This change in policy under A-IFRS may result in increased volatility of future earnings where impairment losses are incurred. The amortisation charge for the Telstra Group for the half-year ended 31 December 2004 was $72 million and $123 million for the financial year ended 30 June 2004 (2003: $116 million).

In addition, the amortisation charge for notional goodwill that has previously been included in the share of net loss from joint venture entities and associated entities will cease. The notional amortisation charge for the Telstra Group for the half-year ended 31 December 2004 was $1 million and $2 million for the financial year ended 30 June 2004 (2003: $61 million).

(c) AASB 112: “Income Taxes” (AASB 112)

On transition to A-IFRS, a new method of accounting for income taxes, known as the “balance sheet approach”, will be adopted, replacing the “income statement approach” currently used by Australian companies. Under the new method we will generally recognise deferred tax balances in the statement of financial position when there is a difference between the carrying value of an asset or liability and its tax base.

The identified tax adjustments to deferred tax liabilities that arise on transition to other A-IFRS standards, comprise an increase of $137 million (2003: $64 million) associated with the pension asset as detailed in note 6(e), an increase of $10 million (2003: $10 million) for the tax effect of the transferred asset revaluation reserve as detailed in note 6(d), and a decrease of $137 million (2003: $142 million) for the tax effect of the transitional adjustment relating to borrowing costs as detailed in note 6(g).

In addition, a net transitional adjustment to deferred tax liabilities of $174 million (2003: $183 million) arises from the change in method of accounting for income taxes from an income statement approach to a balance sheet approach, for items not previously required to be recognised. This comprises $95 million (2003: $95 million) for the tax effect of fair value adjustments on entities acquired by Telstra, tax base differences on buildings of $107 million (2003: $118 million), partially offset by tax losses of $28 million (2003: $30 million).

The tax consequences of some aspects of the adoption of A-IFRS are still unclear. The Australian Taxation Office has established a national tax liaison group IFRS sub-committee to identify, calculate and manage issues arising from IFRS adoption.

9

Telstra Corporation Limited and controlled entities	Half-year report

Appendix 4D	Half-year ended 31 December 2004

6. Adoption of International Financial Reporting Standards (continued)

(c) AASB 112: “Income Taxes” (AASB 112) (continued)

There are also some technical aspects of AASB 112 that are the subject of further clarification as to how they will apply to Telstra. Finalisation of these matters could give rise to further transitional adjustments from the adoption of AASB 112.

(d) AASB 116: “Property, Plant and Equipment” (AASB 116)

Under existing AGAAP requirements, we elected to apply the cost basis of recording property, plant and equipment and ceased our previous policy of revaluing certain of these assets where we were permitted to do so. This effectively fixed our asset revaluation reserve at $32 million for the Telstra Group from the date of the election to adopt the cost basis of recording.

Under A-IFRS, we will deem the carrying value of our property, plant and equipment to be cost from the date of transition. On transition to A-IFRS, an entity is required to derecognise items where A-IFRS do not permit such recognition. As we have elected to adopt the cost model as our accounting policy, the asset revaluation reserve will be derecognised as it is not a valid reserve under the cost model. The balance will be transferred to the general reserve on transition to A-IFRS, pending further examination of the tax consequences of the transfer. The treatment of the tax effect as detailed in note 6(c) may change based on the resolution of the tax consequences.

(e) AASB 119: “Employee Benefits” (AASB 119)

Under current AGAAP, we do not recognise an asset or liability in our statement of financial position for the net position of the defined benefit schemes we sponsor in Australia and Hong Kong.

On adoption of A-IFRS, AASB 119 requires us to recognise the net position of each scheme as a transitional adjustment in the statement of financial position, with a corresponding entry to retained profits. The transitional adjustment is based on an actuarial valuation of each scheme at transition date determined in accordance with AASB 119. This adjustment will result in a $537 million (2003: $250 million) defined benefit pension asset, an increase to opening retained profits of $400 million (2003: $186 million), and a $137 million (2003: $64 million) increase to the deferred tax liability, as detailed in note 6(c).

AASB 119 permits a number of options for recognising actuarial gains and losses on an ongoing basis. We have elected to apply the option to recognise actuarial gains and losses directly in retained profits. Other components of pension costs will be recognised in the statement of financial performance.

(f) AASB 121: “The Effects of Changes in Foreign Exchange Rates” (AASB 121)

Under the transitional rules of AASB 1 we will be taking advantage of an exemption that permits the resetting of the foreign currency translation reserve (FCTR) to nil as at the date of transition to A-IFRS. This decision will give rise to a credit adjustment against the FCTR of $348 million (2003: $443 million) and a decrease to opening retained profits of this amount.

Translation differences in relation to our foreign controlled entities subsequent to transition to A-IFRS will continue to be recorded in the FCTR. The gain or loss on a future disposal of a foreign controlled entity will exclude the translation differences that arose before the date of transition to A-IFRS.

Under the transitional rules of AASB 1 we will be taking advantage of an exemption that permits goodwill and fair value adjustments related to foreign controlled entities to be reset to the functional currency of the foreign operations at the original date of acquisition. The financial impact of restating goodwill and fair value adjustments not denominated in the functional currencies of that entity are primarily attributable to our investments in the Telstra CSL Group (HKCSL) and TelstraClear Limited (TelstraClear).

The transitional adjustments to reset the goodwill and fair value adjustments of HKCSL and TelstraClear will result in a change to FCTR of $302 million (2003: $285 million), corresponding with an increase to property, plant and equipment of $3 million (2003: $2 million), an $11 million (2003: $8 million) increase to intangible assets, and a decrease in goodwill of $316 million (2003: $295 million). The FCTR will be reset to nil following these adjustments.

On an ongoing basis, AASB 121 requires goodwill and fair value adjustments arising on the acquisition of a foreign controlled entity, to be expressed in the functional currency of the foreign operation. In conjunction with the transitional adjustments, this may result in additional fluctuations in our FCTR on an ongoing basis.

10

Half-year report	Telstra Corporation Limited and controlled entities

Appendix 4D	Half-year ended 31 December 2004

6. Adoption of International Financial Reporting Standards (continued)

(g) AASB 123: “Borrowing Costs” (AASB 123)

In accordance with AGAAP, we capitalise borrowing costs incurred in respect of internally constructed property, plant and equipment and sofware assets that meet the criteria of qualifying assets. The benchmark treatment required under A-IFRS is to expense borrowing costs. AASB 123 does however permit the alternative treatment of capitalising these costs where they relate to qualifying assets. We have elected to change our policy in line with the benchmark treatment and expense our borrowing costs.

On transition to A-IFRS we will transfer the capitalised amount of borrowing costs included in property, plant and equipment and software assets to retained profits. This will give rise to a reduction in property, plant and equipment of $396 million (2003: $401 million), a reduction in software assets of $63 million (2003: $72 million), a decrease to opening retained profits of $322 million (2003: $331 million) and a $137 million (2003: $142 million) decrease to deferred tax liabilities. This election will have the impact of reducing depreciation and increasing our interest expense in subsequent reporting periods.

(h) AASB 128: “Investments in Associates” (AASB 128) and AASB 131: “Interests in Joint Ventures” (AASB 131)

AASB 128/131 require amounts that are in substance part of the net investment in associates or joint venture entities to be accounted for as part of the carrying value of the investment for the purposes of equity accounting the results of the associate or joint venture entity. Accordingly, we have reclassified amounts that are not currently recorded in the carrying value of our investment in associates or joint venture entities to now be treated as an extension of our equity investment. This treatment gives rise to the continuation of equity accounting of our share of the operating losses of our associates and joint venture entities where they are incurring losses and have balances as described above.

On transition to AASB 128/131, there is a decrease to non current receivables of $208 million (2003: $1 million increase), representing a capacity prepayment with our joint venture entity Reach Ltd (Reach). This non current asset is deemed to be an extension of our investment in Reach under A-IFRS. This results in equity accounting being reinstated against the capacity prepayment as part of the transition to A-IFRS.

The increase in our deemed investment balance in Reach is, however, absorbed by the carried forward losses in Reach not previously recognised. The impact of this change will be to decrease opening retained profits by $348 million (2003: $81 million) for our share of the accumulated losses, offset by an increase of $140 million (2003: $82 million) to the FCTR for the translation differences in our investment in Reach. The Reach FCTR will be reset to nil as detailed in the adjustment outlined in note 6(f).

(i) AASB 136: “Impairment of Assets” (AASB 136)

Our current accounting policy under AGAAP is to assess our current and non current assets for impairment by determining the recoverable amount of those assets. We then write down the value of the non current asset where the carrying amount exceeds recoverable amount. Current AGAAP enables us to assess recoverable amount for a group of non current assets where those assets are considered to work together as one.

On adoption of AASB 136, impairment of assets will be assessed on the basis of individual cash generating units. We have assessed our Australian telecommunications operations to be a single cash generating unit for the purpose of this standard. This approach has been adopted as we consider that, in the generation of our revenue streams, the delivery of our end products or services is heavily reliant on the use of one core of commonly shared assets, encompassing the customer access network and the core network. This ubiquitous network carries all our telecommunications traffic throughout Australia.

Under current AGAAP, we assess recoverable amount on this same ubiquitous network basis, and as a result, there will be no initial adjustments to the value of our assets under A-IFRS.

Each of our controlled entities, joint venture entities and associated entities have also been assessed, and generally each significant entity will have at least one separate cash generating unit in their own right. Under current AGAAP, we generally assess recoverable amount on a similar basis, and there is not expected to be an initial adjustment to the value of our assets.

In accordance with AASB 1, the carrying amount of goodwill at transition date has been tested for impairment and no initial impairment losses are to be recognised on transition to A-IFRS.

11

Telstra Corporation Limited and controlled entities	Half-year report

Appendix 4D	Half-year ended 31 December 2004

6. Adoption of International Financial Reporting Standards (continued)

(j) AASB 138: “Intangible Assets” (AASB 138)

As part of the IFRS project, intangibles recognised under AGAAP and software assets developed for internal use were reviewed to confirm that the criteria in AASB 138 have been met. Software assets developed for internal use will be reclassified from other non current assets to intangible assets on transition to AASB 138. This reclassification adjustment amounts to $1,923 million (2003: $2,001 million) as at transition date.

(k) AASB 132: “Financial Instruments: Disclosure and Presentation” (AASB 132) and AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139)

Under AASB 132/139, our accounting policy will change to recognise our financial instruments in the statement of financial position and to record all derivatives and some financial assets and financial liabilities at fair market value. Those financial assets and financial liabilities which are not at fair value will be carried at cost or amortised cost.

AASB 139 recognises fair value hedge accounting, cash flow hedge accounting and hedges of investments in foreign operations. Fair value hedges are used to hedge against changes in fair values, whereas cash flow hedges are used to hedge against variability in cash flows.

Hedge accounting can only be utilised where effectiveness tests are met on both a prospective and retrospective basis. Ineffectiveness outside the prescribed range precludes the use of hedge accounting, which may result in significant volatility in the statement of financial performance.

Our major exposure to interest rate risk and foreign currency risk arises from our foreign currency borrowings. We expect to use a combination of fair value and cash flow hedges to hedge against these risks. Cash flow hedges will hedge foreign exchange risk arising from payments on our foreign currency borrowings. Fair value hedges will hedge exposure to changes in the fair value of foreign borrowings attributable to foreign currency and interest rate risk.

Exposure to foreign currency risk also arises through our ongoing business activities, predominantly where we have purchase or settlement commitments in foreign currencies.

Cash flow hedges are used to hedge foreign currency exposures of anticipated foreign currency transactions that are considered to be highly probable.

In addition, we hedge our exposure to foreign currency risk as a result of our investments in foreign operations, including our investments in TelstraClear and HKCSL. This risk is created by the translation of the net assets of these entities from their functional currency to Australian dollars.

The use of hedging instruments is governed by the guidelines set by our Board of Directors. These guidelines are currently being reviewed for potential changes from the adoption of A-IFRS.

The gains and losses on hedging instruments that arise from the use of fair value hedges will be recognised in the statement of financial performance. The gains and losses on hedging instruments that arise from the use of cash flow hedges, to the extent they are considered effective, will be deferred to equity until the hedged item is recognised in the statement of financial performance. This will create some volatility in equity reserve balances. Gains and losses on hedging instruments used in hedges of net investments in foreign operations will be recognised in the foreign currency translation reserve in equity.

Under existing AGAAP, the gain or loss arising from our hedge activities is treated consistently with the gain or loss arising on the original hedged transaction or balance. This results in the majority of movements being recognised in the statement of financial performance, with the majority of hedging activities of net investments in foreign operations taken to the FCTR.

In addition, AASB 139 requires that we recognise all embedded derivatives that exist within contracts to which we are a party. We have conducted a review of our contracts and determined that there are no material embedded derivatives that require separate measurement and reporting.

We are required to comply with AASB 132/139 from 1 July 2005. An exemption is available under AASB 1 such that comparative information does not need to be restated under these standards. We have yet to determine whether we will be applying the exemption. The application of AASB 139 on the recognition and measurement of our financial assets and financial liabilities, including derivatives, will give rise to a transition adjustment and increase volatility in reported profits. The increase in volatility of reported profits includes some ineffectiveness arising from the application of hedge accounting.

12

Half-year report	Telstra Corporation Limited and controlled entities

Appendix 4D	Half-year ended 31 December 2004

6. Adoption of International Financial Reporting Standards (continued)

(l) Summary of transitional adjustments

The following provides a summary of the known estimable transitional adjustments from AGAAP to A-IFRS as at 1 July 2003 and 1 July 2004, based on the A-IFRS’s as currently issued and interpreted. The transitional impacts disclosed below do not include any adjustments from applying AASB 132/139, on the basis that these standards are to be applied prospectively, with comparatives only required from 1 July 2005. Refer to note 6(k) for further information.

Any transitional adjustments identified are based on the work-in-progress of our IFRS project team and our best judgements at reporting date, and may be subject to change. Further adjustments may arise as we approach the 1 July 2005 application date and the IFRS project team concludes the implementation phase of the project.

			Telstra Group

			Increase/(decrease) from the
			transition to A-IFRS
			as at
			1 July 2004	1 July 2003
	Note		$m	$m

Cash assets - cash balance of the Telstra Growthshare Trust	6	(a)	3	1

Receivables - reverse current employee share loans - TESOP 97 and TESOP 99	6	(a)	(24)	(24)

Receivables - reverse non current employee share loans - Telstra Growthshare Trust	6	(a)	(65)	(88)
Receivables - reverse non current employee share loans - TESOP 97 and TESOP 99	6	(a)	(150)	(174)
Receivables - equity accounting of capacity prepayment for Reach Ltd	6	(h)	(208)	1

			(423)	(261)

Property, plant and equipment - retranslation of fair value adjustments	6	(f)	3	2
Property, plant and equipment - expensing of borrowing costs previously capitalised	6	(g)	(396)	(401)

			(393)	(399)

Intangibles - goodwill - retranslation of goodwill	6	(f)	(316)	(295)

Intangibles - other - reclassification of software assets from other assets	6	(j)	1,923	2,001
Intangibles - other - retranslation of fair value adjustments	6	(f)	11	8

			1,934	2,009

Defined benefit pension asset - recognition of net defined benefit surplus	6	(e)	537	250

Other assets - reclassification of software assets to intangibles - other	6	(j)	(1,923)	(2,001)
Other assets - expensing of borrowing costs previously capitalised as part of software assets	6	(g)	(63)	(72)

			(1,986)	(2,073)

Provision for deferred income tax - tax effect of the transferred asset revaluation reserve	6	(c)	10	10
Provision for deferred income tax - deferred tax liability associated with the pension asset	6	(e)	137	64
Provision for deferred income tax - tax effect of expensing borrowing costs	6	(g)	(137)	(142)
Provision for deferred income tax - recognition of differences between carrying value and tax base	6	(c)	174	183

			184	115

13

Telstra Corporation Limited and controlled entities	Half-year report

Appendix 4D	Half-year ended 31 December 2004

6. Adoption of International Financial Reporting
Standards (continued)

(m) Statement of changes in shareholders’ equity

The following statement of changes in shareholders’ equity provides a summary of the known estimable transitional adjustments from AGAAP to A-IFRS as at 1 July 2004, based on the A-IFRS’s as currently issued and interpreted. The transitional impacts disclosed below do not include any adjustments from applying AASB 132/139, on the basis that these standards are to be applied prospectively, with comparatives only required from 1 July 2005. Refer to note 6(k) for further information.

Any transitional adjustments identified are based on the work-in-progress of our IFRS project team and our best judgements at reporting date, and may be subject to change. Further adjustments may arise as we approach the 1 July 2005 application date and the IFRS project team concludes the implementation phase of the project.

	Telstra Group - 1 July 2004 application date
			Share	Reserves
			capital/		Foreign		Consolida-		Outside
			Contributed	Asset	currency		tion	Retained	equity
			equity	revaluation	translation	General	fair value	profits	interests	Total
	Note		$m	$m	$m	$m	$m	$m	$m	$m

Balance at 1 July 2004 under AGAAP			6,073	32	(186)	5	44	9,391	2	15,361

Share loans to employees	6	(a)	(174)	—	—	—	—	—	—	(174)
Shares held by employee share plan trusts	6	(a)	(117)	—	—	—	—	—	—	(117)
Services received under employee share plans	6	(a)	4	—	—	—	—	(4)	—	—
Share-based payments	6	(a)	—	—	—	—	—	55	—	55
Carrying value differences from tax base	6	(c)	—	—	—	—	—	(174)	—	(174)
Tax effect of the transferred asset revaluation reserve	6	(c)	—	—	—	(10)	—	—	—	(10)
Transfer of asset revaluation reserve	6	(d)	—	(32)	—	32	—	—	—	—
Defined benefit pension asset	6	(e)	—	—	—	—	—	400	—	400
Retranslation of overseas goodwill balances	6	(f)	—	—	(302)	—	—	—	—	(302)
Resetting the foreign currency translation reserve to zero	6	(f)	—	—	348	—	—	(348)	—	—
Expensing of borrowing costs previously capitalised	6	(g)	—	—	—	—	—	(322)	—	(322)
Equity accounting of capacity prepayment for Reach Ltd	6	(h)	—	—	140	—	—	(348)	—	(208)

Balance at 1 July 2004 under A-IFRS for known estimable transitional adjustments			5,786	—	—	27	44	8,650	2	14,509

14

Half-year report	Telstra Corporation Limited and controlled entities

Appendix 4D	Half-year ended 31 December 2004

6. Adoption of International Financial Reporting
Standards (continued)

(m) Statement of changes in shareholders’ equity (continued)

The following statement of changes in shareholders’ equity provides a summary of the known estimable transitional adjustments from AGAAP to A-IFRS as at 1 July 2003, based on the A-IFRS’s as currently issued and interpreted. The transitional impacts disclosed below do not include any adjustments from applying AASB 132/139, on the basis that these standards are to be applied prospectively, with comparatives only required from 1 July 2005. Refer to note 6(k) for further information.

Any transitional adjustments identified are based on the work-in-progress of our IFRS project team and our best judgements at reporting date, and may be subject to change. Further adjustments may arise as we approach the 1 July 2005 application date and the IFRS project team concludes the implementation phase of the project.

	Telstra Group - 1 July 2003 application date
			Share	Reserves
			capital/		Foreign		Consolida-		Outside
			Contributed	Asset	currency		tion	Retained	equity
			equity	revaluation	translation	General	fair value	profits	interests	Total
	Note		$m	$m	$m	$m	$m	$m	$m	$m

Balance at 1 July 2003 under AGAAP			6,433	32	(240)	8	50	9,137	2	15,422

Share loans to employees	6	(a)	(198)	—	—	—	—	—	—	(198)
Shares held by employee share plan trusts	6	(a)	(121)	—	—	—	—	—	—	(121)
Share-based payments	6	(a)	—	—	—	—	—	34	—	34
Carrying value differences from tax base	6	(c)	—	—	—	—	—	(183)	—	(183)
Tax effect of the transferred asset revaluation reserve	6	(c)	—	—	—	(10)	—	—	—	(10)
Transfer of asset revaluation reserve	6	(d)	—	(32)	—	32	—	—		—
Defined benefit pension asset	6	(e)	—	—	—	—	—	186	—	186
Retranslation of overseas goodwill balances	6	(f)	—	—	(285)	—	—	—	—	(285)
Resetting the foreign currency translation reserve to zero	6	(f)	—	—	443	—	—	(443)	—	—
Expensing of borrowing costs previously capitalised	6	(g)	—	—	—	—	—	(331)	—	(331)
Equity accounting of capacity prepayment for Reach Ltd	6	(h)	—	—	82	—	—	(81)	—	1

Balance at 1 July 2003 under A-IFRS for known estimable transitional adjustments			6,114	—	—	30	50	8,319	2	14,515

15

Telstra Corporation Limited and controlled entities

Telstra Corporation Limited
Half year end results and operations review
Half year ended 31 December 2004

Revenue growth in Mobiles and Broadband leads strong profit performance

Highlights

•	Reported total revenue grew by 5.1%

•	Underlying sales revenue growth of 4.8% with second quarter growth of 5.3%

•	Underlying domestic sales revenue growth of 4.5%

•	Underlying earnings per share grew by 11.4%

•	Free cashflow, excluding acquisitions, grew by 20% or $356 million

•	Underlying EBIT margin increased by 0.3% to 33.4%

•	Mobiles service revenue growth of 9.0% or $156 million

•	Internet & IP solutions grew by 33% or $155 million

•	Total broadband SIO increased by 142% to 1.2 million

Half Year 04/05 Financial Highlights 10 February 2004

     Telstra Corporation Limited and controlled entities

Financial Highlights
Half Year ended 31 December 2004

Revenue growth in Mobiles and Broadband leads strong performance

•	Reported earnings before interest and tax (EBIT) grew by 4.7% or $165 million to $3.7 billion, comprising an increase in reported revenues of 5.1% to $11.4 billion, offset by an increase in reported expense of 5.4% to $7.7 billion. Reported profit after tax (PAT) was $2.3 billion, an increase of 1.9%.

•	Underlying[1] sales revenue increased by 4.8% to $11.0 billion. Growth was lead by mobiles, broadband, pay TV bundling, advertising and directories and offshore services revenue, partly offset by a decline in PSTN calling products. Underlying[1] domestic sales revenue increased by 4.5% to $10.2 billion.

Underlying[1] total revenue (excluding interest) increased by 4.0% to $11.0 billion and included lower asset sales.

•	Underlying[1] operating expenses (before depreciation, amortisation & interest) grew by 3.8% or $202 million to $5.5 billion, due mainly to an increase in goods and services purchased supporting revenue growth, partly offset by a decrease in other expenses. Underlying[1]total expenses (before interest and tax) increased by 3.1% or $224 million to $7.4 billion, with underlying depreciation and amortisation growth of 1.2%.

•	Underlying[1] earnings before interest and tax increased by 5.9% or $205 million to $3.7 billion, attributable to sales revenue growth with a corresponding increase in cost of goods and services purchased, offset by a reduction in other expenses.

•	Underlying[1] margins are close to our objective of sales margin maintenance with an increase in EBIT margin of 0.3% to 33.4% and an underlying EBITDA margin decrease of just 0.2% to 50.1%.

•	Underlying Earnings per share grew by 11.4% to 18.5 cents.

All results stated in $A unless otherwise indicated.
N/M refers to not meaningful.
All statistical data represents management’s best estimates and excludes all Telstra internal usage statistics.
Footnotes:

1.	Underlying results are produced to allow like for like comparison by removing those items which are either not of a comparable nature owing to structural changes to the business e.g. acquisitions/consolidations, significant and non recurring or not part of the core operations of the business.

The half years ended 31 December 2004 and 2003 underlying results EXCLUDE:

The impact of the acquisitions of Trading Post, Kaz Group, PSINet Group and Damovo, proceeds from and book value of property and investment sales and prior year IBMGSA contract exit costs.

2.	Domestic core operating capital expenditure is operating capital expenditure excluding HKCSL & TelstraClear operating capital expenditure.

Half Year 04/05 Financial Highlights 10 February 2004

Telstra Corporation Limited and controlled entities

•	Domestic core operating capital expenditure[2] increased by 33% or $442 million to $1.8 billion.

•	Operating cashflow less cashflow used in investing activities (free cashflow) declined by 12% to $1.6 billion, driven by the acquisitions of Kaz Group, PSINet Group, Damovo and Universal Publisher. Excluding the impact of these acquisitions, free cashflow grew 20%.

•	A fully franked interim ordinary dividend of 14c per share has been declared and is payable on 29 April 2005. This represents an increase of 8% on the interim ordinary dividend declared in the corresponding period in the prior year.

•	A Capital return to shareholders comprising an off market share buyback of $750 million was completed during the half year. A 6c per share fully franked special dividend has been declared as previously indicated and will be paid in conjunction with the ordinary dividend.

•	Customer Service performance continued at a high level. Telstra achieved its best ever quarterly service performance results in the September ACA report. National service results for the September quarter were 93% for both services connected and services repaired.

•	A strong Statement of financial position (Balance Sheet) with strong capital settings was maintained.

Half Year 04/05 Financial Highlights 10 February 2004

Telstra Corporation Limited and controlled entities

Half Year 04/05 Financial Highlights 10 February 2004

Telstra Corporation Limited and controlled entities

Statement of financial performance

for the half year ended 31 December 2004

	Half Year Ended 31 December 2004
	2004		2003		Reported	Underlying[1]	Reported	Underlying[1]
	Reported	Underlying[1]	Reported	Underlying[1]	Change	Change	Change	Change
		(in $ millions)			$m	$m	%	%
Mobiles
Mobile services	1,896	1,896	1,740	1,740	156	156	9.0	9.0
Mobile handsets	198	198	186	186	12	12	6.5	6.5

Total Mobiles	2,094	2,094	1,926	1,926	168	168	8.7	8.7
Internet and IP solutions
BigPond narrowband	142	142	144	144	(2)	(2)	(1.4)	(1.4)
BigPond broadband	203	203	122	122	81	81	66.4	66.4
Wholesale broadband	106	106	60	60	46	46	76.7	76.7
Wholesale internet direct	12	12	7	7	5	5	71.4	71.4
Internet direct	61	61	61	61	0	0	0.0	0.0
IP solutions	94	94	71	71	23	23	32.4	32.4
Other	6	6	4	4	2	2	50.0	50.0

Internet and IP solutions	624	624	469	469	155	155	33.0	33.0
PSTN Products
Basic access	1,700	1,700	1,610	1,610	90	90	5.6	5.6
Local calls	689	689	778	778	(89)	(89)	(11.4)	(11.4)
PSTN value added services	126	126	134	134	(8)	(8)	(6.0)	(6.0)
National long distance calls	527	527	578	578	(51)	(51)	(8.8)	(8.8)
Fixed to mobile	806	806	808	808	(2)	(2)	(0.2)	(0.2)
International direct	124	124	139	139	(15)	(15)	(10.8)	(10.8)

Total PSTN	3,972	3,972	4,047	4,047	(75)	(75)	(1.9)	(1.9)
Specialised Data	495	495	516	516	(21)	(21)	(4.1)	(4.1)
ISDN Products	453	453	473	473	(20)	(20)	(4.2)	(4.2)
Advertising and Directories	890	814	769	769	121	45	15.7	5.9
Intercarrier services	580	580	563	563	17	17	3.0	3.0
Inbound calling products	231	231	238	238	(7)	(7)	(2.9)	(2.9)
Solutions management	463	270	243	243	220	27	90.5	11.1
HK CSL	380	380	377	377	3	3	0.8	0.8
TelstraClear	304	304	282	282	22	22	7.8	7.8
Offshore Services Revenue	119	89	48	48	71	41	147.9	85.4
Pay TV Bundling	121	121	65	65	56	56	86.2	86.2
Customer premises equipment	107	87	92	92	15	(5)	16.3	(5.4)
Payphones	63	63	72	72	(9)	(9)	(12.5)	(12.5)
Other sales & service	379	376	276	276	103	100	37.3	36.2

Sales revenue	11,275	10,953	10,456	10,456	819	497	7.8	4.8
Other revenue	107	81	370	149	(263)	(68)	(71.1)	(45.6)

Total revenue	11,382	11,034	10,826	10,605	556	429	5.1	4.0

Expenses:
Labour	1,812	1,656	1,635	1,635	177	21	10.8	1.3
Goods and services purchased	2,124	2,033	1,737	1,737	387	296	22.3	17.0
Other expenses	1,909	1,859	2,101	1,944	(192)	(85)	(9.1)	(4.4)

Expenses before equity acc/depn/amort/interest	5,845	5,548	5,473	5,316	372	232	6.8	4.4

Share of net loss from associates and joint venture entities	0	(1)	29	29	(29)	(30)	(100.0)	(103.4)

Total operating expenses before depn/amort/interest	5,845	5,547	5,502	5,345	343	202	6.2	3.8

EBITDA	5,537	5,487	5,324	5,260	213	227	4.0	4.3
EBITDA excl share of net loss from associates & joint venture entities	5,537	5,486	5,353	5,289	184	197	3.4	3.7
Depreciation	1,455	1,448	1,444	1,444	11	4	0.8	0.3
Amortisation (excl goodwill)	323	315	298	298	25	17	8.4	5.7
Goodwill amortisation	72	61	60	60	12	1	20.0	1.7

Total depreciation/amortisation	1,850	1,824	1,802	1,802	48	22	2.7	1.2

Total operating expenses before interest	7,695	7,371	7,304	7,147	391	224	5.4	3.1

EBIT	3,687	3,663	3,522	3,458	165	205	4.7	5.9

EBIT excl share of net loss from associates & joint venture entities	3,687	3,662	3,551	3,487	136	175	3.8	5.0
Net borrowing costs	371	370	355	355	16	15	4.5	4.2

Profit before income tax	3,316	3,293	3,167	3,103	149	190	4.7	6.1
Tax(i)	979	971	874	969	105	2	12.0	0.2

Profit after tax	2,337	2,322	2,293	2,134	44	188	1.9	8.8

Effective tax rate(ii)	29.5%	29.5%	27.6%	31.2%			1.9%	(1.7%)
EBITDA margin on sales revenue(ii)	49.1%	50.1%	50.9%	50.3%			(1.8%)	(0.2%)
EBIT margin on sales revenue(ii)	32.7%	33.4%	33.7%	33.1%			(1.0%)	0.3%
Earnings per share (cents)(iii)	18.6	18.5	17.9	16.6	0.7	1.9	3.9%	11.4%

(i)	Underlying tax calculations represent management’s best estimates

(ii)	The reported and underlying percentage growth represents the percentage movement from the prior corresponding period.

(iii)	2004 EPS uses a weighted average of 12,581 million shares following the share Buy Back, 2003 EPS was based on 12,817 million shares.

Product definitions have been reviewed and where necessary in the Half Year Ended 31 Dec 2003, comparative figures have been adjusted to align with changes in presentation in the Half Year Ended 31 Dec 2004. (Refer reconciliation on page 45).

Half Year 04/05 Financial Highlights 10 February 2004

Telstra Corporation Limited and controlled entities

Cash flow summary

For the half year ended 31 December 2004

Cashflow Summary
	Half Year Ended 31 December 2004
	2004	2003		Change
	(in $ millions)		Change	%

Receipts from Customers	12,274	11,509	765	6.6
Payments to Suppliers/Employees	(6,430)	(6,605)	175	(2.6)
Net Interest and Finance Charges	(402)	(396)	(6)	1.5
Income Tax Paid	(909)	(1,086)	177	(16.3)
Dividends Received	2	1	1	100.0
GST Remitted to the ATO	(542)	(498)	(44)	8.8

Operating Cash Flow	3,993	2,925	1,068	36.5

Operating Capital Expenditure	(1,881)	(1,411)	(470)	33.3
Less Capitalised Interest	50	37	13	35.1

Operating Capital Expenditure	(1,831)	(1,374)	(457)	33.3
Investment Expenditure	(574)	1	(575)	N/M
Patents, Trademarks and Licences (including 3G spectrum)	—	(2)	2	(100.0)

Capital Expenditure - excluding Capitalised Interest	(2,405)	(1,375)	(1,030)	74.9
Receipts from Asset Sales/Other Proceeds	21	277	(256)	(92.4)

Cash flow used in Investing Activities	(2,384)	(1,098)	(1,286)	117.1

Operating Cash Flow less Cash Flow used in Investing Activities	1,609	1,827	(218)	(11.9)

Movements in Borrowings/Finance Leases	1,271	(23)	1,294	(5626.1)
Purchase of Bank Bills	(64)	—	(64)	N/M
Employee Share Loans (Net)	8	14	(6)	(42.9)
Loan to associated Entity	(6)	—	(6)	N/M
Dividends Paid	(1,642)	(1,544)	(98)	6.3
Share Buy Back	(756)	(1,009)	253	(25.1)

Net Financing Activities	(1,189)	(2,562)	1,373	(53.6)

Net Cash Flow	420	(735)	1,155	(157.1)

Statement of financial position summary
As at 31 December 2004

Statement of Financial Position
	Half Year Ended 31 December 2004
	2004	2003		Change
	(in $ millions)		Change	%

Current Assets	6,070	5,128	942	18.4
Intangibles	3,984	3,008	976	32.4
Property, Plant and Equipment	23,324	22,666	658	2.9
Total Non-Current Assets	30,418	28,905	1,513	5.2
Net Debt	11,972	11,636	336	2.9
Total Liabilities	21,234	18,923	2,311	12.2
Gross Debt	13,138	12,196	942	7.7
Net Assets/Shareholders’ Equity	15,254	15,110	144	1.0

Half Year 04/05 Financial Highlights 10 February 2004

Telstra Corporation Limited and controlled entities

Statistical data summary

For the half year ended 31 December 2004

Statistical Summary
	Half Year Ended 31 December 2004
				Change
	2004	2003	Change	%

Billable traffic data (in millions)
Local calls (number of calls)	4,412	4,831	(419)	(8.7)
National long distance minutes (i)	3,977	4,343	(366)	(8.4)
Fixed-to-mobile minutes	2,206	2,099	107	5.1
International direct minutes	304	338	(34)	(10.1)
Mobile voice telephone minutes (ii)	3,404	3,011	393	13.1
Number of SMS sent	1,104	910	194	21.3

Network and operations data
Basic access lines in service (iii)
Residential	5.70	5.99	(0.29)	(4.8)
Business	2.51	2.65	(0.14)	(5.3)

Total retail customers	8.21	8.64	(0.43)	(5.0)
Domestic wholesale	1.98	1.71	0.27	15.8

Total basic access lines in services (in millions)	10.19	10.35	(0.16)	(1.5)

ISDN access (basic lines equivalents) (in thousands) (iv)	1,318	1,224	94	7.7

Mobile services in operation (SIO) (in thousands) (v)
GSM	6,868	6,139	729	11.9
CDMA	1,115	846	269	31.8

Mobile services in operations	7,983	6,985	998	14.3

Total Wholesale mobile SIO (in thousands)	69	55	14	25.5

Online subscribers (in thousands)
Narrowband subscribers	1,201	1,178	23	2.0
Broadband subscribers - Retail (vi)	617	287	330	115.0
Broadband subscribers - Wholesale (vi)	611	220	391	177.7

Total Broadband subscribers	1,228	507	721	142.2

Total online subscribers	2,429	1,685	744	44.2

Total FOXTEL subscribers	985	862	123	14.3

Employee data
Domestic full-time staff - reported (vii)	39,623	35,324	4,299	12.2
Domestic full-time staff - underlying (vii)	36,533	35,324	1,209	3.4
Full-time staff and equivalents - reported (viii)	46,178	40,080	6,098	15.2
Full-time staff and equivalents - underlying (viii)	42,753	40,080	2,673	6.7

(i)	Includes national long distance minutes from our public switched telephone network (PSTN) and independently operated payphones to Australian fixed telephones. Excludes minutes related to calls from non-PSTN networks, such as ISDN and virtual private networks.

(ii)	Includes all calls made from mobile telephones including long distance and international calls, excludes Data, messagebank, international roaming and Hong Kong CSL.

(iii)	Excludes Incontact services (a free service with restrictive calling access) and advanced access services, such as ISDN services

(iv)	Expressed in equivalent number of clear voice channels.

(v)	Excludes Hong Kong CSL SIOs and includes the impact of the deactivation policy change to standard re-charge period.

(vi)	Within Broadband, retail products include cable, satellite, ISP, HyperConnect and ADSL, while wholesale products include Flexstream, DSL layer 2 and DSL layer 3S

(vii)	Excludes offshore, casual and part time employees

(viii)	Includes all domestic and offshore employees, including controlled entities.

Half Year 04/05 Financial Highlights 10 February 2004

Telstra Corporation Limited and controlled entities

Summary of operating results

For the half year ended 31 December 2004

Telstra Corporation Limited reported a profit after tax (PAT) of $2,337 million for the half year ended 31 December 2004, an increase of $44 million or 1.9% on the corresponding period in the prior year.

After adjusting to allow like for like comparisons with the half year ended 31 December 2003, as detailed on the normalisation schedule, underlying1 PAT increased by 8.8% or $188 million to $2,322 million, and earnings per share grew by 11.4% to 18.5 cents. Underlying1 EBIT increased by $205 million or 5.9% to $3,663 million, and underlying1EBITDA increased by $227 million or 4.3% to $5,487 million. Underlying 1 margins are close to our objective of sales margin maintenance with an increase in EBIT margin of 0.3% to 33.4% and an underlying EBITDA margin decrease of just 0.2% to 50.1%.

Revenue

Reported total revenue grew by 5.1% or $556 million in the current half year, which included revenue of $322 million generated by recently acquired entities and a decline in revenue from investment and property sales of $195 million.

Underlying1 total revenue increased by 4.0% or $429 million. Underlying1 sales revenue increased by 4.8% or $497 million, due mainly to growth in mobiles, broadband, pay TV bundling, advertising and directories and offshore services revenue, offset by a decline in PSTN calling products as migration to other products occurs. Underlying1 domestic sales revenue increased by 4.5% or $437 million to $10,176 million.

Expenses

The increase in reported total expenses (before interest and tax) of 5.4% or $391 million included expenses incurred by the newly acquired entities of $307 million and a decline in the cost of property and investments sold of $10 million. The prior corresponding period included IBMGSA contract exit costs of $130 million.

Underlying1 operating expenses (before depreciation, amortisation and interest) rose by 3.8% or $202 million due to increased goods and services purchased supporting revenue growth, partly offset by cost reduction programs. Underlying1 operating expenses (including depreciation and amortisation but before interest and tax) increased by 3.1% or $224 million and included depreciation and amortisation growth of 1.2%.

Underlying1 Net borrowing costs grew by 4.2% or $15 million, which was attributable to a small increase in net debt following share buy backs, acquisitions and higher levels of capital expenditure.

Reported tax expense increased by 12% or $105 million with the prior corresponding period including a $58 million benefit from the adoption of tax consolidation. Underlying1 tax expense has increased by 0.2% or $2 million due mainly to the increase in underlying1 profit before tax of 6.1%, offset by prior year tax expense provision adjustments.

Cash flow

Free cash flow declined by 12% and includes the acquisitions of Kaz Group, PSINet Group, Damovo and Universal Publications in the current period. Excluding these acquisitions, free cashflow growth was 20% due to increased cash profits, reduction in the amount of tax paid and the timing of payments to creditors offset by higher operating capital expenditure and lower receipts from asset and investment sales.

Half Year 04/05 Financial Highlights 10 February 2004

Telstra Corporation Limited and controlled entities

Treasury operations

Telstra’s financial position remained strong with current long-term credit ratings of A+, A1 and A+ from S&P, Moody’s and Fitch respectively. The net debt position was $12.0 billion, an increase of $336 million or 2.9%, following on from share buyback and acquisitions in the half year.

Dividend

A fully franked interim ordinary dividend of 14c per share has been declared and is payable on 29 April 2005. This represents an increase of 8% on the interim ordinary dividend declared in the corresponding period in the prior year.

Capital Management

A Capital return to shareholders comprising an off market share buyback of $750 million was completed during the half year. A 6c per share fully franked special dividend has been declared as previously announced and will be paid in conjunction with the ordinary dividend.

For enquiries on these results contact:

John Stanhope	David Anderson
Chief Financial Officer	General Manager, Investor Relations
Telstra Corporation Limited	Telstra Corporation Limited
Phone: 61 3 9634 8014
Email: Investor.relations@team.telstra.com

Half Year 04/05 Financial Highlights 10 February 2004

Telstra Corporation Limited and controlled entities

Operating and Financial Review

Results of operation

The following table illustrates reported and underlying1 results for the half years ended 31 December 2004 and 2003.

Results of operations
	Half Year Ended 31 December 2004
	2004		2003		Reported	Underlying[1]
	Reported	Underlying[1]	Reported	Underlying[1]	Change	Change
	(in $ millions)%					%

Sales revenue	11,275	10,953	10,456	10,456	7.8	4.8
Other revenue	107	81	370	149	(71.1)	(45.6)

Total revenue	11,382	11,034	10,826	10,605	5.1	4.0

Expenses before equity acc/depn/amort/interest	5,845	5,548	5,473	5,316	6.8	4.4

Share of net loss from associates and joint venture entities	0	(1)	29	29	(100.0)	(103.4)

Total operating expenses before depn/amort/interest	5,845	5,547	5,502	5,345	6.2	3.8
Total depreciation/amortisation	1,850	1,824	1,802	1,802	2.7	1.2

Total operating expenses before interest	7,695	7,371	7,304	7,147	5.4	3.1

Earnings before interest & tax (EBIT)	3,687	3,663	3,522	3,458	4.7	5.9

Reported earnings before interest and tax (EBIT) grew by 4.7%, however some transactions occurred in the current and previous half years that make like for like comparisons difficult. After excluding these non-comparable items, underlying1 EBIT increased by 5.9% or $205 million.

The non-comparable items excluded from the underlying1 results are reflected on the normalisation schedule on page 42, and consist of:

•	Trading Post EBIT of $22 million, acquired in March 2004;

•	Kaz Group EBIT of ($5) million, acquired in July 2004;

•	PSINet Group EBIT of $2 million, acquired in August 2004;

•	Damovo EBIT of ($4) million, acquired in September 2004;

•	EBIT from the sale of property and investments of $9 million in the current year and $194 million in the prior year; and

•	IBMGSA contract exit costs of $130 million incurred in prior year.

Half Year 04/05 Financial Highlights
10 February 2004

Telstra Corporation Limited and controlled entities

Operating revenues

The following table includes reported and underlying1 operating revenues for the half years ended 31 December 2004 and 2003.

Operating revenue by major product and service category
	Half Year Ended 31 December 2004
	2004		2003		Reported	Underlying[1]
	Reported	Underlying[1]	Reported	Underlying[1]	Change	Change
	(in $ millions)%					%

Mobiles
Mobile services	1,896	1,896	1,740	1,740	9.0	9.0
Mobile handsets	198	198	186	186	6.5	6.5

Total Mobiles	2,094	2,094	1,926	1,926	8.7	8.7
Internet & IP Solutions
BigPond narrowband	142	142	144	144	(1.4)	(1.4)
BigPond broadband	203	203	122	122	66.4	66.4
Wholesale broadband	106	106	60	60	76.7	76.7
Wholesale internet direct	12	12	7	7	71.4	71.4
Internet direct	61	61	61	61	0.0	0.0
IP solutions	94	94	71	71	32.4	32.4
Other	6	6	4	4	50.0	50.0

Total Internet and IP solutions	624	624	469	469	33.0	33.0
PSTN Products
Basic access	1,700	1,700	1,610	1,610	5.6	5.6
Local calls	689	689	778	778	(11.4)	(11.4)
PSTN value added services	126	126	134	134	(6.0)	(6.0)
National long distance calls	527	527	578	578	(8.8)	(8.8)
Fixed to mobile	806	806	808	808	(0.2)	(0.2)
International direct	124	124	139	139	(10.8)	(10.8)

Total PSTN	3,972	3,972	4,047	4,047	(1.9)	(1.9)
Specialised Data	495	495	516	516	(4.1)	(4.1)
ISDN Products	453	453	473	473	(4.2)	(4.2)
Advertising and Directories	890	814	769	769	15.7	5.9
Intercarrier services	580	580	563	563	3.0	3.0
Inbound calling products	231	231	238	238	(2.9)	(2.9)
Solutions management	463	270	243	243	90.5	11.1
HK CSL	380	380	377	377	0.8	0.8
TelstraClear	304	304	282	282	7.8	7.8
Offshore Services Revenue	119	89	48	48	147.9	85.4
Pay TV Bundling	121	121	65	65	86.2	86.2
Customer premises equipment	107	87	92	92	16.3	(5.4)
Payphones	63	63	72	72	(12.5)	(12.5)
Other sales & service	379	376	276	276	37.3	36.2

Sales revenue	11,275	10,953	10,456	10,456	7.8	4.8
Other revenue	107	81	370	149	(71.1)	(45.6)

Total revenue	11,382	11,034	10,826	10,605	5.1	4.0

Domestic sales revenue		10,176		9,739		4.5

Reported total revenue increased by 5.1% and included proceeds from property and investment sales of $26 million in the current half year, compared with $221 million in the prior comparative period and revenue generated from recently acquired entities of $322 million.

After excluding these items, underlying1 total revenue increased by 4.0% for the half year.

Revenue growth was due to increases in mobiles, broadband, pay TV bundling, advertising and directories, offshore services revenue and other sales & services, offset by a decline in revenues from PSTN calling products.

Underlying1 domestic sales revenue grew by 4.5% in the half year.

Half Year 04/05 Financial Highlights
10 February 2004

Telstra Corporation Limited and controlled entities

Mobiles

Mobiles
	Half Year Ended 31 December 2004
	2004	2003	Change	Change
	(in $ millions except for statistical data)%

Access fees and call charges	1,402	1,339	63	4.7
Value added services
International roaming	119	85	34	40.0
Mobile messagebank	93	90	3	3.3
Mobile data	271	219	52	23.7

Total value added services	483	394	89	22.6

Mobile services revenue - Retail	1,885	1,733	152	8.8
Mobile services revenue - Wholesale	11	7	4	57.1

Total mobile services revenue	1,896	1,740	156	9.0
Mobile handset sales	198	186	12	6.5

Total mobiles goods and services revenue(i)	2,094	1,926	168	8.7

GSM mobile SIO (in thousands)	6,868	6,139	729	11.9
CDMA mobile SIO (in thousands)	1,115	846	269	31.8

Total mobile SIO (in thousands)(ii)	7,983	6,985	998	14.3

Prepaid mobile SIO (in thousands)	3,390	2,574	816	31.7
Postpaid mobile SIO (in thousands)(ii)	4,593	4,411	182	4.1

Total mobile SIO (in thousands)	7,983	6,985	998	14.3

GSM wholesale mobile SIO (in thousands)	11	2	9	450.0
CDMA wholesale mobile SIO (in thousands)	58	53	5	9.4

Total wholesale mobile SIO (in thousands)	69	55	14	25.5

Number of SMS sent (in millions)	1,104	910	194	21.3

Deactivation rate(ii)	9.5%	9.6%	(0.1%)
Mobile voice telephone minutes (in millions)	3,404	3,011	393	13.1

Average revenue per user per month(iii)	40.56	42.63	(2.07)	(4.9)
Average prepaid revenue per user per month(iii)	13.00	14.72	(1.72)	(11.7)
Average postpaid revenue per user per month(iii)	60.23	58.24	1.99	3.4

Average Mobile data revenue per user per month	5.80	5.39	0.41	7.6

(i) Excludes revenue from:

- call termination charges, including calls from our fixed network which we categorise as fixed to mobile;

- Hong Kong CSL which is recognised as HK CSL

(ii) Deactivations have been impacted by the “recharge only” period for prepaid services being extended to six months in line with general market position. This change has resulted in the continuation of approximately 202,000 prepaid services in June 2004.

(iii) Average revenue per user per month is calculated using average SIOs and includes mobile data, messagebank and roaming revenues.

Half Year 04/05 Financial Highlights
10 February 2004

Telstra Corporation Limited and controlled entities

Mobile services revenue, including wholesale mobiles, grew by 9.0% or $156 million. Including growth in mobile handset revenue of 6.5% or $12 million, total mobiles achieved growth of 8.7% or $168 million.

An increase in mobile services revenue was attributable to growth in access and calling revenues of $63 million and value added services of $89 million.

Access fees and call revenue recorded increases of 4.7%, attributable to the growth in the number of services in operation of 14% to 8 million with the number of calling minutes increasing by 13%, offset by yield reductions reflecting the competitive environment. The increases were generated by:

•	growth in prepaid revenues of 18% or $25 million due to the increase in the service base of 32% and prepaid calling minutes of 35%. Offset by yield reductions due to offers such as 1c per minute, GSM double first recharge, CDMA 12 month double recharge on Telstra prepaid plus;

•	growth in postpaid revenues of 3.1% or $38 million, resulting from the 4.1% increase in the number of postpaid services in operation and an increase in calling minutes of 11%. This growth has been offset by the increase in customer usage of the included call allowance as well as from offers such as Bonus Options, Telstra Rewards, T-Time and Telstra Capped Plans.

•	wholesale growth of $4 million or 57% due to increased resale of CDMA services and minutes of use as well as postpaid GSM services wholesaled.

Value added services increased by 23% or $89 million, comprising of:

•	international roaming revenue growth of 40% due to increased minutes of use following the growth in international travel, particularly at the time of the Olympics and an increase in inbound roaming prices charged to wholesale partners to align Telstra’s charging structure with international standards;

•	mobile data revenue increases of 24% or $52 million due to growth in:

▪	Short Message Service (SMS) revenue of 16.6% or $33 million with 1.1 billion messages sent in the six months to December 2004. The 21% increase in the number of messages sent is reflective of the growth in the total subscriber base. Revenue growth was offset by increased discounting initiatives such as Telstra Rewards and Bonus Options;

▪	other mobile data growth of 98% or $19 million due to growth in the General Packet Radio Service (GPRS) product including Telstra Wireless Access Protocols (WAP) and Blackberrys which drove increases in data transmission volumes;

•	Messagebank revenue increases of 3.3% or $3 million attributable to the 8.7% increase in minutes of use, offset by slight reduction in yield due to discounting initiatives.

Blended average revenue per user (ARPU) fell by 4.9%, as prepaid services have become a higher proportion of total services in operation. Postpaid ARPU increased by 3.4% due to increases in SMS revenue but prepaid ARPU declined by 12% due to the myriad of discounting initiatives on offer for prepaid customers. Mobile data ARPU continued to grow now representing 14% of retail mobile services revenue.

Mobile handset revenue achieved growth of 6.5% or $12 million, which was attributable to increased sales of prepaid phones driven by growth in the number of prepaid customers and increased prices on new handset models, which have attractive features such as multi-media messaging (MMS) and I-Mode capability for postpaid customers.

Half Year 04/05 Financial Highlights
10 February 2004

Telstra Corporation Limited and controlled entities

Internet and IP solutions

Internet and IP solutions
		Half Year Ended 31 December 2004
	2004	2003	Change	Change
	(in $ millions except for statistical data)%

Internet & IP solutions revenue
BigPond narrowband	142	144	(2)	(1.4)
BigPond broadband	203	122	81	66.4
Wholesale broadband	106	60	46	76.7
Wholesale internet direct	12	7	5	71.4
Internet direct	61	61	0	0.0
IP solutions	94	71	23	32.4
Other	6	4	2	50.0

Total Internet & IP solutions revenue	624	469	155	33.0

Broadband subscribers - Wholesale (in thousands)	611	220	391	177.7
Broadband subscribers - Retail (in thousands)	617	287	330	115.0

Total Broadband subscribers (in thousands)	1,228	507	721	142.2

Narowband subscribers - Retail (in thousands)	1,201	1,178	23	2.0

Total online subscribers (in thousands)	2,429	1,685	744	44.2

Half Year 04/05 Financial Highlights
10 February 2004

Telstra Corporation Limited and controlled entities

Broadband growth of $127 million leads the Internet and IP solutions revenue growth of 33%:

•	BigPondTM broadband growth of $81 million was driven by subscriber growth of 115% with growth in both ADSL and cable. The accelerated growth of this product is attributable to increased internet usage, self install kits and successful broadband marketing campaigns which included new pricing plans. Business DSL has also contributed to the revenue growth after being launched in August 2003 with recent large contract wins for the newer technology.

•	Wholesale broadband growth of $46 million was driven by Wholesale DSL Layer 2 revenue growth of $55 million. DSL Layer 2 has seen an increase in SIOs of 252%, however this level of growth has been partially offset by a decline in yields per SIO of 32%. Growth was also seen in wholesale access of $5 million in line with Wholesale DSL product growth. This is offset by a decline in the Flexstream DSL Layer by $13 million and ISP Connect $2 million as ISPs elect to migrate to DSL Layer 2 for providing broadband to their customers and a significant yield decline due to pricing reductions to retain customers on the Telstra network.

•	Narrowband revenue declined by 1.4% despite growth in SIOs of 2.0%. High yield users are migrating to Broadband services. Customers remaining with dial-up and new customers, are lower yield customers and there is significant price competition in the market.

•	Growth in IP solutions of $23 million or 32%. IP MAN/Ethernet grew by $12 million with major contract wins and extension of coverage on existing services in the government sector and IP WAN grew by $6 million driven by the implementation of large corporate contracts on this product as customers migrate from older product technologies such as frame relay and ISDN.

Half Year 04/05 Financial Highlights
10 February 2004

Telstra Corporation Limited and controlled entities

PSTN products

The following tables explain the decrease in total PSTN products revenue of 1.9% or $75 million.

A price increase in basic access revenue due to the continued impact of rebalancing initiatives has been offset by a decline in basic access lines, and volume reductions across local calls, international direct® and national long distance products. Continued strong growth in fixed to mobile volumes has been offset by competitive pricing pressures, particularly in the business market.

PSTN Products
	Half Year Ended 31 December 2004
	2004	2003	Change	Change
	(in $ millions except for statistical data)%

Basic access revenue
Retail	1,388	1,361	27	2.0
Domestic wholesale	312	249	63	25.3

Total basic access revenue	1,700	1,610	90	5.6

Local call revenue	689	778	(89)	(11.4)
PSTN value added services revenue	126	134	(8)	(6.0)
National long distance revenue	527	578	(51)	(8.8)
Fixed to mobile revenue	806	808	(2)	(0.2)
International direct revenue	124	139	(15)	(10.8)

Total PSTN revenue	3,972	4,047	(75)	(1.9)

Basic access lines in service (in millions)*
Residential	5.70	5.99	(0.29)	(4.8)
Business	2.51	2.65	(0.14)	(5.3)

Sub-total	8.21	8.64	(0.43)	(5.0)
Domestic wholesale	1.98	1.71	0.27	15.8

Total access lines in service (in millions)*	10.19	10.35	(0.16)	(1.5)

Number of local calls (in millions)	4,412	4,831	(419)	(8.7)
National long distance minutes (in millions)	3,977	4,343	(366)	(8.4)
Fixed to mobile minutes (in millions)	2,206	2,099	107	5.1
International direct minutes (in millions)	304	338	(34)	(10.1)

*	Retail basic access lines in service have been restated to exclude incontact services of 84,000 in the current period and 93,000 in the prior period.

Half Year 04/05 Financial Highlights
10 February 2004

Telstra Corporation Limited and controlled entities

Basic access

Retail revenue has increased due to a price increase in June 2004 as part of the rebalancing initiatives, offset by a decline in the number of basic access lines due to competition and migration to other products such as ISDN, broadband and mobiles.

Wholesale revenue growth was due to an increase in the number of access lines as well as price increases.

Local Calls

Local call revenue declined mainly as a result of the 8.7% reduction in the number of calls due to product substitution to mobiles, fixed to mobile, internet and ISDN products. The yield has declined due to competitive price pressures in the business market and package discounts offered in the consumer market. Customer churn to wholesale has also contributed to a lower yield.

PSTN value added services

The reduction in revenue for PSTN value added services included a decline in Messagebank® due to discounts offered as part of feature packaging and a lower number of Messagebank® users because of continued migration to the free product offering Telstra Home Message 101TM. Call Return (*10#) usage has declined after a steady increase in calling number display subscriptions. Also products such as PABX indial and siteline are at the end of their lifecycle, resulting in customer migration to other products such as ISDN and customnet.

National long distance calls

The reduction in national long distance revenue was attributable to the 8.4% decline in call minutes due to shorter call durations and product substitution to mobiles, fixed to mobile, internet and ISDN. Yield also declined due to increased usage of capped calling rates and competitive pricing pressures partly offset by flagfall increases.

Fixed to mobile

Fixed to mobile yield has decreased due to increased competitive pricing pressures in the business sector, offset by a higher yield in the consumer market due to flagfall increases. This was offset by a 5.1% increase in volumes due to the continued growth in the number of mobile services in the Australian market.

International direct

The International direct® revenue decline was mostly due to the reduction in minutes of 10%. This reduction was due to the continued migration to aggressively priced prepaid calling cards and customers using other products such as e-mail and internet chat facilities.

Half Year 04/05 Financial Highlights
10 February 2004

Telstra Corporation Limited and controlled entities

Specialised Data

Specialised Data
		Half Year Ended 31 December 2004
	2004	2003	Change	Change
	(in $ millions except for statistical data)%

Data revenue
Frame relay	180	184	(4)	(2.2)
ATM	45	36	9	25.0
Digital data services	115	130	(15)	(11.5)
Leased lines	121	133	(12)	(9.0)
International private lines	14	15	(1)	(6.7)
Other specialised data	20	18	2	11.1

Total data revenue	495	516	(21)	(4.1)

Domestic Frame access ports (in thousands)	32	29	3	10.3
ATM permanent virtual circuits (in thousands)	13	12	1	8.3

Data revenue declined by 4.1% reflecting a decline in mature products such as Leased Lines and Digital Data Services (DDS) where customers have migrated to IP and DSL based product options.

Frame relay revenue declined by 2.2% although SIOs have increased as more customers take up IP WAN for which frame relay is the premium access. The decline in frame revenues was due to excess global fibre capacity driving wholesale bandwidth prices down and increasing regional carrier competition.

ATM revenue growth of 25% was due to the commencement of billing of significant new contracts and increased usage by existing customers, as prices were reduced and an increase in Global ATM from intensified sales activities and successful contracting of new businesses.

DDS revenue declined 12% due to the product being a mature product with customers now migrating to new technologies such as DSL.

Leased lines is a mature product that saw a decline in Austpac dial-up & lease as the product is in the declining stages of its lifecycle and is expected to be exited in the next two years. Prior period Transend revenue of $8 million was included in leased lines. Other specialised data increased $2 million due to current period inclusion of Transend revenue. The Transend revenue decline of $6 million was the result of the loss of two significant contracts.

International private lines revenue decreased marginally due to intense competition and excess capacity in the market driving prices/yields down in the Asian region.

Half Year 04/05 Financial Highlights
10 February 2004

Telstra Corporation Limited and controlled entities

ISDN Products

ISDN Products
	Half Year Ended 31 December 2004
	2004	2003	Change	Change
	(in $ millions except for statistical data)%

ISDN revenue
Access	210	200	10	5.0
Calls
Data	88	120	(32)	(26.7)
Voice	155	153	2	1.3

Total calls	243	273	(30)	(11.0)

Total ISDN revenue	453	473	(20)	(4.2)

ISDN access lines (basic access line equivalents) (in thousands)	1,318	1,224	94	7.7

ISDN access revenue has grown by 5.0% due to growth within the SME and consumer market while corporate customers continue to migrate to more technologically advanced data products such as frame relay and ADSL as more exchanges become DSL enabled. Consequently, the number of services has increased by 7.7%.

The 11% reduction to calling revenue includes a 27% drop in data call revenue. ISDN corporate customers have been migrating to products such as DSL and frame relay as well as competitors’ offerings on alternative technologies at reduced tariffs.

This was offset by an increase in voice call revenue by 1.3%. This increase was driven by pricing structure change to include a thirty minute block time, rather than per minute charging; increased contracting activity reducing the level of competitor pre-selection and override; and customer consolidation of services and reconfiguration of PABX equipment to allow for outgoing calls to be made on ISDN services. This resulted in a 13% increase in voice minutes.

Half Year 04/05 Financial Highlights 10 February 2004

Telstra Corporation Limited and controlled entities

Advertising and Directories

Advertising and Directories
	Half Year Ended 31 December 2004
	2004	2003	Change	Change
	(in $ millions)			%

Advertising and Directories - Reported	890	769	121	15.7
Less Adjustments	76	0	76	N/M

Advertising and Directories - Underlying	814	769	45	5.9

Reported advertising and directories revenue grew by 16%. After excluding Trading Post, underlying advertising and directories revenue increased by 5.9%.

White Pages revenue increased by 8.3% due to the continued success of additional colour listing options and higher customer yields. Yellow Pages revenue grew by 3.1%, attributable to the introduction of full-page advertising options into additional categories. The majority of metropolitan Yellow Pages revenue is recognised in the December quarter. In addition, other directory products grew by 36%, mainly in the area of online advertising and location and navigation products from additional customers and increased online yields.

Intercarrier services

Intercarrier services
	Half Year Ended 31 December 2004
	2004	2003	Change	Change
	(in $ millions)			%

Intercarrier services revenue	580	563	17	3.0

The increase in intercarrier services revenue was driven by:

▪	Higher SMS interconnect revenue of 33% or $9 million, mainly due to a 31% increase in traffic.

▪	An increase in wholesale long distance and international revenue of 144% or $8 million due to higher volumes resulting from a special rate offered on carriage to Canada in the first half of 2004/05 and the introduction of a lower yield product pitched at the calling card market.

▪	Growth in mobiles terminating access revenue of 5.9% or $13 million due to higher volumes of 12% from increased mobile services, offset by a 5% yield reduction arising from regulatory pricing pressures.

partly offset by:

▪	A decrease in PSTN/ISDN access products of 11% or $19 million reflecting a 10% yield reduction arising from price rebalancing initiatives. There was also a slight decline in volumes.

Half Year 04/05 Financial Highlights 10 February 2004

Telstra Corporation Limited and controlled entities

Inbound calling products

Inbound calling products
	Half Year Ended 31 December 2004
	2004	2003	Change	Change
	(in $ millions except for statistical data)%

Inbound calling products revenue	231	238	(7)	(2.9)

B party minutes (in millions)	1,339	1,351	(12)	(0.9)
A party calls (in millions)	477	473	4	0.8

Inbound calling products revenue has declined by $7 million, driven by a $4 million reduction in FreecallTM 1800. Intense pricing competition, leading to a 9% yield reduction and a declining customer base has significantly impacted this product. Call minutes were also down 1.9%.

Other Inbound product revenue, including Infocall (190) and Infocall Cascade, decreased $2 million. A Party revenue was flat reflecting little movement in the number of calls. B Party revenue declined by $1 million due to competitive market pressures resulting in lower yields and fewer call minutes.

Solutions management

Solutions management
	Half Year Ended 31 December 2004
	2004	2003	Change	Change
	(in $ millions)			%

Solutions management revenue - reported	463	243	220	90.5
Less adjustments
Kaz Group	188	0	188	N/M
Damovo	5	0	5	N/M

	193	0	193	N/M

Solutions management revenue - underlying	270	243	27	11.1

Reported solutions management revenue increased by 91% and included revenue from Kaz Group and Damovo, acquired by Telstra in July and September 2004 respectively.

Underlying solutions management revenue increased by 11%. Managed services grew by $13 million due to the commencement of new business contracts and incremental growth in existing contracts, offset by the completion of some contracts and a decline in project work. Managed WAN, offering design, install and management of a tailored wide area network, grew by 52% driven by increased activity in a major corporate contract and commencement of new contracts. Radio Services revenue increased by 17.6% due to the construction of government radio sites.

Half Year 04/05 Financial Highlights 10 February 2004

Telstra Corporation Limited and controlled entities

HongKong CSL

HK CSL
	Half Year Ended 31 December 2004
	2004	2003	Change	Change
		(in $ millions)		%

HKCSL revenue	380	377	3	0.8

Hong Kong CSL increased revenues by $3 million or 0.8%. Increases in international voice, data and prepaid revenues was achieved as well as growth in mobile handset sales due to the move into new markets and the launch of new models with advanced features. Continued aggressive price competition is unfavourably impacting local voice revenue and average revenue per user despite an increase in market share. In Hong Kong dollars, 7.9% growth was achieved for Hong Kong CSL, offset by unfavourable currency fluctuations of $26m.

TelstraClear

TelstraClear
	Half Year Ended 31 December 2004
	2004	2003	Change	Change
	(in $ millions)			%

TelstraClear revenue	304	282	22	7.8

TelstraClear achieved growth of $22 million or 7.8% from continued strong retail revenue growth and favourable foreign currency movements. In New Zealand dollars, TelstraClear increased sales revenue by 3.1% attributable to retail growth in the business and government sector. Revenue for the period included property lease revenue, which was previously treated as an expense. This increase has been partially offset by a decrease in wholesale revenue due to rate reductions in the wholesale market with international carriers.

Half Year 04/05 Financial Highlights 10 February 2004

Telstra Corporation Limited and controlled entities

Offshore services revenue

Offshore services revenue
	Half Year Ended 31 December 2004
	2004	2003	Change	Change
	(in $ millions)			%

Total offshore services revenue - reported	119	48	71	147.9
Less adjustments	30	0	30	N/M

Total offshore services revenue - underlying	89	48	41	85.4

Comprising:
Telstra Europe	64	29	35	120.7
Telstra Inc	17	17	0	0.0
Other CE	8	2	6	300.0

	89	48	41	85.4

Reported offshore services revenue increased by 148% or $71 million for the half year. This increase included revenue generated by PSINet Group, acquired by Telstra in August 2004, of $30 million for the half year.

Excluding PSINet Group revenue, underlying offshore services revenue grew by $41 million or 85% attributable to:

•	Growth achieved by Telstra Europe of $35 million due to the acquisition of customer and network bases from Powergen and Cable Telecom in the UK in October 2003 and February 2004 respectively;

•	Other offshore services revenue of $6 million, which was generated by Telstra Singapore and Telstra Hong Kong in providing international connectivity to multinational corporations. Additional resources have been engaged to generate revenue growth, these companies still being in their infancy stage in the prior corresponding period.

Pay TV Bundling

Pay TV Bundling
	Half Year Ended 31 December 2004
	2004	2003	Change	Change
		(in $ millions)		%

Pay TV Bundling revenue	121	65	56	86.2

FOXTEL Pay TV Bundling subscribers (thousands)	265	204	61	29.9
Austar Pay TV Bundling subscribers (thousands)	44	4	40	N/M

Total Pay TV Bundling subscribers (thousands)	309	208	101	48.6

Pay TV bundling has continued to grow rapidly with the launch of FOXTEL Digital and the free installation/upgrade campaign from October 2004 to December 2004. Revenue increased by $56 million or 86% in the half year with increases in FOXTEL subscribers on Telstra bundles of 30% and Austar bundles have increased by 40,000 subscribers.

Half Year 04/05 Financial Highlights 10 February 2004

Telstra Corporation Limited and controlled entities

Customer premises equipment

Customer premises equipment
	Half Year Ended 31 December 2004
	2004	2003	Change	Change
	(in $ millions)			%

Customer premises equipment revenue - reported	107	92	15	16.3
Less adjustments - Damovo	20	0	20	N/M

Customer premises equipment revenue - underlying	87	92	(5)	(5.4)

Reported customer premises equipment revenue increased by 16%. After adjusting for PABX equipment sales for Damovo, which was acquired in the current half year, underlying customer premises equipment revenue decreased by 5.4%.

Underlying revenue from customer premises equipment continued to decline due to retail competition for fixed line handsets and product substitution by mobile phones.

Payphones

Payphones
	Half Year Ended 31 December 2004
	2004	2003	Change	Change
	(in $ millions except for statistical data)%

Payphones revenue	63	72	(9)	(12.5)

Payphones (in thousands)	63	66	(3)	(4.5)

Revenue decline in Payphones of 13% was driven by loss of payphone provisioning contracts throughout NSW and QLD with privately operated payphone services down by 6.8%. Telstra Operated payphones decreased by 3.3% reflective of the removal of older technology phones such as coin only payphones and the substitution of payphone usage with mobile phones.

Half Year 04/05 Financial Highlights 10 February 2004

Telstra Corporation Limited and controlled entities

Other Sales & Services

Other sales and services
	Half Year Ended 31 December 2004
	2004	2003	Change	Change
	(in $ millions)			%

Total other sales and services revenue - reported	379	276	103	37.3
Less adjustments	3	0	3	N/M

Total other sales and services revenue - underlying	376	276	100	36.2

Total other sales and services
Telstra information and connection services	68	57	11	19.3
Customnet & spectrum	57	54	3	5.6
Card services	32	36	(4)	(11.1)
Virtual private network	7	11	(4)	(36.4)
Security Products	26	25	1	4.0
HFC Cable	36	21	15	71.4
Conferlink	23	23	0	0.0
Commercial & recoverable works	29	15	14	93.3
External Construction	40	34	6	17.6
Other	58	0	58	N/M

Total other sales and services	376	276	100	36.2

Telstra information and connection services revenue grew by 19% as the result of the launch of Sensis 1234 Call Connect at the end of April 2004.

HFC Cable usage revenue from Foxtel increased due to higher activity associated with increased product demand following the digitalisation of pay TV and other miscellaneous revenue.

Commercial & recoverable works growth was due to infrastructure revenue associated with upgrading existing Foxtel analogue customers to digital and increased commercial work requests as customers are more aware of the available services.

External construction revenue increased by 18% due to increased focus on building and targeting adjacent NDC markets following its integration into Telstra.

Other represents growth in miscellaneous of $58 million in overdue fees, payment processing fees, which were introduced in July 2004, release of pensioner discount provision no longer required and additional offshore sales. The previous year result included a negative prior period accounting adjustment.

Half Year 04/05 Financial Highlights 10 February 2004

Telstra Corporation Limited and controlled entities

Other Revenue

Other revenue
	Half Year Ended 31 December 2004
	2004	2003	Change	Change
	(in $ millions)			%

Total other revenue - reported	107	370	(263)	(71.1)
Less adjustments	26	221	(195)	(88.2)

Total other revenue - underlying	81	149	(68)	(45.6)

Comprising:
Sale of plant and equipment	3	56	(53)	(94.6)
USO Levy Receipts	32	33	(1)	(3.0)
Government subsidies	11	22	(11)	(50.0)
Rental/Leases	11	13	(2)	(15.4)
Miscellaneous revenue	24	25	(1)	(4.0)

	81	149	(68)	(45.6)

Where adjustments comprise:
Revenue from sale of:
Listed securities and other corporations	7	24	(17)	(70.8)
Associates	0	155	(155)	(100.0)
Land and Buildings	19	42	(23)	(54.8)

Total adjustments	26	221	(195)	(88.2)

Reported other revenue decreased by $263 million, mainly due to a $195 million decline in sales of land, building and investments, including the sale of IBMGSA for $153 million in the prior corresponding period.

Excluding sales for land, buildings and investments, underlying other revenue decreased by $68 million mainly due to the sale of midrange servers in the prior year and reductions in government subsidies due to the inclusion of revenue in the prior year for Besley, Networking the Nation, the Internet Assistance Program and the Government Island Watch. The reduction was offset by revenue received for provision of higher bandwith services to regional, rural and remote areas at prices comparable to metro (HiBIS).

Half Year 04/05 Financial Highlights 10 February 2004

Telstra Corporation Limited and controlled entities

Operating expenses

Operating expenses
	Half Year Ended 31 December 2004
	2004		2003		Reported	Underlying[1]
	Reported	Underlying[1]	Reported	Underlying[1]	Change	Change
			(in $ millions)		%	%

Expenses
Labour	1,812	1,656	1,635	1,635	10.8	1.3
Goods and services purchased	2,124	2,033	1,737	1,737	22.3	17.0
Other expenses	1,909	1,859	2,101	1,944	(9.1)	(4.4)

Expenses before equity acc/depn/amort/interest	5,845	5,548	5,473	5,316	6.8	4.4

Share of net loss from associates and joint venture entities	0	(1)	29	29	(100.0)	(103.4)

Total operating expenses before depn/amort/interest	5,845	5,547	5,502	5,345	6.2	3.8

Total depreciation/amortisation	1,850	1,824	1,802	1,802	2.7	1.2

Total operating expenses before interest	7,695	7,371	7,304	7,147	5.4	3.1

Reported operating expenses increased by 5.4%. Operating expenses in the half year ended 31 December 2004 included expenses incurred by newly acquired entities of $307 million and costs of property and investments sold of $17 million. The prior half-year included IBMGSA contract exit costs of $130 million and costs of property and investments sold of $27 million.

After excluding these items, the half year operating expenses increased by 3.1%. Excluding depreciation and amortisation, operating expenses grew by 3.8%.

The increase in expenses was due to higher cost of sales, including network payments, pay TV service fees, mobile handset subsidies and cost of handsets sold; higher service contracts from volume increases in broadband and PSTN activations, fault rectifications, Bigpond and directory assistance call centres; additional staff to meet customer service improvements and salary increases. These increases were offset by cost reduction initiatives of $96 million and lower redundancy costs.

Half Year 04/05 Financial Highlights 10 February 2004

Telstra Corporation Limited and controlled entities

Labour expense

Labour expense
	Half Year Ended 31 December 2004
	2004	2003	Change	Change
	(in $ millions except for statistical data)%

Total labour expense - reported	1,812	1,635	177	10.8
Less adjustments	156	0	156	N/M

Labour expense - underlying	1,656	1,635	21	1.3

Full time staff & equivalents - reported(i)	46,178	40,080	6,098	15.2
Less adjustments	3,425	0	3,425	N/M

Full time staff & equivalents - underlying (i)	42,753	40,080	2,673	6.7

(i)	Includes NDC full time & equivalents. Corresponding labour expense for NDC were recorded in costs of external contracting and cost of sales prior to integration in September 2003.

Reported labour expenses increased by 11% mainly due to the acquisition of new entities, including Trading Post and Kaz. After excluding acquisitions underlying labour expenses increased by 1.3%. This was mainly due to:

•	Salary increases of $59 million or 4.0% due to enterprise agreements and annual reviews;

•	Underlying full time staff and equivalent increase of 6.7%, resulting from increases in full time staff and the use of part time staff to provide improved customer service and account management, and flexibility to meet customer requirements;

•	Increases in the use of overtime, contract and agency payments to improve front of house service and meet increased field volumes across broadband, pay TV and PSTN;

•	A change in the NDC capitalised overhead process, direct allocation of labour to capitalised overhead;

•	A change in accounting treatment of NDC labour from commercial project payments to labour expense following the integration on 1st September 2003.

These increases were partially offset by:

•	A decrease in redundancy expense of $94 million;

•	A higher number of staff working on capital projects.

An actuarial review of Telstra Super based on the fund’s position as at 30 June 2003 confirmed that a surplus continued to exist in the fund. As per the recommendations of the actuary we are not expected to be required to contribute to Telstra Super during 2004-05. The continuation of the contribution holiday is, however, dependent on the performance of the fund and we will continue to closely monitor the situation in the light of the current financial market performance .

Half Year 04/05 Financial Highlights 10 February 2004

Telstra Corporation Limited and controlled entities

Goods and services purchased

Goods and services purchased
	Half Year Ended 31 December 2004
	2004	2003	Change	Change
		(in $ millions)%

Total goods and services purchased - reported	2,124	1,737	387	22.3
Less adjustments	91	0	91	N/M

Total goods and services purchased - underlying	2,033	1,737	296	17.0

Comprising:
Goods and services purchased - underlying
Cost of goods sold	348	288	60	20.8
Usage commissions	136	133	3	2.3
Handset subsidies	177	125	52	41.6
Network payments	960	871	89	10.2
Commercial Project Payments	27	40	(13)	(32.5)
Service Fees	126	66	60	90.9
Managed Services	92	73	19	26.0
Other	167	141	26	18.4

	2,033	1,737	296	17.0

Note: Effective 1st July 2004, new expenditure categories were created in “Goods and Services Purchased” to capture directly variable costs associated with the managed services customer contracts where a direct relationship exists between the costs incurred and the revenues earned. Prior year costs of $47 million recorded against “Other Operating Expenses” have been restated.

Reported goods and services purchased increased by 22%. After adjusting for cost of goods sold for Trading Post, Kaz Group, Damovo and PSINet Group in the current year, underlying goods and services purchased increased by 17% or $296 million. The increase was the result of:

•	Cost of goods sold (COGS) increased by $60 million or 21 % due to:

▪	20% growth in the number of handsets sold;

▪	Reclassification of subsidising of prepaid handsets from handset subsidies due to an accounting treatment change;

▪	Growth in ADSL demand

▪	Commencement of the 2-way satellite service for the HiBis scheme.

Hong Kong CSL increased COGS expenditure in line with increased handset volumes sold and revenue, but was partially offset by a favourable exchange rate movement.

•	Increased handset subsidies expenditure was the result of the impact of increased levels of subsidy amortisation following a full year in 03/04 of subsidies available in the market place. The increase was also contributed to by increased handset sales in Hong Kong CSL reflecting a 26% volume growth. This growth was partly offset by the reclassification of prepaid handset subsidies to COGS due to a change in accounting treatment.

•	Network payments grew by 10% due to increases in international network payments of $52 million and domestic network payments $37 million.

▪	International network payments growth was due to increased international roaming services, with volumes up 23%; $18 million due to a full six months period of incurring international network payments for Powergen and Cable Telecom which were acquired by Telstra Europe in Oct 2003 and Feb 2004 respectively; an increase in TelstraClear due to an increase in retail revenue and unfavourable exchange movements; and a $9 million increase in Reach payments due largely to unfavourable foreign exchange impacts.

▪	Domestic network payments growth was the result of higher volumes of mobile and SMS traffic terminating on other networks.

Half Year 04/05 Financial Highlights 10 February 2004

Telstra Corporation Limited and controlled entities

•	Service Fees increased by $60 million:

▪	To meet the increased bundling of pay TV services $58 million; and

▪	Additional purchases of DVDs to increase rental levels related to BigPond Movie business $2 million.

•	Managed services increased by $19 million due to increased third party costs associated with managing and expanding the larger contracts.

•	Other goods and services rose by 18% due to an increase in amortisation of previously deferred dealer incentive payments.

The decrease in Commercial project payments of $13 million was due to an accounting treatment change for NDC external project work as a result of their integration into Telstra in September 2003. The decline was due to costs incurred prior to the integration, which are now allocated against individual expense line items.

Half Year 04/05 Financial Highlights 10 February 2004

Telstra Corporation Limited and controlled entities

Other expenses

Other expenses
	Half Year Ended 31 December 2004
	2004	2003	Change	Change
		(in $ millions)		%

Total other expenses - reported	1,909	2,101	-192	(9.1)
Less adjustments	50	157	-107	(68.2)

Total other expenses - underlying	1,859	1,944	-85	(4.4)

Comprising:
Rental expense on operating leases	274	265	9	3.4
Bad debts/recovery costs/doubtful debts	71	95	-24	(25.3)
Inventory Writedowns	5	1	4	400.0
Net foreign currency conversion losses/(gains)	(13)	4	-17	(425.0)
Audit fees	4	3	1	33.3
Service contracts and other agreements	775	724	51	7.0
Marketing	158	172	-14	(8.1)
General administration	397	398	-1	(0.3)
Other operating expense	183	222	-39	(17.6)
Cost of Property plant & Equipment (exc. Land & Buildings)	5	60	-55	(91.7)

Total other expenses - underlying	1,859	1,944	-85	(4.4)

Where adjustments comprise:
Net book value of assets sold:
Cost of Land & Buildings	13	6	7	116.7
Investments in associated entities	0	5	-5	(100.0)
Investments in listed entities and other corporations	4	16	-12	(75.0)

	17	27	-10	(37.0)
Acquisitions	33	0	33	N/M
Other adjustments (IBMGSA Exit Costs)	0	130	-130	(100.0)

Total Adjustment	50	157	-107	(68.2)

Note: Effective 1st July 2004, new expenditure categories were created in “Goods and Services Purchased” to capture directly variable costs associated with the managed services customer contracts where a direct relationship exists between the costs incurred and the revenues earned. Prior year costs of $47 million recorded against “Other Operating Expenses” have been restated.

The reported other expenses decreased by 9.1% and included a decline in the book value of property and investment sales and a prior year one-off payment made to exit the IBMGSA IT services contract, offset by an increase in other expenses incurred by recently acquired entities with no prior period comparatives.

After excluding these items, underlying1 other expenses decreased by 4.4% with:

•	A decline in the book value of plant and equipment sales due to the prior year sale and leaseback of IT servers and a decline in the number of units, and average book value per unit, of other plant and equipment sold.

•	Lower other operating expenses because of:

▪	Higher capitalised overheads due to a change in the capitalised overhead process from direct allocation following the completion of NDC integration into Telstra; and

▪	Lower bank costs due to a shift in customer payment preferences away from payment options that incur a merchant service fee after a processing fee was introduced on credit card payments in July 2004; offset by

▪	Higher motor vehicle costs due to fuel price rises, increased excess kilometres travelled and higher repairs and maintenance costs.

•	A decrease in bad and doubtful debts due to proceeds from the sale of debt in the half year ended 31 December 2004 and lower provisions and write offs. There was no sale of debt in the prior year.

Half Year 04/05 Financial Highlights 10 February 2004

Telstra Corporation Limited and controlled entities

•	Currency gains in the current period due to exchange rate fluctuations on a restructured loan; and

•	Reduced marketing costs due to focussed and well-managed campaigns resulting in fewer initiatives and sponsorships.

Offset by:

•	Higher service contracts and other agreements due to:

▪	Volume based increases including activations and fault rectifications particularly for broadband, digital pay TV and the PSTN network and higher volumes in call centres for Bigpond and Sensis 1234;

▪	A change in the NDC capitalised overhead process, from direct allocation against service contracts to capitalised overhead; and

▪	Increased proactive network maintenance; offset by

▪	Reduced IT services costs resulting from renegotiation of contracts; and

•	Increased rental expenses on operating leases mainly due to a reduction in property provisions and a reclassification of property rental income to revenue.

Half Year 04/05 Financial Highlights 10 February 2004

Telstra Corporation Limited and controlled entities

Share of net loss from associates and joint venture entities

Share of net loss from associates and joint venture entities
	Half Year Ended 31 December 2004
	2004	2003	Change	Change
	(in $ millions)			%

Share of net loss from associates and joint venture entities - reported	0	29	(29)	(100.0)
Less adjustments	1	0	1	N/M

Share of net loss from associates and joint venture entities - underlying	(1)	29	(30)	(103.4)

Share of equity accounted losses has decreased as a result of the suspension of equity accounting for Foxtel, with $30 million of equity losses incurred in the 6 months to 31 December 2003.

The adjustment in net equity accounted losses of $1 million is for the losses on joint ventures acquired as part of the Kaz acquisition.

Depreciation and Amortisation

Depreciation and amortisation
		Half Year Ended 31 December 2004
	2004	2003	Change	Change
	(in $ millions)			%

Total depreciation and amortisation - reported	1,850	1,802	48	2.7
Less adjustments	26	0	26	N/M
Total depreciation and amortisation - underlying	1,824	1,802	22	1.2

Comprising:
Depreciation	1,448	1,444	4	0.3
Amortisation (excl goodwill)	315	298	17	5.7
Goodwill amortisation	61	60	1	1.7

	1,824	1,802	22	1.2

Reported depreciation and amortisation increased by 2.7%. Excluding depreciation and amortisation on Trading Post, Kaz Group, PSINet Group and Damovo, depreciation and amortisation increased by 1.2%, which was attributable to communications plant and software asset additions of $1.5 billion, consistent with the level of capital expenditure over recent years. This was offset by a decrease in depreciation on communications plant following service life changes ($31 million), reduction of other plant and equipment assets ($7 million), and the retirement of vehicles ($2 million), which are now on lease agreements.

Half Year 04/05 Financial Highlights 10 February 2004

Telstra Corporation Limited and controlled entities

International

Hong Kong CSL financial summary

Hong Kong CSL Financial Summary
	Half Year Ended 31 December 2004
	2004	2003	2004	2003
	(in A$ millions)		(in HK$ millions)

Total revenue	380	377	2,173	2,014
Total opex	271	253	1,555	1,356
EBITDA	109	124	618	658
EBIT	-3	8	203	248
CAPEX	59	27	342	150

EBITDA margin	28.7%	32.9%	28.4%	32.7%

Amounts presented in HK$ have been prepared in accordance with AGAAP.

Amounts presented in A$ represent amounts included in Telstra’s consolidated result.

Total revenue increased by HK$159 million or 7.9%. This was driven by strong growth in mobile handset sales due to the introduction of new handset models with advanced features and addressing new market segments, along with strong growth in international voice, prepaid and data revenue through MMS handsets and innovative content and applications. This was partially offset by declining local voice revenue as a result of continuing aggressive price competition.

The increase in total revenue was offset by increases in direct cost of sales, leading to an increase in total opex of 15%. The direct cost of sales increased mainly due to higher handset costs including subsidies and commissions and disbursement charges eg interconnect, whilst CSL network costs declined.

The smaller growth rate in A$ compared with HK$ is as a result of the depreciating HK$ against A$.

In December 2004 CSL announced the launch of its 3G services, which will offer customers high-speed data access across a wide range of mobile multimedia services. Complementing CSL’s solution for wireless broadband connectivity, the company also launched its Wi-Fi service.

CSL remains focused on opportunities in China and is undertaking a number of commercial consultancy engagements with Chinese operators on many aspects of engineering, product development, services, marketing and retail sales.

Half Year 04/05 Financial Highlights 10 February 2004

Telstra Corporation Limited and controlled entities

REACH financial summary

REACH Financial Summary
	Half Year Ended 31 December 2004
	2004	2003

(In US$ millions)
Total revenue	399	450
EBITDA	45	54
EBIT	18	(74)
Net Profit	(8)	(113)

Amounts presented in US$ have been prepared in accordance with USGAAP.

REACH continues to operate in a difficult environment and the industry is expected to remain challenging for some time. Prices for international voice and data carriage have been falling and the growth in usage has not been sufficient to compensate for the loss in revenue caused by the price reductions.

Earning before interest and tax (EBIT) has improved to $18m due to lower depreciation following the write down of assets in the prior year.

To achieve the best results possible in the current market conditions REACH is continuing to focus on core business and cost containment. In addition to this a suite of new IT systems platforms have been progressively introduced to enhance operational performance and customer satisfaction.

As a result of continuing depressed prices for international data services, shareholders have determined that REACH should focus on meeting shareholder demand and withdraw from third party data sales. The shareholders have decided to reserve their position on re-entering the market for third party sales, should market conditions improve in the future.

Telstra and PCCW will continue to review structural options aimed at improving the overall operational performance of the REACH business, with a strong focus on earnings growth.

Half Year 04/05 Financial Highlights 10 February 2004

Telstra Corporation Limited and controlled entities

TelstraClear financial summary

TelstraClear Financial Summary
	Half Year Ended 31 December 2004
	2004	2003	2004	2003
		(in A$ millions)	(in NZ$ millions)

Total revenue	306	283	331	321
Total opex	253	226	274	256
EBITDA	53	57	57	65
EBIT	(18)	(17)	(19)	(18)
CAPEX	48	52	51	59

EBITDA margin	17.3%	20.1%	17.2%	20.2%

Amounts presented in NZ$ have been prepared in accordance with AGAAP.

Amounts presented in A$ represent amounts included in Telstra’s consolidated result.

Total revenue growth of NZ$10 million or 3.1% has been achieved. On a stand-alone basis, including intercompany revenue, TelstraClear revenue increased by 4.1%. Revenue growth was achieved from continued strong retail revenue growth, particularly in the business and government sector. Included in this is a change in treatment of property lease revenue, which was previously included in expenses. This was partially offset by a decrease in wholesale due to rate reductions in the wholesale market with international carriers.

In Australian dollars revenue increased by 8.1% to $306 million, which includes the positive impact of a more favourable exchange rate.

Half Year 04/05 Financial Highlights 10 February 2004

Telstra Corporation Limited and controlled entities

Net borrowing costs

Net borrowing costs
	Half Year Ended 31 December 2004
	2004	2003	Change	Change
		(in $ millions)		%

Gross borrowing costs - Reported	454	419	35	8.4
less capitalised interest	(48)	(37)	(11)	29.7

Borrowing costs - Reported	406	382	24	6.3
Interest received/receivable	35	27	8	29.6

Net borrowing costs - Reported	371	355	16	4.5

less adjustment - PSINet Group	1	0	1	N/M

Net borrowing costs - Underlying	370	355	15	4.2

Net borrowing costs excluding PSINet Group costs increased by $15 million or 4.2%.

The increase in reported gross borrowing costs of 8.4% is attributable to increased average borrowings following share buy backs, investment acquisitions and the increased levels of capital expenditure for the first half of the current year. Included is the impact of lower interest rates on the new and refinanced long-term debt.

The growth in borrowing costs is offset by an increase in capitalised interest of $11 million, attributable to higher work in progress associated with higher capital expenditure and the 30% increase in interest receivable due to the increased holdings of short term liquid assets.

Half Year 04/05 Financial Highlights 10 February 2004

Telstra Corporation Limited and controlled entities

Income tax expense

Income Tax Expense
	Half Year Ended 31 December 2004
	2004	2003	Change	Change
	(in $ millions)			%

Income Tax Expense - Reported	979	874	105	12.0
Add adjustments
Trading Post	(9)	0	(9)	N/M
Damovo	1	0	1	N/M
Tax consolidation benefit	0	58	(58)	(100.0)
Asset / Investment Sales	0	37	(37)	(100.0)

	(8)	95	(103)	(108.4)

Income Tax Expense - underlying	971	969	2	0.2

Reported income tax expense increased by 12% or $105 million due to :

•	$58 million benefit arising from the adoption of the tax consolidation legislation in the prior year;

•	$37 million tax effect on the IBMGSA contract exit costs in the prior year; and

•	income tax expense of Trading Post, Kaz Group, PSINet Group and Damovo;

Excluding these adjustments, income tax expense increased by 0.2% or $2 million. The increase in income tax expense associated with a higher underlying profit before tax has been more than offset by:

•	reductions of $30 million due to tax refunds and provision adjustments related to an overprovision of tax expense in June 2004 and an under provision of tax expense in June 2003;

•	income tax benefit of $26 million associated with the reassessment of the deferred tax balances.

Half Year 04/05 Financial Highlights 10 February 2004

Telstra Corporation Limited and controlled entities

Cash flow

Cash flow data
	Half Year Ended 31 December 2004
	2004	2003	Change	Change
		(in $ millions)		%

Net cash provided by operating activities	3,993	2,925	1,068	36.5
Net cash used in investing activities	(2,384)	(1,098)	(1,286)	117.1

Operating Cash Flow less Cash Flow used in Investing Activities	1,609	1,827	(218)	(11.9)
Net cash used in financing activities	(1,189)	(2,562)	1,373	(53.6)

Net increase/(decrease) in cash	420	(735)	1,155	(157.1)

Operating Cash Flow less Cash Flow used in Investing Activities	1,609	1,827	(218)	(11.9)
Less Adjustment: Large one off acquisition and asset or investment sales	(574)	0	(574)	N/M

Operating Cash Flow less Cash Flow used in Investing Activities (excl Large one off acquisition and asset or investment sales)	2,183	1,827	356	19.5

Operating cash flow less cash flow used in investing activities (free cashflow) declined by 12% for the six months ended 31 December 2004. Included were acquisitions of Kaz Group, PSINet Group, Damovo and Universal Publisher totalling $574 million. After removing the impact of the investment acquisitions, free cashflow growth was 20% or $356 million.

Operating cashflow of $3,993 million increased by 37% or $1,068 million due to higher cash profits, timing of creditor payments resulting in higher creditor balances at the half-year and reductions in the amount of tax paid resulting from a significantly lower final PAYG settlement attributable to 2003/2004 financial year.

Cash used in investing activities increased by $1,286 million due to increased operating capital expenditure of $457 million, acquisitions of $574 million and lower receipts from asset and investment sales of $256 million.

Net cash used in financing activities decreased due to new borrowings, including the EUR500 million-bond issue ($A850 million), lower repayments of $581 million due to the timing of maturing bonds and a smaller share buy back of $252 million, offset by higher dividend payments to shareholders of $98 million.

Half Year 04/05 Financial Highlights 10 February 2004	Page 39

Telstra Corporation Limited and controlled entities

Net cash used in investing activities
	Half Year Ended 31 December 2004
	2004	2003	Change	Change
		(in $ millions)		%

Switching	192	137	55	40.1
Transmission	174	199	(25)	(12.6)
Customer access	478	453	25	5.5
Mobile telecommunications networks	245	143	102	71.3
International assets	107	80	27	33.8
Capitalised software(ii)	294	182	112	61.5
Other	391	217	174	80.2

Operating capital expenditure	1,881	1,411	470	33.3
Capitalised interest included in above	(50)	(37)	(13)	(35.1)

Capital expenditure excluding capitalised interest	1,831	1,374	457	33.3
Add: patents, trademarks and licences (including 3G spectrum)	—	2	(2)	(100.0)
Add: investments	574	(1)	575	N/M

Capitalised expenditure (excl. int.) and investments	2,405	1,375	1,030	74.9
Sale of capital equipment, investments and other	(21)	(277)	256	92.4

Net cash used in investing activities	2,384	1,098	1,286	117.1

Operating Capital expenditures	1,881	1,411	470	33.3
Less: offshore operating capital expenditure	107	79	28	35.4
Domestic core operating expenditure(i)	1,774	1,332	442	33.2

(i)	Domestic core operating capital expenditure is operating capital expenditure including capitalised interest and excludes HKCSL & TelstraClear operating. Previous disclosure of domestic capex excluded capitalised interest. capital expenditure.

(ii)	Capitalised software for 2003 includes capitalised interest of $8 million which was previously classified in other.

Operating capital expenditure for the half year ended 31 December 2004 increased by 33% or $470 million. Domestic core operating expenditure increased by 33% or $442 million. The key areas of movement on capital expenditure for the period include:

•	Increases in the software development program due to the purchase of the long term Microsoft desktop and SAP licenses, and other specialised IT programs such as the customer relationship management project;

•	Increases in other communications plant due to broadband and the 3G wireless data services solution development of network management software and Infranet billing and activation systems. The impact of capital expenditure on the 3G wireless data services solution represents $35m of the $74 million total 3G capital expenditure. In addition, capital expenditure on land and buildings including the legal and compliance program has increased due to an earlier rollout schedule whereas in the previous year rollout had been later in the year;

•	Higher domestic switching expenditure due to higher demand for specialised services as well as the impacts of continuing broadband rollout. Major customer contracts have been won in both the government and private enterprise sectors, which have contributed to the higher demand for specialised services such as Wideband Internet Protocol (IP) and Switched Data Network.

•	Increased expenditure in the Mobiles technologies is driven by the improvements in depth of coverage in the GSM and CDMA mobile networks. Mobiles technology has also increased due to the Third Generation (3G) programs of work. With the asset sharing arrangement with Hutchinson 3G Australia Pty Ltd, we acquired a 50% interest in the 3G assets of $450 million, payable over 2 calendar years. Property plant and equipment increased by $428 million, which represents the present value of the purchase price. To date we have paid $22 million and recognised a deferred liability of $406 million. We also capitalised $12m in costs associated with the transaction. On a cash basis, total 3G capital expenditure including this acquisition, expenditure required to enable the network and development of a 3G wireless data services solution, was $74 million;

Half Year 04/05 Financial Highlights 10 February 2004	Page 40

Telstra Corporation Limited and controlled entities

•	Increased expenditure on the customer access network was largely due to the significant increase in broadband demand for the first half of 2005 which saw 400,000 customers connected as compared with 150,000 customer connections for previous corresponding period. The increase in broadband demand has impacted the increases in the other technologies;

Partially offset by:

•	Expenditure on developing the transmission assets reduced due to the prior year acquisition of the IP1 transmission system of $44 million. This reduction was offset by increases in the traditional transmission program resulting from the increased demand for specialised services due to the winning of a major government and private enterprise contracts and increased broadband demand.

Investment capital expenditure for the period ending 31 December 2004 of $574 million includes the acquisitions of Kaz Group $342 million, PSINet Group $113 million, Damovo $66 million, Universal Publications $46 million, Sytec $11 million and other joint ventures and shares in listed securities of $7 million offset by cash balances acquired of $12 million.

Half Year 04/05 Financial Highlights 10 February 2004	Page 41

Telstra Corporation Limited (ABN 033 051 775 556)
Normalisation Schedule
Half Year Ended 31 December 2004

This schedule details the adjustments made to the reported results for the half years 31 December 2004 and 2003 to arrive at the underlying business performance.

$m
		Asset/						December		Tax	Asset/		December
	December	Investment					Total	04/05	December 03/04	consolidation	Investment		03/04	Reported	Underlying	Underlying
Fixed to mobile	04/05 Reported	Sales	Trading Post	KAZ	PSINet	Damovo	Adjust.	Underlying	Reported	benefit	Sales	Total Adjust.	Underlying	Growth %	Growth %	M/ment

Mobiles
Mobile services	1,896						0	1,896	1,740			0	1,740	9.0%	9.0%	156
Mobile handsets	198						0	198	186			0	186	6.5%	6.5%	12

Total Mobiles	2,094						0	2,094	1,926			0	1,926	8.7%	8.7%	168
Internet and IP solutions	624						0	624	469			0	469	33.0%	33.0%	155
PSTN Products
Basic access	1,700						0	1,700	1,610			0	1,610	5.6%	5.6%	90
Local calls	689						0	689	778			0	778	(11.4%)	(11.4%)	(89)
PSTN value added services	126						0	126	134			0	134	(6.0%)	(6.0%)	(8)
National long distance calls	527						0	527	578			0	578	(8.8%)	(8.8%)	(51)
Fixed to mobile	806						0	806	808			0	808	(0.2%)	(0.2%)	(2)
International direct	124						0	124	139			0	139	(10.8%)	(10.8%)	(15)

Total PSTN	3,972						0	3,972	4,047			0	4,047	(1.9%)	(1.9%)	(75)
Specialised Data	495						0	495	516			0	516	(4.1%)	(4.1%)	(21)
ISDN Products	453						0	453	473			0	473	(4.2%)	(4.2%)	(20)
Advertising and Directories	890		(76)				(76)	814	769			0	769	15.7%	5.9%	45
Intercarrier services	580						0	580	563			0	563	3.0%	3.0%	17
Inbound calling products	231						0	231	238			0	238	(2.9%)	(2.9%)	(7)
Solutions management(ii)	463			(188)		(5)	(193)	270	243			0	243	90.5%	11.1%	27
HK CSL	380						0	380	377			0	377	0.8%	0.8%	3
Telstra Clear	304						0	304	282			0	282	7.8%	7.8%	22
Offshore Services Revenue (ii)	119				(30)		(30)	89	48			0	48	147.9%	85.4%	41
PayTV	121						0	121	65			0	65	86.2%	86.2%	56
Customer premises equipment	107					(20)	(20)	87	92			0	92	16.3%	(5.4%)	(5)
Payphones	63						0	63	72			0	72	(12.5%)	(12.5%)	(9)
Other sales & service	379			(3)	0	0	(3)	376	276			0	276	37.3%	36.2%	100

Sales revenue	11,275	0	(76)	(191)	(30)	(25)	(322)	10,953	10,456	0	0	0	10,456	7.8%	4.8%	497

Other revenue	107	(26)	0	0	0	0	(26)	81	370		(221)	(221)	149	(71.1%)	(45.6%)	(68)

Total revenue	11,382	(26)	(76)	(191)	(30)	(25)	(348)	11,034	10,826	0	(221)	(221)	10,605	5.1%	4.0%	429

Expenses
Labour	1,812		(22)	(114)	(7)	(13)	(156)	1,656	1,635			0	1,635	10.8%	1.3%	21
Goods and services purchased(iii)	2,124		(16)	(51)	(14)	(10)	(91)	2,033	1,737			0	1,737	22.3%	17.0%	296
Other expenses(iv)	1,909	(17)	(10)	(16)	(4)	(3)	(50)	1,859	2,101		(157)	(157)	1,944	(9.1%)	(4.4%)	(85)

Expenses before equity acc/depn/amort/interest	5,845	(17)	(48)	(181)	(25)	(26)	(297)	5,548	5,473	0	(157)	(157)	5,316	6.8%	4.4%	232

Share of net profit from associates and joint venture entities	0		0	(1)	0	0	(1)	(1)	29			0	29	(100.0%)	(103.4%)	(30)

Total operating expenses before depn/amort/interest	5,845	(17)	(48)	(182)	(25)	(26)	(298)	5,547	5,502	0	(157)	(157)	5,345	6.2%	3.8%	202

EBITDA	5,537	(9)	(28)	(9)	(5)	1	(50)	5,487	5,324	0	(64)	(64)	5,260	4.0%	4.3%	227

EBITDA excl share of net loss from associates & joint ventures entities	5,537	(9)	(28)	(10)	(5)	1	(51)	5,486	5,353	0	(64)	(64)	5,289	3.4%	3.7%	197
Depreciation	1,455		(1)	(4)	(1)	(1)	(7)	1,448	1,444			(0)	1,444	0.8%	0.3%	4
Amortisation (excl goodwill)	323		0	(5)	(1)	(2)	(8)	315	298			0	298	8.4%	5.7%	17
Goodwill amortisation	72		(5)	(5)	(1)	0	(11)	61	60			0	60	20.0%	1.7%	1

Total depreciation / amortisation	1,850	0	(6)	(14)	(3)	(3)	(26)	1,824	1,802	0	0	(0)	1,802	2.7%	1.2%	22

Total operating expenses before interest	7,695	(17)	(54)	(196)	(28)	(29)	(324)	7,371	7,304	0	(157)	(157)	7,147	5.4%	3.1%	224

EBIT	3,687	(9)	(22)	5	(2)	4	(24)	3,663	3,522	0	(64)	(64)	3,458	4.7%	5.9%	205

EBIT excl share of net loss from associates & joint venture entities	3,687	(9)	(22)	4	(2)	4	(25)	3,662	3,551	0	(64)	(64)	3,487	3.8%	5.0%	175

Net borrowing cost (*)	371		0	0	(1)	0	(1)	370	355			0	355	4.5%	4.2%	15

Profit before income tax	3,316	(9)	(22)	5	(1)	4	(23)	3,293	3,167	0	(64)	(64)	3,103	4.7%	6.1%	190

Tax (excl. unusuals effect)(*)	979		(9)	0	0	1	(8)	971	874	58	37	95	969	12.0%	0.2%	2

Profit after tax	2,337	(9)	(13)	5	(1)	3	(15)	2,322	2,293	(58)	(101)	(159)	2,134	1.9%	8.8%	188

Effective tax rate	29.5%							29.5%	27.6%				31.2%	1.9%	(1.7%)
EBITDA margin on sales revenue	49.1%							50.1%	50.9%				50.3%	(1.8%)	(0.2%)
EBIT margin on sales revenue	32.7%							33.4%	33.7%				33.1%	(1.0%)	0.3%
Earnings per share (12581.03m shares)	18.6							18.5	17.9				16.6	3.9%	11.4%

(i)	write-off of Reach shareholder loans

(ii)	refer page 45 for product reconciliation

(iii)	refer to page 29 for details of reclassification adjustments

(iv)	refer page 31 for details of reclassification adjustments

Note: (*) Underlying interest & tax calculations represent management’s best estimates
N/M refers to not meaningful

Telstra Corporation Limited (ABN 033 051 775 556)
Normalisation Schedule
Half Year Ended 31 December 2004

Adjustments to derive Underlying results

				Tax Effect	Profit
	31 Dec 2004	31 Dec 2004	31 Dec 2004	@30%	after
(A) Asset Sales ($m)	Proceeds	NBV	Profit	if applicable	tax

Land and Building sales	19	13	6	0	6
Investment sales	7	4	3	0	3

Total Property Plant and Equipment Sales	26	17	9	0	9

Total Asset/Investment Sales and other costs	26	17	9	0	9

				Tax Effect	Profit
	31 Dec 2003	31 Dec 2003	31 Dec 2003	@30%	after
(A) Asset Sales ($m)	Proceeds	NBV	Profit	if applicable	tax

Land and Building sales	42	6	36		36
Investment sales	179	21	158	2	156

Total Property Plant and Equipment Sales	221	27	194	2	192

IBMGSA Exit Costs		130	(130)	(39)	(91)

Total Asset/Investment Sales and other costs	221	157	64	(37)	101

Telstra Corporation Limited (ABN 033 051 775 556)
Quarterly Data
Quarter Ended 31 December 2004

	Q1	QTR PCPii	Q2	QTR PCPii	Half 1	YTD PCPii	Q3	QTR PCPii	Q4	QTR PCPii	Full Year	YTD PCPii	Q1	QTR PCPii	Q2	QTR PCPii	Half 1	YTD PCPii
Summary Underlying(I) Quarterly Data	Sep-03	Sep-03	Dec-03	Dec-03	Dec-03	Dec-03	Mar-04	Mar-04	Jun-04	Jun-04	Jun-04	Jun-04	Sep-04	Sep-04	Dec-04	Dec-04	Dec-04	Dec-04

Revenue
Mobiles
Mobile services	848	3.4%	893	9.2%	1,740	6.2%	853	9.6%	877	6.6%	3,470	7.1%	928	9.4%	968	8.4%	1,896	9.0%
Mobile handsets	97	40.6%	89	(12.7%)	186	8.1%	79	(24.0%)	87	(20.9%)	352	(8.8%)	95	(2.1%)	103	15.7%	198	6.5%

Total Mobiles	945	6.3%	982	6.7%	1,926	6.4%	932	5.7%	964	3.3%	3,822	5.4%	1,023	8.3%	1,071	9.1%	2,094	8.7%
Internet and IP solutions	237	24.7%	231	14.9%	468	19.7%	255	28.8%	289	26.8%	1,013	24.0%	310	30.8%	314	35.9%	624	33.0%
PSTN products
Basic access	791	3.4%	819	3.5%	1,610	3.5%	795	2.2%	832	11.2%	3,237	5.0%	853	7.8%	847	3.4%	1,700	5.6%
Local calls	394	(0.8%)	384	(3.8%)	778	(2.3%)	370	(3.6%)	356	(8.0%)	1,504	(4.0%)	354	(10.2%)	335	(12.8%)	689	(11.4%)
PSTN value added services	68	0.0%	66	(10.8%)	134	(5.0%)	62	(12.7%)	63	(7.4%)	259	(7.5%)	63	(7.4%)	63	(4.5%)	126	(6.0%)
National long distance calls	292	2.5%	286	(4.0%)	578	(0.7%)	278	(3.5%)	265	(9.2%)	1,121	(3.5%)	265	(9.2%)	262	(8.4%)	527	(8.8%)
Fixed to mobile	402	8.4%	407	6.5%	808	7.3%	398	6.1%	391	0.5%	1,597	5.3%	399	(0.7%)	407	0.0%	806	(0.2%)
International direct	68	(15.0%)	71	(12.3%)	139	(13.7%)	65	(11.0%)	62	(12.7%)	266	(13.4%)	61	(10.3%)	63	(11.3%)	124	(10.8%)

Total PSTN products	2,015	2.5%	2,033	0.4%	4,047	1.5%	1,968	0.0%	1,969	0.7%	7,984	0.9%	1,995	(1.0%)	1,977	(2.8%)	3,972	(1.9%)
Data and Internet
Specialised Data	264	(2.9%)	253	(7.3%)	517	(5.1%)	258	(5.1%)	260	(7.5%)	1,035	(5.7%)	246	(6.8%)	249	(1.6%)	495	(4.1%)
ISDN Products	239	(3.6%)	234	(2.9%)	473	(3.3%)	229	1.8%	225	(1.3%)	927	(1.6%)	231	(3.3%)	222	(5.1%)	453	(4.2%)
Advertising and Directories	185	9.5%	584	3.9%	769	5.2%	237	10.7%	301	10.3%	1,307	7.4%	214	15.7%	600	2.7%	814	5.9%
Intercarrier services	278	(6.1%)	284	(0.7%)	563	(3.3%)	266	(2.9%)	274	(2.1%)	1,103	(2.9%)	277	(0.4%)	303	6.7%	580	3.0%
Inbound calling products	119	(5.6%)	119	(4.0%)	238	(4.8%)	120	(1.6%)	118	(3.3%)	476	(3.6%)	117	(1.7%)	114	(4.2%)	231	(2.9%)
Solutions management	129	13.2%	113	(9.6%)	243	1.7%	121	7.1%	144	6.7%	508	4.3%	140	8.5%	130	15.0%	270	11.1%
Hong Kong CSL	191	(21.7%)	186	(22.5%)	377	(22.1%)	167	(31.3%)	182	0.6%	726	(20.0%)	188	(1.6%)	192	3.2%	380	0.8%
TelstraClear	142	2.9%	140	3.7%	282	3.3%	144	2.1%	148	10.4%	574	4.7%	152	7.0%	152	8.6%	304	7.8%
Offshore Services Revenue	18	(21.7%)	31	106.7%	48	26.3%	37	117.6%	45	400.0%	130	103.1%	46	155.6%	43	38.7%	89	85.4%
PayTV	29	NA	35	NA	65	NA	41	583.3%	48	182.4%	154	569.6%	57	96.6%	64	82.9%	121	86.2%
Customer premises equipment	46	(6.1%)	46	(9.8%)	92	(8.0%)	47	(4.1%)	45	0.0%	184	(5.2%)	42	(8.7%)	45	(2.2%)	87	(5.4%)
Payphones	36	(2.7%)	37	(2.6%)	72	(4.0%)	36	(5.3%)	33	(5.7%)	141	(4.7%)	31	(13.9%)	32	(13.5%)	63	(12.5%)
Other sales & service	159	(34.8%)	116	(48.7%)	276	(41.3%)	148	(26.7%)	186	(9.7%)	609	(30.6%)	175	10.1%	201	73.3%	376	36.2%

Sales revenue	5,032	0.5%	5,424	(0.7%)	10,456	(0.1%)	5,006	0.8%	5,231	3.3%	20,693	1.0%	5,244	4.2%	5,709	5.3%	10,953	4.8%
Other revenue	52	(3.7%)	42	(26.3%)	94	(15.3%)	55	17.0%	64	(38.5%)	213	(18.7%)	37	(65.1%)	44	4.8%	81	(45.6%)
Total revenue	5,084	0.5%	5,466	(1.0%)	10,550	(0.3%)	5,061	1.0%	5,295	2.5%	20,906	0.7%	5,281	2.8%	5,753	5.3%	11,034	4.0%

Selected statistical dataiv
Mobile voice telephone minutes	1,473	15.9%	1,538	16.2%	3,011	16.1%	1,554	20.6%	1,580	15.2%	6,145	16.9%	1,678	13.9%	1,726	12.2%	3,404	13.1%
Short Message Service (SMS) (number of messages)	432	49.0%	478	39.8%	910	44.0%	489	28.6%	504	25.7%	1,903	34.7%	539	25.0%	565	18.0%	1,104	21.3%
Mobile services in operation (thousands)iii	6,720	14.2%	6,985	14.5%	6,985	14.5%	7,169	13.1%	7,604	15.8%	7,604	15.8%	7,665	14.1%	7,983	14.3%	7,983	14.3%
Broadband Retail subscribers	267	57.8%	287	52.8%	287	52.8%	337	60.7%	424	76.8%	424	76.8%	533	99.4%	617	115.0%	617	115.0%
Broadband Wholesale subscribers	172	362.5%	220	288.9%	220	288.9%	281	249.9%	379	213.4%	379	213.4%	495	188.6%	611	177.9%	611	177.9%
Total Broadband subscribers (thousands)	439	112.6%	507	107.5%	507	107.5%	618	113.0%	803	122.6%	803	122.6%	1,028	134.3%	1,228	142.3%	1,228	142.2%
Narrowband subscribers (thousands)	1,180	8.9%	1,178	6.8%	1,178	6.8%	1,197	5.6%	1,194	3.1%	1,194	3.1%	1,209	2.4%	1,201	1.9%	1,201	2.0%
- Retail (v)	8.71	(3.9%)	8.64	(3.8%)	8.64	(3.8%)	8.58	(3.9%)	8.44	(4.3%)	8.44	(4.3%)	8.34	(4.2%)	8.21	(4.9%)	8.21	(5.0%)
- Wholesale	1.64	20.5%	1.71	22.1%	1.71	22.1%	1.76	21.1%	1.84	18.4%	1.84	18.4%	1.91	16.1%	1.98	15.8%	1.98	15.8%
Basic access lines in service	10.35	(0.7%)	10.35	(0.3%)	10.35	(0.3%)	10.34	(0.4%)	10.28	(0.8%)	10.28	(0.8%)	10.25	(0.9%)	10.19	(1.5%)	10.19	(1.5%)
Local calls (number of calls)	2,435	(3.7%)	2,396	(3.8%)	4,831	(3.7%)	2,324	(3.0%)	2,242	(5.8%)	9,397	(4.0%)	2,233	(8.3%)	2,179	(9.1%)	4,412	(8.7%)
National long distance minutes	2,193	(6.5%)	2,150	(6.9%)	4,343	(6.7%)	2,128	(6.6%)	2,049	(8.0%)	8,520	(7.0%)	2,002	(8.7%)	1,975	(8.1%)	3,977	(8.4%)
Fixed to mobile minutes	1,041	7.3%	1,058	7.5%	2,099	7.4%	1,070	8.1%	1,057	5.8%	4,226	7.1%	1,096	5.3%	1,110	4.9%	2,206	5.1%
International direct minutes	165	(13.4%)	173	(11.9%)	338	(12.7%)	161	(10.7%)	152	(11.8%)	651	(12.0%)	149	(9.8%)	155	(10.2%)	304	(10.1%)
ISDN access (basic lines equivalents) (thousands)	1,210	(1.2%)	1,224	2.9%	1,224	2.8%	1,250	4.2%	1,288	6.2%	1,288	6.2%	1,305	7.8%	1,318	7.7%	1,318	7.7%
Total Foxtel SIOs (thousands)	849	5.6%	862	6.6%	862	6.6%	867	6.3%	901	7.9%	901	7.9%	941	10.8%	985	14.3%	985	14.4%

Footnotes:

(i)	Fiscal 2004/2005 and its comparative year exclude Trading Post, Kaz Group, PSInet Group and Damovo and proceeds from property and investment sales. Fiscal 2003/2004 and its comparative year exclude Trading Post and asset sales.

(ii)	All percentages relate to growth on prior corresponding period.

(iii)	Mobile Services in Operation(SIOs) are net of deactivated prepaid customers who were outside the recharge only period and reflects recent changes in deactivation policy in Q4 2003/2004.

(iv)	Statistical data is represented in millions unless otherwise stated.

(v)	Retail basic access lines in service have been restated to exclude between 105,000 and 84,000 incontact services. The current period has an exclusion of 84,000 incontact services .

Telstra Corporation Limited (ABN 033 051 775 556)
Product reconciliation to align comparative figures with the reported format
Half Year Ended 31 December 2004

	Reported
	previously	Reported
	released	New Hierarchy
	Dec-03	Dec-03	Movement		Amount		Amount
	$m	$m	$m	Included	$m	Excluded	$m

Mobile services	1,733	1,740	7

Mobile handsets	186	186	(0)

Total Mobiles	1,919	1,926	7	CDMA Wholesale Domestic Resale	7

Internet and IP solutions	463	469	6	Wholesale Access Other (incl HDSL)	5

				Wholesale Internet and Data Other	1

PSTN products

Basic access	1,610	1,610	0

Local calls	778	778	(0)

PSTN value added services	134	134	(0)

National long distance calls	578	578	(0)

Fixed to mobile	808	808	0

International direct	139	139	(0)

Total PSTN products	4,047	4,047	(0)

Specialised Data	509	516	7	Wholesale ATM	7

ISDN Products	471	473	2			Microlink Rental Semi Permanent Circuits	(2)

Advertising and Directories	769	769	0

Intercarrier services	583	563	(20)			Wholesale ATM	7

						CDMA Wholesale Domestic Resale	7

						Wholesale Access Other (incl HDSL)	5

						Wholesale Internet and Data Other	1

Inbound calling products	238	238	(0)

Solutions management	233	243	10	eBusiness Solutions	10

Hong Kong CSL	377	377	0

Telstra Clear	282	282	0

Various controlled entities (excluding HK CSL & Tclear)	79	—	(79)			Offshore services revenue	48

						HFC Cable TV	21

						eBusiness Solutions	10

Offshore Services Revenue	—	48	48	Offshore services revenue	48

Pay TV Bundling	—	65	65	Pay TV Bundling	65

Customer premises equipment	92	92	(0)

Payphones	72	72	0

Other sales & service	322	276	(46)	Microlink Rental Semi Permanent Circuits	(2)	Pay TV Bundling	65

				HFC Cable TV	21

Sales revenue	10,456	10,456	0		162		162

Other revenue	370	370	—

Total revenue	10,826	10,826	0		162		162

Telstra Corporation Limited and controlled entities

Statement of Financial Position - detail

Statement of Financial Position - detail
	Half Year Ended 31 December 2004
	2004	2003	Change	Change
	(in $ millions)			%

Current Assets
Cash Assets	1,102	559	543	97.1
Receivables	3,942	3,656	286	7.8
Inventories	214	239	(25)	(10.5)
Other Assets	812	674	138	20.5

Total Current Assets	6,070	5,128	942	18.4

Non-Current Assets
Receivables	614	596	18	3.0
Inventories	9	14	(5)	(35.7)
Investments - accounted for using the equity method	48	113	(65)	(57.5)
Investments - other	78	80	(2)	(2.5)
Property, Plant and Equipment	23,324	22,666	658	2.9
Intangibles - goodwill	2,354	1,958	396	20.2
Intangibles - other	1,630	1,050	580	55.2
Other Assets	2,361	2,428	(67)	(2.8)

Total Non-Current Assets	30,418	28,905	1,513	5.2

Total Assets	36,488	34,033	2,455	7.2

Current Liabilities
Payables	2,665	1,944	721	37.1
Interest-bearing liabilities (borrowings)	3,360	1,488	1,872	125.8
Income Tax Payable	500	356	144	40.4
Provisions	385	371	14	3.8
Revenue Received in Advance	958	864	94	10.9

Total Current Liabilities	7,868	5,023	2,845	56.6

Non-Current Liabilities
Payables	142	42	100	238.1
Interest-bearing liabilities (borrowings)	10,116	10,796	(680)	(6.3)
Provisions	830	762	68	8.9
Provision for Deferred Tax	1,885	1,895	(10)	(0.5)
Revenue Received in Advance	393	405	(12)	(3.0)

Total Non-Current Liabilities	13,366	13,900	(534)	(3.8)

Total Liabilities	21,234	18,923	2,311	12.2

Net Assets	15,254	15,110	144	1.0

Shareholders Equity
Contributed Equity	5,793	6,073	(280)	(4.6)
Reserves	(160)	(205)	45	(22.0)
Retained Profits	9,619	9,240	379	4.1

Shareholders’ equity available to Telstra Entity Shareholders	15,252	15,108	144	1.0

Outside Equity Interest
Contributed Equity	2	1	1	100.0
Retained Profits	0	1	(1)	(100.0)

Total Outside Equity Interest	2	2	—	0.0

Total Shareholders Equity	15,254	15,110	144	1.0

Half Year 04/05 Financial Highlights 10 February 2004

10 February 2005	45/2005

TELSTRA DELIVERS STRONG FIRST HALF

Highlights

▪	Reported first half revenue growth of 5.1per cent to $11.4 billion and net profit after tax of $2.337 billion, up 1.9 per cent.

•	Underlying EBIT growth of 5.9 per cent to $3.7 billion compared with the corresponding period and EBITDA growth of 4.3 per cent to $5.5 billion and underlying net profit after tax growth of 8.8 per cent to $2.3 billion.

▪	Underlying earnings per share grew by 11.4 per cent to 18.5 cents.

▪	Underlying domestic revenues up 5 per cent in the second quarter, and 4.5 per cent in the half — in line with overall industry growth for the first time in more than a decade.

▪	Underlying EBITDA margin maintained at 50.1 per cent and EBIT margin at 33.4 per cent.

▪	Mobile services revenues up 9 per cent with market share stable.

▪	Total broadband subscribers up 142 per cent to 1.2 million, and Internet and IP revenues up 33 per cent.

▪	Strong Wholesale revenues confirming buoyant telecomm market.

▪	On track with cost reduction program to deliver $800 million savings over three years to June 2006.

▪	Second part of 2004/05 $1.5 billion capital return program to be paid to shareholders through a 6 cents per share dividend plus half year ordinary dividend of 14 cents up 7.7 per cent on prior year. Both dividends are fully franked.

▪	Total cash return to investors in the half year increased to $2.4 billion.

Telstra today announced strong first half results with underlying domestic revenue growth of 4.5 per cent, underlying EBIT growth of 5.9 per cent and 8.8 per cent growth in underlying net profit after tax.

CEO, Dr Ziggy Switkowski, said the excellent result was particularly pleasing as it meant the company had hit its target revenue growth rate, of between four and five per cent, more than a year earlier than was previously foreshadowed while maintaining margins, and that its total industry market share had held steady for the first time since competition was introduced in Australia.

He cautioned that while industry conditions remained buoyant, the market was intensely competitive and that Telstra’s quarterly results could well fluctuate in the future.

Dr Switkowski pointed out underlying earnings per share had risen strongly by 11.4 per cent to 18.5 cents helped by the capital management program of share buybacks.

Dr Switkowski said the Telstra Board of Directors announced an interim ordinary dividend of 14 cents, an increase of one cent, or 7.7 per cent on the prior corresponding half. The Board also reaffirmed that a special dividend of six cents per share as part of its capital management commitment announced in August 2004 would be paid in April 2005, bringing total dividends payable to shareholders for the half to $2.489 billion. The dividends will be fully franked at a tax rate of 30 per cent. The dividends will have a record date of 1 April, 2005 with payment to be made on 29 April, 2005. Telstra shares will trade ex-entitlement to the dividends on 24 March 2005.                                                                                                                                                                       .../-

Telstra Corporation Limited ABN 33 051 775 556

He said Telstra’s careful balancing of cost savings against reinvestment in service improvement and growth initiatives had contributed to the effective maintenance of its underlying margins, with an underlying EBITDA margin that continued above 50 per cent. In the half, total underlying expenses (before borrowing costs and tax) grew 3.1 per cent or $224 million to $7.371 billion mainly due to increases in goods and services purchased in support of revenue growth.

“Our core domestic capital expenditure has increased by 33 per cent to $1.8 billion as a result of satisfying surging Broadband demand and improvements to our Mobiles depth of coverage. We expect our capital expenditure to come in around $3.3 billion including 3G, marginally higher than previous guidance of $3.2 billion, as we continue to support high Broadband demand and confidently invest in providing for future wireless services.

“The Company continues to generate strong free cash flows and is operating within its stated financial parameters. Whilst free cash flow was down 11.9 per cent to $1.609 billion, excluding acquisitions our operating free cash flow grew by 19.5 per cent to $2.183 billion due to a strong result in operating cash flow, up 36.5 per cent to $3.993 billion, and our focus on managing our working capital,” he said.

Dr Switkowski said some of the operational highlights for the half were:

•	Customer service performance, as reported by the ACA, continued at best ever levels;

•	Mobile services revenue grew by 9 per cent, or $156 million to $1.896 billion. The number of SMS’s sent increased by 21.3 per cent with 1.104 billion messages sent in the half. Total mobile services in operation including both prepaid and postpaid increased by 14.3 per cent to 7.983 million, an increase of 998,000 since December 2003;

•	Total Broadband subscribers including both retail and wholesale grew 142 per cent to 1.23 million with 721,000 new subscribers added since December 2003. Australian household penetration of broadband now exceeds 20 per cent;

•	Sensis (Advertising and Directories) reported revenue increased by 15.7 per cent. Excluding Trading Post, underlying advertising and directories revenue increased by 5.9 per cent with strong growth in its White Pages business up 8.3 per cent, due to the continued success of additional colour listing options and higher customer yields; and

•	The company conducted a successful $750 million share buy-back as part of its capital management program.

He said Telstra’s fixed line revenues, down by 1.9 per cent, continued to be under pressure from competition and churn in the fixed line market and substitution from mobiles and broadband products and services such as SMS text messaging and email. Volumes in basic access, local calls, international national direct and national long distance had all reduced.

Dr Switkowski provided the following comments in relation to the outlook for the company:

▪	The outlook for the industry remains buoyant but intensely competitive;

▪	There is no change to the previous full year revenue and cost guidance;

▪	The company will continue to strive for domestic revenue growth in line with industry growth rates, expected to remain around 4-5 per cent;

▪	We expect steady margins on underlying revenues over the full year;

▪	The company will deliver a further $300 million cost savings this year towards meeting its three year $800 million cost reduction target; and

▪	Telstra core domestic capital investment is expected to be approximately $3.3 billion including 3G for the full year.

Media inquiries
Michael Grealy
Media Relations Manager
Telephone: 02 9206 0106
Mobile: 0419 217 343
Telstra Media Releases are regularly posted on the Telstra newsroom:
http://www.telstra.com.au/communications/media/index.cfm

Telstra Corporation Limited and controlled entities

Telstra Corporation Limited and controlled entities

Australian Business Number (ABN): 33 051 775 556

Half-Year Financial Report

for the half-year ended 31 December 2004M

1

Telstra Corporation Limited and controlled entities

Statement of Financial Performance

for the half-year ended 31 December 2004

		Telstra Group

		Half-year ended
		31 December
		2004	2003
	Note	$m	$m

Ordinary activities
Revenue
Sales revenue		11,275	10,456
Other revenue (excluding interest revenue)	2	107	370

		11,382	10,826

Expenses
Labour		1,812	1,635
Goods and services purchased		2,124	1,737
Other expenses	2	1,909	2,101

		5,845	5,473
Share of net loss from joint venture entities and associated entities		—	29

		5,845	5,502

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)	.	5,537	5,324
Depreciation and amortisation		1,850	1,802

Earnings before interest and income tax expense (EBIT)		3,687	3,522

Interest revenue		35	27
Borrowing costs		406	382

Net borrowing costs		371	355

Profit before income tax expense		3,316	3,167

Income tax expense	3	979	874

Net profit available to Telstra Entity shareholders		2,337	2,293

Other valuation adjustments to equity
Net exchange differences on translation of financial statements of non-Australian controlled entities		(48)	(43)
Reserves recognised on equity accounting our interest in joint venture entities and associated entities		2	(9)

Valuation adjustments attributable to Telstra Entity shareholders and recognised directly in equity		(46)	(52)

Total changes in equity other than those resulting from transactions with Telstra Entity shareholders as owners		2,291	2,241

Interim dividends (cents per share)		¢	¢

- ordinary dividend	8	14.0	13.0
- special dividend	8	6.0	—

Total interim dividends per share		20.0	13.0

Basic and diluted earnings (cents per share)		18.6	17.9

The notes following the half-year financial statements form part of the half-year financial report.

2

Telstra Corporation Limited and controlled entities

Statement of Financial Position
as at 31 December 2004
			Telstra Group

			as at
		31 Dec	30 June	31 Dec
		2004	2004	2003
	Note	$m	$m	$m

Current assets
Cash assets		1,102	687	559
Receivables		3,942	3,608	3,656
Inventories		214	229	239
Other assets		812	803	674

Total current assets		6,070	5,327	5,128

Non current assets
Receivables		614	740	596
Inventories		9	10	14
Investments - accounted for using the equity method		48	40	113
Investments - other		78	80	80
Property, plant and equipment	2	23,324	22,863	22,666
Intangibles - goodwill		2,354	2,104	1,958
Intangibles - other		1,630	1,501	1,050
Other assets		2,361	2,328	2,428

Total non current assets		30,418	29,666	28,905

Total assets		36,488	34,993	34,033

Current liabilities
Payables	2	2,665	2,338	1,944
Interest-bearing liabilities		3,360	3,246	1,488
Income tax payable		500	539	356
Provisions		385	358	371
Revenue received in advance		958	1,095	864

Total current liabilities		7,868	7,576	5,023

Non current liabilities
Payables	2	142	49	42
Interest-bearing liabilities		10,116	9,014	10,796
Provision for deferred income tax		1,885	1,807	1,895
Provisions		830	778	762
Revenue received in advance		393	408	405

Total non current liabilities		13,366	12,056	13,900

Total liabilities		21,234	19,632	18,923

Net assets		15,254	15,361	15,110

Shareholders’ equity
Telstra Entity
Contributed equity	2	5,793	6,073	6,073
Reserves		(160)	(105)	(205)
Retained profits	2	9,619	9,391	9,240

Shareholders’ equity available to Telstra Entity shareholders		15,252	15,359	15,108
Outside equity interests
Contributed equity		2	2	1
Retained profits		—	—	1

Total outside equity interests		2	2	2

Total shareholders’ equity		15,254	15,361	15,110

Contingent liabilities and contingent assets	7

The notes following the half-year financial statements form part of the half-year financial report.

3

Telstra Corporation Limited and controlled entities

Statement of Cash Flows
for the half-year ended 31 December 2004
	Telstra Group

	Half-year ended
	31 December
	2004	2003
	$m	$m

Cash flows from operating activities
Receipts from trade and other receivables (inclusive of goods and services tax (GST) (i))	12,274	11,509
Payments of accounts payable and to employees (inclusive of GST (i))	(6,430)	(6,605)
Interest received	34	27
Borrowing costs paid	(436)	(423)
Dividends received	2	1
Income taxes paid	(909)	(1,086)
GST remitted to the Australian Taxation Office (ATO)	(542)	(498)

Net cash provided by operating activities	3,993	2,925

Cash flows from investing activities
Payments for:
- property, plant and equipment (iii)	(1,544)	(1,200)
- internal use software assets (iii)	(284)	(174)
- patents, trademarks and licences	—	(2)
- deferred expenditure	(3)	—

Capital expenditure (before investments)	(1,831)	(1,376)

- shares in controlled entities (iv)	(567)	—
- investment in joint venture entities	(6)	—
- share buy-back from investment in associated entity	—	1
- shares in listed securities and other investments	(1)	—

Investment expenditure	(574)	1

Total capital expenditure	(2,405)	(1,375)
Proceeds from:
- sale of property, plant and equipment	14	98
- sale of joint venture entities and associated entities	—	155
- sale of listed securities and other investments	7	24

Net cash used in investing activities	(2,384)	(1,098)

Cash flows from financing activities
Proceeds from:
- borrowings	2,331	2,128
- Telstra bonds	497	—
Repayment of:
- borrowings	(1,284)	(1,942)
- Telstra bonds	(262)	(204)
- finance leases principal amount	(11)	(3)
Employee share loans	8	14
Loan to associated entity	(6)	(2)
Purchase of bills of exchange	(64)	—
Dividends paid	(1,642)	(1,544)
Share buy-back (ii)	(756)	(1,009)

Net cash used in financing activities	(1,189)	(2,562)

Net increase/(decrease) in cash	420	(735)
Foreign currency conversion	(5)	(6)
Cash at the beginning of the period	687	1,300

Cash at the end of the period	1,102	559

The notes following the half-year financial statements form part of the half-year financial report.

4

Telstra Corporation Limited and controlled entities

Statement of Cash Flows (continued)

Notes to the Statement of Cash Flows

(i) Goods and Services Tax (GST) and other like taxes

Our receipts from trade and other receivables includes estimated GST of $1,061 million (2003: $988 million) collected by us as agent for the ATO. Our payments of accounts payable and to employees include estimated GST payments made by us for goods and services obtained in undertaking both operating and investing activities. Estimated GST paid associated with operating activities amounted to $399 million (2003: $376 million) and estimated GST paid in relation to investing activities amounted to $120 million (2003: $114 million).

(ii) Share buy-back

On 15 November 2004, we completed an off-market share buy-back of 185,284,669 ordinary shares as part of our ongoing capital management program. The cost of the share buy-back comprised purchase consideration of $750 million and associated transaction costs of $6 million. Refer to note 2 for further information.

(iii) Financing and investing activities that involved components of non cash

Capitalised Interest

Our property, plant and equipment includes borrowing costs of $39 million for the half-year ended 31 December 2004 (2003: $30 million), which have been included in the cost of constructed assets. Our software assets include borrowing costs of $11 million for the half-year ended 31 December 2004 (2003: $8 million), which have been included in the cost of constructed assets. These amounts are included in borrowing costs paid in our statement of cash flows.

Acquisition of 3G assets

During the period we acquired a 50% interest in Hutchison 3G Australia Pty Ltd’s existing third generation (3G) radio access network. This acquisition is not yet fully reflected in our statement of cash flows. As at 31 December 2004, we have paid $22 million to our joint venture partner for the acquisition of these assets. An amount of $406 million has been recognised as a deferred liability and will be paid in instalments. Refer to note 2 for further information.

(iv) Acquisitions and disposals

During the half-year ending 31 December 2004, we acquired the following controlled entities:

On 19 July 2004, we acquired 100% of the issued share capital of KAZ Group Limited and its controlled entities for cash consideration of $342 million, including transaction costs.

On 25 August 2004, we acquired 100% of the issued share capital of PSINet UK Limited and its controlled entities for initial cash consideration of $113 million, including transaction costs, and additional deferred consideration amounting to $13 million.

On 17 September 2004, we acquired 100% of the issued share capital of ESA Holding Pty Ltd and its controlled entity, Damovo (Australia) Pty Ltd, and Damovo HK Limited (Damovo Group) for cash consideration of $66 million, including transaction costs.

On 20 December 2004, we acquired 100% of the issued share capital of Universal Publishers Pty Ltd for cash consideration of $46 million, including transaction costs.

In addition to the above, we made other insignificant acquisitions for consideration of $12 million.

Details of the acquisitions are as follows:

Half-year
ended
31 December
2004
Acquisition of controlled entities	$m

Consideration for acquisitions
Cash and costs of acquisition	579
Deferred consideration	13

592

Fair value of assets and liabilities acquired by major class
Cash	12
Receivables	116
Inventory	17
Property, plant and equipment	77
Identifiable intangible assets	226
Other assets	29
Deferred tax assets	22
Payables	(98)
Provisions	(49)
Finance lease liability	(41)
Other liabilities	(38)
Tax liabilities	(1)

Fair value of net assets on gaining control	272
Goodwill on acquisition	320

592

Outflow of cash on acquisitions
Consideration and costs of acquisition	579
Cash balances acquired	(12)

567

During the half-year ended 31 December 2003, we did not make any significant acquisitions.

5

Telstra Corporation Limited and controlled entities

Statement of Changes in Shareholders’ Equity
for the half-year ended 31 December 2004
			Telstra Group

		Reserves
			Foreign		Consolida-		Outside
	Contributed	Asset	currency		tion	Retained	equity
	equity	revaluation	translation	General	fair value	profits	interests	Total
	$m	$m	$m	$m	$m	$m	$m	$m

Balance at 30 June 2003	6,433	32	(240)	8	50	9,137	2	15,422
- net profit	—	—	—	—	—	2,293		2,293
- reserves recognised on equity accounting our interest in joint venture entities and associated entities	—	—	(9)	—	—	—	—	(9)
- adjustment on translation of financial statements of non-Australian controlled entities	—	—	(43)	—	—	—	—	(43)
- fair value adjustment on acquisition of controlling interest in joint venture entity	—	—	—	—	(3)	3	—	—
- share buy-back	(360)	—	—	—	—	(649)	—	(1,009)
- prior year final dividend paid (i)	—	—	—	—	—	(1,544)	—	(1,544)

Balance at 31 December 2003	6,073	32	(292)	8	47	9,240	2	15,110
- change in outside equity interests’ capital, reserves and accumulated losses (apart from interests in net loss)	—	—	—	—	—	—	1	1
- net profit/(loss)	—	—	—	—	—	1,825	(1)	1,824
- reserves recognised on equity accounting our interest in joint venture entities and associated entities	—	—	4	—	—	—	—	4
- adjustment on translation of financial statements of non-Australian controlled entities	—	—	64	—	—	—	—	64
- fair value adjustment on acquisition of controlling interest in joint venture entity	—	—	—	—	(3)	3	—	—
- transfer of foreign currency translation reserve and general reserve on sale of controlled entities and associates	—	—	38	(3)	—	(35)	—	—
- interim dividend paid (i)	—	—	—	—	—	(1,642)	—	(1,642)

Balance at 30 June 2004	6,073	32	(186)	5	44	9,391	2	15,361

6

Telstra Corporation Limited and controlled entities

Statement of Changes in Shareholders’ Equity (continued)
for the half-year ended 31 December 2004

	Telstra Group

		Reserves
			Foreign		Consolida-		Outside
	Contributed	Asset	currency		tion	Retained	equity
	equity	revaluation	translation	General	fair value	profits	interests	Total
	$m	$m	$m	$m	$m	$m	$m	$m

Balance at 30 June 2004	6,073	32	(186)	5	44	9,391	2	15,361
- net profit	—	—	—	—	—	2,337	—	2,337
- reserves recognised on equity accounting our interest in joint venture entities and associated entities	—	—	(3)	5	—	—	—	2
- adjustment on translation of financial statements of non-Australian controlled entities	—	—	(48)	—	—	—	—	(48)
- fair value adjustment on acquisition of controlling interest in joint venture entity	—	—	—	—	(3)	3	—	-
- transfer of general reserve on sale of controlled entities and associates	—	—	—	(6)	—	6	—	-
- share buy-back (ii)	(280)	—	—	—	—	(476)	—	(756)
- prior year final dividend paid (i)	—	—	—	—	—	(1,642)	—	(1,642)

Balance at 31 December 2004	5,793	32	(237)	4	41	9,619	2	15,254

(i) Franked at 30% tax rate

(ii) On 15 November 2004, we completed an off-market share buy-back of 185,284,669 ordinary shares as part of our ongoing capital management program. The ordinary shares were bought back at $4.05 per share, comprising a fully franked dividend component of $2.55 per share and a capital component of $1.50 per share.

The cost of the share buy-back comprised a purchase consideration of $750 million and associated transaction costs of $6 million.

The cost has been split between contributed equity and retained profits within shareholders’ equity to reflect the substance of the buy-back. Refer to note 2 for further information.

The notes following the half-year financial statements form part of the half-year financial report.

7

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements

1. Summary of accounting policies

In this financial report, we, us, our, Telstra and the Telstra Group - all mean Telstra Corporation Limited, an Australian corporation and its controlled entities as a whole. Telstra Entity is the legal entity, Telstra Corporation Limited.

Our half-year financial report is a general purpose financial report and is to be read in conjunction with our Annual Financial Report as at 30 June 2004. This should also be read together with any public announcements made by us in accordance with the continuous disclosure obligations arising under Australian Stock Exchange listing rules and the Corporations Act 2001, up to the date of the Directors’ Declaration.

1.1. Basis of preparation of this financial report

This half-year financial report has been prepared in accordance with the requirements of the Australian Corporations Act 2001, Accounting Standards applicable in Australia, including AASB 1029: “Interim Financial Reporting”, other authoritative pronouncements of the Australian Accounting Standards Board, and Urgent Issues Group Consensus Views.

Our half-year financial report does not include all notes of the type normally included in the Annual Financial Report. Therefore, it cannot be expected to provide as full an understanding of the financial performance, financial position and cash flows of the Telstra Group as a full financial report.

This half-year financial report is prepared in accordance with historical cost, except for some categories of investments, which are equity accounted. Cost is the fair value of the consideration given in exchange for net assets acquired.

In preparing this half-year financial report, we have been required to make estimates and assumptions that effect:

•	the reported amounts of assets and liabilities;

•	the disclosure of contingent assets, contingent liabilities and commitments; and

•	revenues and expenses for the year.

Actual results could differ from those estimates.

For the purpose of preparing this half-year financial report, each half-year has been treated as a discrete reporting period.

Note 9 contains a reconciliation of the major differences between our financial report prepared under Australian generally accepted accounting principles (AGAAP) and those applicable under United States generally accepted accounting principles (USGAAP).

1.2. Changes in accounting policy

The accounting policies adopted in preparing our half-year financial report are consistent with those applied in the annual financial report for the financial year ended 30 June 2004.

8

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

1. Summary of accounting policies (continued)

1.3. Adoption of International Financial Reporting Standards

Australian entities reporting under the Corporations Act 2001 must prepare their financial statements under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Australian Accounting Standards Board (AASB) from 1 January 2005. This will involve preparing our first set of financial statements applying Australian equivalents of International Financial Reporting Standards (A-IFRS) for the half-year ending 31 December 2005 and for the financial year ending 30 June 2006.

The transitional rules for first time adoption of A-IFRS require that we restate our comparative financial statements using A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, where comparative information is not required to be restated.

Currently we provide two years of comparative financial performance information in our year end financial statements to comply with applicable US Securities and Exchange Commission (SEC) requirements. The SEC has proposed relief from this requirement for foreign registered companies, however a final ruling has yet to be released. Under the SEC proposal, foreign registered companies will have the option to provide only one year of comparatives when applying A-IFRS on initial adoption. This means we may have the option to apply A-IFRS from 1 July 2004. However, if the proposal of the SEC is not approved, or we elect not to exercise the option for one year of comparative information, the transitional impacts of applying A-IFRS will be as at 1 July 2003. This note outlines the known transitional adjustments at both 1 July 2004 and 1 July 2003 to enable users of this financial report to understand the potential transitional adjustments at both dates. The transitional impacts are different at each of the potential transition dates.

For reporting in the 2006 financial year, comparatives will be remeasured and restated for the half-year ending 31 December 2004 and the financial year ending 30 June 2005 if the proposed SEC relief is granted. Most of the adjustments on transition are required to be made to opening retained profits at the beginning of the first comparative period.

We have established a formal IFRS project team to manage the convergence to A-IFRS and enable us to be prepared to report for the first time in accordance with the timetable outlined above. The project team is monitored by a governance committee comprising senior members of management, which reports regularly to the Audit Committee of the Telstra Board of Directors on the progress towards adoption. The governance committee is monitoring our adoption of A-IFRS in accordance with an established project implementation plan. The committee has also been following the developments in IFRS and the potential impact for our transition to A-IFRS.

The IFRS project is comprised of dedicated workstreams with project teams responsible for evaluating the impact of a specific group of accounting changes resulting from the adoption of A-IFRS. The technical evaluation phase of each workstream is substantially complete and the project is in the design and implementation phases. The project is achieving its scheduled milestones and we expect to be in a position to fully comply with the requirements of A-IFRS for the 2006 financial year.

Under AASB 1047: “Disclosing the Impacts of Adopting Australian Equivalents to International Financial Reporting Standards”, entities are strongly encouraged to disclose any known or reliably estimable information about the impacts on the financial report of adopting A-IFRS as that information becomes available. Based on A-IFRS as currently issued, our known estimable transitional differences from application of A-IFRS are summarised below. These disclosures reflect the transitional adjustments based on the work-in-progress of our IFRS project team for the Telstra consolidated group. Equivalent disclosures for the parent entity, Telstra Corporation Limited, will be provided in our full financial report at 30 June 2005 when the full Telstra Entity financial report is provided.

The transitional adjustments reported in this note are based on the A-IFRS standards released as at 31 December 2004. These are subject to ongoing review and any amendments by the AASB, or by interpretative guidance from the IASB, could change the adjustments reported. The transitional adjustments identified are based on the work-in-progress of our IFRS project team and are our best judgements as at reporting date. We are still in the process of finalising the tax impact of these adjustments, and consequently they may change when the impact of the tax effect is finalised.

9

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

1. Summary of accounting policies (continued)

1.3. Adoption of International Financial Reporting Standards (continued)

(a) AASB 2: “Share-Based Payment” (AASB 2)

Under current AGAAP we recognise an expense for all restricted shares, performance rights, deferred shares, other like instruments and Telstra shares (consisting of “directshares” and “ownshares”) issued. This expense is equal to the funding provided to the Telstra Growthshare Trust to purchase Telstra shares on market to underpin these equity instruments, and is recognised in full in the statement of financial performance when the funding is provided. Under current AGAAP, we do not recognise an expense for options issued on the basis that instrument holders will be required to pay the option exercise price once the options vest and are exercised. We have not issued options subsequent to fiscal 2002.

On adoption of AASB 2 we will recognise an expense for all share-based remuneration determined with reference to the fair value of the equity instruments issued. The fair value of our equity instruments will be calculated using a valuation technique consistent with the Black Scholes methodology, to estimate the price of those equity instruments in an arm’s length transaction between knowledgeable, willing parties. The fair value calculated in accordance with AASB 2 will be charged against profit over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting.

Under the transitional exemptions of AASB 1: “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” (AASB 1) we have elected not to apply AASB 2 to equity instruments issued prior to 7 November 2002 (the effective date of IFRS 2). This approach gives rise to a positive transitional adjustment to retained profits.

A transitional adjustment to increase opening retained profits by $55 million (2003: $34 million) represents the reversal of the expense previously recorded under AGAAP. We will also recognise a transitional expense in retained profits under AASB 2 of $4 million (2003: $nil) relating to the amortisation over the vesting period of issues subsequent to 7 November 2002.

We own 100% of the equity of Telstra Growthshare Pty Ltd, the corporate trustee for the Telstra Growthshare Trust, which administers our share based payment plans. Under current AGAAP we do not control or significantly influence the trust, as beneficial ownership and control remains with the employees who participate in the share plans, administered by the trustee on their behalf.

As a result of adopting AASB 2 and in light of recent changes made to UIG 112: “Consolidation - Special Purpose Entities” (UIG 112), we will be required to consolidate the results, financial position and cash flows of the Telstra Growthshare Trust from transition date. The following adjustments will be recorded on initial consolidation:

•	elimination of the loan receivable from the Telstra Growthshare Trust (2004: $65 million, 2003: $88 million);

•	reduction in share capital to reflect the shares held in Telstra Corporation Limited by the Telstra Growthshare Trust (2004: $117 million, 2003: $121 million); and

•	the recognition of cash assets held by the Telstra Growthshare Trust (2004: $3 million, 2003: $1 million).

Other assets and liabilities held by the Trust are insignificant to the Telstra Group.

Our interpretation of AASB 2 is that shares issued under the Telstra Employee Share Ownership Plans (TESOP 97 and TESOP 99), in conjunction with its non-recourse loans, are to be accounted for as options. As a result, the outstanding balance of the loans to employees under TESOP 97 and TESOP 99 of $174 million, comprising $24 million current receivables and $150 million non-current receivables (2003: $198 million, comprising $24 million current receivables and $174 million non-current receivables), will be deducted from share capital.

We own 100% of the equity of Telstra ESOP Trustee Pty Ltd, the corporate trustee for the Telstra Employee Share Ownership Plan Trust (TESOP97) and Telstra Employee Share Ownership Plan Trust II (TESOP99). Under current AGAAP, we do not control or significantly influence these trusts as beneficial ownership and control remains with the employees who participate in the share plans administered by the Trustee on their behalf. As a result, we do not consolidate the operations of these trusts into the Telstra Group.

The adoption of AASB 2 will require us to also consolidate TESOP 97 and TESOP 99. The other assets and liabilities held by these trusts are insignificant to the Telstra Group.

10

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

1. Summary of accounting policies (continued)

1.3. Adoption of International Financial Reporting Standards (continued)

(b) AASB 3: “Business Combinations” (AASB 3)

Our current accounting policy is to amortise goodwill over the period of expected benefit. Under A-IFRS goodwill acquired in a business combination will no longer be amortised, but instead will be subject to impairment testing at each reporting date, or upon the occurrence of triggers that may indicate a potential impairment. If there is an indication of impairment, it will be recognised immediately in the statement of financial performance.

Under the transitional arrangements of AASB 1 we have the option of applying AASB 3 prospectively from the transition date to A-IFRS. We have chosen this option rather than to restate all previous business combinations. The impact of AASB 3 and associated transitional arrangements is as follows:

•	all prior business combination accounting is frozen as at transition date; and

•	the value of goodwill is frozen as at transition date, with any amortisation that has been, or will be, reported under AGAAP subsequent to our transition date reversed for A-IFRS restatements.

The prohibition of amortisation of goodwill will have the effect of reducing expenses and therefore improving reported profits of the Telstra Group, subject to any impairment charges that may be required from time to time. This change in policy under A-IFRS may result in increased volatility of future earnings where impairment losses are incurred. The amortisation charge for the Telstra Group for the half-year ended 31 December 2004 was $72 million and $123 million for the financial year ended 30 June 2004 (2003: $116 million).

In addition, the amortisation charge for notional goodwill that has previously been included in the share of net loss from joint venture entities and associated entities will cease. The notional amortisation charge for the Telstra Group for the half-year ended 31 December 2004 was $1 million and $2 million for the financial year ended 30 June 2004 (2003: $61 million).

(c) AASB 112: “Income Taxes” (AASB 112)

On transition to A-IFRS, a new method of accounting for income taxes, known as the “balance sheet approach”, will be adopted, replacing the “income statement approach” currently used by Australian companies. Under the new method we will generally recognise deferred tax balances in the statement of financial position when there is a difference between the carrying value of an asset or liability and its tax base.

The identified tax adjustments to deferred tax liabilities, that arise on transition to other A-IFRS standards, comprise an increase of $137 million (2003: $64 million) associated with the pension asset as detailed in note 1.3 (e), an increase of $10 million (2003: $10 million) for the tax effect of the transferred asset revaluation reserve as detailed in note 1.3 (d), and a decrease of $137 million (2003: $142 million) for the tax effect of the transitional adjustment relating to borrowing costs as detailed in note 1.3 (g).

In addition, a net transitional adjustment to deferred tax liabilities of $174 million (2003: $183 million) will arise from the change in method of accounting for income taxes from an income statement approach to a balance sheet approach, for items not previously required to be recognised. This comprises $95 million (2003: $95 million) for the tax effect of fair value adjustments on entities acquired by Telstra and tax base differences on buildings of $107 million (2003: $118 million), partially offset by tax losses of $28 million (2003: $30 million).

The tax consequences of some aspects of the adoption of A-IFRS are still unclear. The Australian Taxation Office has established a national tax liaison group IFRS sub-committee to identify, calculate and manage these consequences arising from IFRS adoption. There are also some technical aspects of AASB 112 that are the subject of further clarification as to how they will apply to Telstra. Finalisation of these matters could give rise to further transitional adjustments from the adoption of AASB 112.

(d) AASB 116: “Property, Plant and Equipment” (AASB 116)

Under existing AGAAP requirements, we elected to apply the cost basis of recording property, plant and equipment and ceased our previous policy of revaluing certain of these assets where we were permitted to do so. This effectively fixed our asset revaluation reserve at $32 million for the Telstra Group from the date of the election to adopt the cost basis of recording. Under A-IFRS, we will deem the carrying value of our property, plant and equipment to be cost from the date of transition.

11

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

1. Summary of accounting policies (continued)

1.3. Adoption of International Financial Reporting Standards (continued)

(d) AASB 116: “Property, Plant and Equipment” (AASB 116) (continued)

On transition to A-IFRS, an entity is required to derecognise items where A-IFRS do not permit such recognition. As we have elected to adopt the cost model as our accounting policy, the asset revaluation reserve will be derecognised as it is not a valid reserve under the cost model. The balance will be transferred to the general reserve on transition to A-IFRS, pending further examination of the tax consequences of the transfer. The treatment of the tax effect as detailed in note 1.3 (c) may change based on the resolution of the tax consequences.

(e) AASB 119: “Employee Benefits” (AASB 119)

Under current AGAAP, we do not recognise an asset or liability in our statement of financial position for the net position of the defined benefit schemes we sponsor in Australia and Hong Kong.

On adoption of A-IFRS, AASB 119 requires us to recognise the net position of each scheme as a transitional adjustment in the statement of financial position, with a corresponding entry to retained profits. The transitional adjustment is based on an actuarial valuation of each scheme at transition date determined in accordance with AASB 119. This adjustment will result in a $537 million (2003: $250 million) defined benefit pension asset, an increase to opening retained profits of $400 million (2003: $186 million), and a $137 million (2003: $64 million) increase to the deferred tax liability, as detailed in note 1.3 (c).

AASB 119 permits a number of options for recognising actuarial gains and losses on an ongoing basis. We have elected to apply the option to recognise actuarial gains and losses directly in retained profits. Other components of pension costs will be recognised in the statement of financial performance.

(f) AASB 121: “The Effects of Changes in Foreign Exchange Rates” (AASB 121)

Under the transitional rules of AASB 1 we will be taking advantage of an exemption that permits the resetting of the foreign currency translation reserve (FCTR) to nil as at the date of transition to A-IFRS. This decision will give rise to a credit adjustment against the FCTR of $348 million (2003: $443 million) and a decrease to opening retained profits of this amount.

Translation differences in relation to our foreign controlled entities subsequent to transition to A-IFRS will continue to be recorded in the FCTR. The gain or loss on a future disposal of a foreign controlled entity will exclude the translation differences that arose before the date of transition to A-IFRS.

Under the transitional rules of AASB 1 we will be taking advantage of an exemption that permits goodwill and fair value adjustments related to foreign controlled entities to be reset to the functional currency of the foreign operations at the original date of acquisition. The financial impact of restating goodwill and fair value adjustments not denominated in functional currencies of that entity are primarily attributable to our investments in the Telstra CSL Group (HKCSL) and TelstraClear Limited (TelstraClear).

The transitional adjustments to reset the goodwill and fair value adjustments of HKCSL and TelstraClear will result in a change to the FCTR of $302 million (2003: $285 million), corresponding with an increase to property, plant and equipment of $3 million (2003: $2 million), an increase of $11 million (2003: $8 million) to intangible assets, and a decrease in goodwill of $316 million (2003: $295 million). The FCTR will be reset to nil following these adjustments.

On an ongoing basis, AASB 121 requires goodwill and fair value adjustments arising on the acquisition of a foreign controlled entity to be expressed in the functional currency of the foreign operation. In conjunction with the transitional adjustments, this may result in additional fluctuations in our FCTR on an ongoing basis.

(g) AASB 123: “Borrowing Costs” (AASB 123)

In accordance with AGAAP, we capitalise borrowing costs incurred in respect of internally constructed property, plant and equipment and sofware assets that meet the criteria of qualifying assets. The benchmark treatment required under A-IFRS is to expense borrowing costs. AASB 123 does however permit the alternative treatment of capitalising these costs where they relate to qualifying assets. We have elected to change our policy in line with the benchmark treatment and expense our borrowing costs.

12

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

1. Summary of accounting policies (continued)

1.3. Adoption of International Financial Reporting Standards (continued)

(g) AASB 123: “Borrowing Costs” (AASB 123) (continued)

On transition to A-IFRS we will transfer the capitalised amount of borrowing costs included in property, plant and equipment and software assets to retained profits. This will give rise to a reduction in property, plant and equipment of $396 million (2003: $401 million), a reduction in software assets of $63 million (2003: $72 million), a decrease to opening retained profits of $322 million (2003: $331 million) and a $137 million (2003: $142 million) decrease to deferred tax liabilities. This election will have the impact of reducing depreciation and increasing our interest expense in subsequent reporting periods.

(h) AASB 128: “Investments in Associates” (AASB 128) and AASB 131: “Interests in Joint Ventures” (AASB 131)

AASB 128/131 requires amounts that are in substance part of the net investment in associates or joint venture entities to be accounted for as part of the carrying value of the investment for the purposes of equity accounting the results of the associate or joint venture entity. Accordingly, we have reclassified amounts that are not currently recorded in the carrying value of our investment in associates or joint venture entities to now be treated as an extension of our equity investment. This treatment gives rise to the continuation of equity accounting of our share of the operating losses of our associates and joint venture entities where they are incurring losses and have balances as described above.

On transition to AASB 128/131, there is a decrease to non current receivables of $208 million (2003: $1 million increase), representing a capacity prepayment with our joint venture entity Reach Ltd (Reach). This non current asset is deemed to be an extension of our investment in Reach under A-IFRS. This results in equity accounting being reinstated against the capacity prepayment as part of the transition to A-IFRS. The increase in our deemed investment balance in Reach is, however, absorbed by the carried forward losses in Reach not previously recognised. The impact of this change will be to decrease opening retained profits by $348 million (2003: $81 million) for our share of the accumulated losses, offset by an increase of $140 million (2003: $82 million) to the FCTR for the translation differences in our investment in Reach. The Reach FCTR will be reset to nil as detailed in the adjustment outlined in note 1.3 (f).

(i) AASB 136: “Impairment of Assets” (AASB 136)

Our current accounting policy under AGAAP is to assess our current and non current assets for impairment by determining the recoverable amount of those assets. We then write down the value of the non current asset where the carrying amount exceeds recoverable amount. Current AGAAP enables us to assess recoverable amount for a group of non current assets where those assets are considered to work together as one.

On adoption of AASB 136, impairment of assets will be assessed on the basis of individual cash generating units. We have assessed our Australian telecommunications operations to be a single cash generating unit for the purpose of this standard. This approach has been adopted as we consider that, in the generation of our revenue streams, the delivery of our end products or services is heavily reliant on the use of one core of commonly shared assets, encompassing the customer access network and the core network. This ubiquitous network carries all our telecommunications traffic throughout Australia.

Under current AGAAP, we assess recoverable amount on this same ubiquitous network basis, and as a result, there will be no initial adjustments to the value of our assets under A-IFRS.

Each of our controlled entities, joint venture entities and associated entities have also been assessed, and generally each significant entity will have at least one separate cash generating unit in their own right. Under current AGAAP, we generally assess recoverable amount on a similar basis, and there is not expected to be an initial adjustment to the value of our assets.

In accordance with AASB 1, the carrying amount of goodwill at transition date has been tested for impairment and no initial impairment losses are to be recognised on transition to A-IFRS.

(j) AASB 138: “Intangible Assets” (AASB 138)

As part of the IFRS project, intangibles recognised under AGAAP and software assets developed for internal use were reviewed to confirm that the criteria in AASB 138 have been met. Software assets developed for internal use will be reclassified from other non current assets to intangible assets on transition to AASB 138. This reclassification adjustment amounts to $1,923 million (2003: $2,001 million) as at transition date.

13

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

1. Summary of accounting policies (continued)

1.3. Adoption of International Financial Reporting Standards (continued)

(k) AASB 132: “Financial Instruments: Disclosure and Presentation” (AASB 132) and AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139)

Under AASB 132/139, our accounting policy will change to recognise our financial instruments in the statement of financial position and to record all derivatives and some financial assets and financial liabilities at fair market value. Those financial assets and financial liabilities which are not at fair value will be carried at cost or amortised cost. AASB 139 recognises fair value hedge accounting, cash flow hedge accounting and hedges of investments in foreign operations. Fair value hedges are used to hedge against changes in fair values, whereas cash flow hedges are used to hedge against variability in cash flows. Hedge accounting can only be utilised where effectiveness tests are met on both a prospective and retrospective basis. Ineffectiveness outside the prescribed range precludes the use of hedge accounting, which may result in significant volatility in the statement of financial performance.

Our major exposure to interest rate risk and foreign currency risk arises from our foreign currency borrowings. We expect to use a combination of fair value and cash flow hedges to hedge against these risks. Cash flow hedges will hedge foreign exchange risk arising from payments on our foreign currency borrowings. Fair value hedges will hedge exposure to changes in the fair value of foreign borrowings attributable to foreign currency and interest rate risk.

Exposure to foreign currency risk also arises through our ongoing business activities, predominantly where we have purchase or settlement commitments in foreign currencies. Cash flow hedges are used to hedge foreign currency exposures of anticipated foreign currency transactions that are considered to be highly probable.

In addition, we hedge our exposure to foreign currency risk as a result of our investments in foreign operations, including our investments in TelstraClear and HKCSL. This risk is created by the translation of the net assets of these entities from their functional currency to Australian dollars.

The use of hedging instruments is governed by the guidelines set by our Board of Directors. These guidelines are currently being reviewed for potential changes from the adoption of A-IFRS.

The gains and losses on hedging instruments that arise from the use of fair value hedges will be recognised in the statement of financial performance. The gains and losses on hedging instruments that arise from the use of cash flow hedges, to the extent they are considered effective, will be deferred to equity until the hedged item is recognised in the statement of financial performance. This will create some volatility in equity reserve balances. Gains and losses on hedging instruments used in hedges of net investments in foreign operations will be recognised in the foreign currency translation reserve in equity.

Under existing AGAAP, the gain or loss arising from our hedge activities is treated consistently with the gain or loss arising on the original hedged transaction or balance. This results in the majority of movements being recognised in the statement of financial performance, with the majority of hedging activities of net investments in foreign operations taken to the FCTR.

In addition, AASB 139 requires that we recognise all embedded derivatives that exist within contracts to which we are a party. We have conducted a review of our contracts and determined that there are no material embedded derivatives that require separate measurement and reporting.

We are required to comply with AASB 132/139 from 1 July 2005. An exemption is available under AASB 1 such that comparative information does not need to be restated under these standards. We have yet to determine whether we will be applying the exemption. The application of AASB 139 on the recognition and measurement of our financial assets and financial liabilities, including derivatives, will give rise to a transition adjustment and increase volatility in reported profits. The increase in volatility of reported profits includes some ineffectiveness arising from the application of hedge accounting.

14

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

1. Summary of accounting policies (continued)

1.3. Adoption of International Financial Reporting Standards (continued)

(l) Summary of transitional adjustments

The following provides a summary of the known estimable transitional adjustments from AGAAP to A-IFRS as at 1 July 2003 and 1 July 2004, based on the A-IFRS’s as currently issued and interpreted. The transitional impacts disclosed below do not include any adjustments from applying AASB 132/139, on the basis that these standards are to be applied prospectively, with comparatives only required from 1 July 2005. Refer to note 1.3 (k) for further information.

Any transitional adjustments identified are based on the work-in-progress of our IFRS project team and our best judgements at reporting date and may be subject to change. Further adjustments may arise as we approach the 1 July 2005 application date and the IFRS project team concludes the implementation phase of the project.

			Telstra Group
			Increase/(decrease) from the
			transition to A-IFRS
			as at
			1 July 2004	1 July 2003
	Note		$m	$m

Cash assets - cash balance of the Telstra Growthshare Trust	1.3	(a)	3	1

Receivables - reverse current employee share loans - TESOP 97 and TESOP 99	1.3	(a)	(24)	(24)

Receivables - reverse non current employee share loans - Telstra Growthshare Trust	1.3	(a)	(65)	(88)
Receivables - reverse non current employee share loans - TESOP 97 and TESOP 99	1.3	(a)	(150)	(174)
Receivables - equity accounting of capacity prepayment for Reach Ltd	1.3	(h)	(208)	1

			(423)	(261)

Property, plant and equipment - retranslation of fair value adjustments	1.3	(f)	3	2
Property, plant and equipment - expensing of borrowing costs previously capitalised	1.3	(g)	(396)	(401)

			(393)	(399)

Intangibles - goodwill - retranslation of goodwill	1.3	(f)	(316)	(295)

Intangibles - other - reclassification of software assets from other assets	1.3	(j)	1,923	2,001
Intangibles - other - retranslation of fair value adjustments	1.3	(f)	11	8

			1,934	2,009

Defined benefit pension asset - recognition of net defined benefit surplus	1.3	(e)	537	250

Other assets - reclassification of software assets to intangibles - other	1.3	(j)	(1,923)	(2,001)
Other assets - expensing of borrowing costs previously capitalised as part of software assets	1.3	(g)	(63)	(72)

			(1,986)	(2,073)

Provision for deferred income tax - tax effect of the transferred asset revaluation reserve	1.3	(c)	10	10
Provision for deferred income tax - deferred tax liability associated with the pension asset	1.3	(e)	137	64
Provision for deferred income tax - tax effect of expensing borrowing costs	1.3	(g)	(137)	(142)
Provision for deferred income tax - recognition of differences between the carrying value and tax base	1.3	(c)	174	183

			184	115

15

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

1. Summary of accounting policies (continued)

1.3. Adoption of International Financial Reporting Standards (continued)

(m) Statement of changes in shareholders’ equity

The following statement of changes in shareholders’ equity provides a summary of the known estimable transitional adjustments from AGAAP to A-IFRS as at 1 July 2004, based on the A-IFRS’s as currently issued and interpreted. The transitional impacts disclosed below do not include any adjustments from applying AASB 132/139, on the basis that these standards are to be applied prospectively, with comparatives only required from 1 July 2005. Refer to note 1.3 (k) for further information.

Any transitional adjustments identified are based on the work-in-progress of our IFRS project team and our best judgements at reporting date, and may be subject to change. Further adjustments may arise as we approach the 1 July 2005 application date and the IFRS project team concludes the implementation phase of the project.

			Telstra Group - 1 July 2004 application date
			Share	Reserves
			capital/		Foreign		Consolida-		Outside
			Contributed	Asset	currency		tion	Retained	equity
			equity	revaluation	translation	General	fair value	profits	interests	Total
	Note		$m	$m	$m	$m	$m	$m	$m	$m

Balance at 1 July 2004 under AGAAP			6,073	32	(186)	5	44	9,391	2	15,361

Share loans to employees	1.3	(a)	(174)	—	—	—	—	—	—	(174)
Shares held by employee share plan trusts	1.3	(a)	(117)	—	—	—	—	—	—	(117)
Services received under employee share plans	1.3	(a)	4	—	—	—	—	(4)	—	—
Share-based payments	1.3	(a)	—	—	—	—	—	55	—	55
Carrying value differences from the tax base	1.3	(c)	—	—	—	—	—	(174)	—	(174)
Tax effect of the transferred asset revaluation reserve	1.3	(c)	—	—	—	(10)	—	—	—	(10)
Transfer of asset revaluation reserve	1.3	(d)	—	(32)	—	32	—	—	—	—
Defined benefit pension asset	1.3	(e)	—	—	—	—	—	400	—	400
Retranslation of overseas goodwill balances	1.3	(f)	—	—	(302)	—	—	—	—	(302)
Resetting the foreign currency translation reserve to zero	1.3	(f)	—	—	348	—	—	(348)	—	—
Expensing of borrowing costs previously capitalised	1.3	(g)	—	—	—	—	—	(322)	—	(322)
Equity accounting of capacity prepayment for Reach Ltd	1.3	(h)	—	—	140	—	—	(348)	—	(208)

Balance at 1 July 2004 under A-IFRS for known estimable transitional adjustments			5,786	—	—	27	44	8,650	2	14,509

16

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

1. Summary of accounting policies (continued)

1.3. Adoption of International Financial Reporting Standards (continued)

(m) Statement of changes in shareholders’ equity

The following statement of changes in shareholders’ equity provides a summary of the known estimable transitional adjustments from AGAAP to A-IFRS as at 1 July 2003, based on the A-IFRS’s as currently issued and interpreted. The transitional effects disclosed below do not include any adjustments from applying AASB 132/139 on the basis that these standards are to be applied prospectively, with comparatives only required from 1 July 2005. Refer to note 1.3 (k) for further information.

Any transitional adjustments identified are based on the work-in-progress of our IFRS project team and our best judgements at reporting date, and may be subject to change. Further adjustments may arise as we approach the 1 July 2005 application date and the IFRS project team concludes the implementation phase of the project.

			Telstra Group - 1 July 2003 application date
			Share	Reserves
			capital/		Foreign		Consolida-		Outside
			Contributed	Asset	currency		tion	Retained	equity
			equity	revaluation	translation	General	fair value	profits	interests	Total
	Note		$m	$m	$m	$m	$m	$m	$m	$m

Balance at 1 July 2003 under AGAAP			6,433	32	(240)	8	50	9,137	2	15,422

Share loans to employees	1.3	(a)	(198)	—	—	—	—	—	—	(198)
Shares held by employee share plan trusts	1.3	(a)	(121)	—	—	—	—	—	—	(121)
Share-based payments	1.3	(a)	—	—	—	—	—	34	—	34
Carrying value differences from the tax base	1.3	(c)	—	—	—	—	—	(183)	—	(183)
Tax effect of the transferred asset revaluation reserve	1.3	(c)	—	—	—	(10)	—	—	—	(10)
Transfer of asset revaluation reserve	1.3	(d)	—	(32)	—	32	—	—		—
Defined benefit pension asset	1.3	(e)	—	—	—	—	—	186	—	186
Retranslation of overseas goodwill balances	1.3	(f)	—	—	(285)	—	—	—	—	(285)
Resetting the foreign currency translation reserve to zero	1.3	(f)	—	—	443	—	—	(443)	—	—
Expensing of borrowing costs previously capitalised	1.3	(g)	—	—	—	—	—	(331)	—	(331)
Equity accounting of capacity prepayment for Reach Ltd	1.3	(h)	—	—	82	—	—	(81)	—	1

Balance at 1 July 2003 under A-IFRS for known estimable transitional adjustments			6,114	—	—	30	50	8,319	2	14,515

17

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

1. Summary of accounting policies (continued)

1.4. Further clarification of terminology used in our statement of financial performance

Under the requirements of AASB 1018: “Statement of Financial Performance” we must classify all of our expenses (apart from any borrowing costs and our share of net losses from joint venture entities and associated entities) according to either the nature (type) of the expense or the function (activity to which the expense relates) of the expense. We have chosen to classify our expenses using the nature classification as it more accurately reflects the type of operations we undertake.

Our expense categories represent an aggregation of expenses classified by nature (type). These categories do not include any indirect or fixed costs, and therefore are not identical to their functional expense category. Specifically this includes:

•	our goods and services purchased; and

•	our marketing expenses and general and administration expenses included within other expenses.

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) reflects our net profit prior to including the effect of interest revenue, borrowing costs, income taxes, depreciation and amortisation. We believe that EBITDA is a relevant and useful financial measure used by management to measure the company’s operating profit. The company uses EBITDA, in combination with other financial measures, primarily to evaluate the company’s operating performance before financing costs, income tax and non-cash capital related expenses. In consideration of the capital intensive nature of our business, EBITDA is a useful supplement to net income in understanding cash flows generated from operations that are available for payment of income taxes, debt service and capital expenditure. We believe EBITDA is useful to investors because analysts and other members of the investment community largely view EBITDA as a key and widely recognised measure of operating performance.

EBITDA is not a USGAAP measure of income or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as an alternative to cash flow from operating activities as a measure of liquidity.

Earnings before interest and income tax expense (EBIT) is a similar measure to EBITDA, but takes into account the effect of depreciation and amortisation.

1.5. Rounding

All dollar amounts in this financial report (except where indicated) have been rounded to the nearest million dollars ($m) for presentation. This has been done in accordance with Australian Securities and Investments Commission (ASIC) Class Order 98/100, dated 10 July 1998, issued under section 341(1) of the Corporations Act 2001.

1.6. Comparative figures

Where necessary, we adjust comparative figures to align with changes in presentation in the current half-year.

18

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

	Half-year ended 31
	December
	2004	2003
	$m	$m

2. Items requiring specific disclosure

The following items form part of the ordinary operations of our business and their disclosure is relevant in explaining the financial performance of the group.

Our net profit has been calculated after crediting/(charging) specific revenue and expense items from our ordinary activities as follows:

Items included in revenue:
Other revenue (excluding interest revenue)
- proceeds on sale of our investment in IBM Global Services Australia Limited (i)	—	154

Total revenue items	—	154

Items included in expenses:
Other expenses
- net book value of investment and modification of information technology services contract with IBM Global Services Australia Limited (i)	—	(135)

Total expense items	—	(135)

Net items	—	19
Income tax benefit attributable to those items requiring disclosure	—	39

Net items after income tax benefit	—	58

Significant items affecting the statement of financial performance

During the half-year ended 31 December 2004, there were no transactions affecting the statement of financial performance that require specific disclosure.

During the half-year ended 31 December 2003, we identified the following transaction as requiring specific disclosure:

(i) On 28 August 2003, we sold our 22.6% shareholding in our associated entity IBM Global Services Australia Limited (IBMGSA) with a book value of $5 million. Proceeds from the sale of this investment amounted to $154 million, resulting in a profit before income tax expense of $149 million. As part of the disposal we negotiated changes to a 10 year contract with IBMGSA to provide information technology services.

This modification to our service contract with IBMGSA resulted in an expense of $130 million being recognised and the removal of $1,596 million of expenditure commitments disclosed as at 30 June 2003. The net impact on our profit before income tax expense of this transaction was a profit of $19 million ($58 million after an income tax benefit).

19

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

2. Items requiring specific disclosure (continued)

Significant items affecting the statement of financial position

The following items had a significant impact on our statement of financial position during the half-year ended 31 December 2004:

(i) On 6 December 2004, we signed agreements with Hutchison 3G Australia Pty Ltd (H3GA), a subsidiary of Hutchison Telecommunications (Australia) Limited, to jointly own and operate H3GA’s existing third generation (3G) radio access network and fund future network development.

The final agreements with H3GA effectively create an asset sharing arrangement, whereby we have acquired a 50% interest in H3GA’s existing 3G Radio Access Network (RAN) assets. These assets have been acquired by Telstra OnAir Holdings Pty Ltd, a wholly owned subsidiary of Telstra Corporation Limited.

The purchase price for the 50% interest in the 3G RAN assets was $450 million, which is payable over 2 years. Based on the deferred payment terms, our property, plant and equipment balance increased by $428 million, representing the present value of the purchase price, net of claimable GST. As at 31 December 2004, we have paid $22 million to our joint venture partner for the acquisition of the assets. An amount of $406 million was recognised in deferred liabilities, which will be paid in three instalments, the last being due by 1 July 2006. In addition, we have capitalised $12 million in costs associated with the transaction.

These assets will be depreciated once usage commences. As we have not yet commenced using the assets, no depreciation has been charged to our statement of financial performance in the half-year ended 31 December 2004.

Future construction of 3G RAN assets, subsequent to our acquisition of the initial 50%, is planned to be undertaken via an unincorporated partnership funded directly by the partners. The partnership will incur all design and construction costs and recharge the costs equally to each of the partners at zero profit. The nature of the partnership is such that each of the partners maintains all of the risks and benefits associated with their 50% interest in any newly constructed assets and therefore we will recognise our share of all 3G RAN assets constructed by the partnership as property, plant and equipment within our consolidated balance sheet. We will equity account the remaining operations of this partnership. In the initial stages of the partnership arrangement all costs will be recharged to the respective partners. As a result, the equity accounted results are not expected to be significant.

Given the nature of the partnership arrangement, we have joint and several liability with H3GA for the operations of the partnership. As the partnership has nil balances at present, we have no contingent liability arising from the arrangement.

(ii) On 15 November 2004, we completed an off-market share buy-back of 185,284,669 ordinary shares as part of our ongoing capital management program. The ordinary shares were bought back at $4.05 per share, comprising a fully franked dividend component of $2.55 per share and a capital component of $1.50 per share. The Commonwealth of Australia did not participate in the share buy-back.

The shares bought back were subsequently cancelled, reducing the number of fully paid ordinary shares on issue. In total, 1.47% of our total issued ordinary shares, or 2.87% of our non Commonwealth owned ordinary shares, were bought back. The movement in the number of issued, fully paid ordinary shares was as follows:

Half-year ended
31 Dec 2004
Number of shares

Balance at 30 June 2004	12,628,359,026
Shares bought back	(185,284,669)

Balance at 31 December 2004	12,443,074,357

Our weighted average number of ordinary shares for the half-year ended 31 December 2004 used in the calculation of basic and diluted earnings per share was 12,581,030,877 (2003: 12,817,398,218).

The cost of the share buy-back comprised purchase consideration of $750 million and associated transaction costs of $6 million.

In accordance with the substance of the buy-back, shareholders’ equity decreased as follows:

Half-year
ended
31 Dec 2004
$m

Contributed equity	(280)
Retained profits	(476)

(756)

20

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

	Half-year ended
	31 December
	2004	2003
	$m	$m

3. Income tax expense

Notional income tax expense on profit differs from actual income tax expense recorded as follows:

Profit before income tax expense	3,316	3,167

Notional income tax expense on profit calculated at 30%	995	950

Which is adjusted by the tax effect of:
Effect of different rates of tax on overseas income	(7)	(7)
Research and development concessions	(5)	(4)
Share of net (profit)/loss from joint venture entities and associated entities	(15)	1
Profit on sale of non current assets	(3)	(58)
Non deductible depreciation and amortisation	39	33
Assessable foreign source income not included in accounting profit	9	13
Under provision of tax in prior years	3	22
Additional effect of reset tax values on entering tax consolidation (i)	—	(58)
Other adjustments	(37)	(18)

Income tax expense on profit	979	874

(i) During fiscal 2003, legislation was enacted that enabled the Telstra Entity and its Australian resident wholly owned entities to be treated as a single entity for income tax purposes. The Telstra Entity elected to form a tax consolidated group from 1 July 2002. As a result, the Telstra Entity, as the head entity in the tax consolidated group, recognises tax entries for all entities in the group in addition to its own.

As part of the election to enter tax consolidation, the head entity in the group was able to elect to reset the tax values of a subsidiary member under certain allocation rules. At 30 June 2003, the reset of tax values resulted in a tax benefit of $201 million. Further analysis subsequent to this date resulted in a further reset of tax values and an additional tax benefit of $58 million in the half-year ended 31 December 2003. These benefits reflected the increase in future tax deductions available from the reset values.

21

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

4. Dividends

Our dividends provided for and paid during the half-year are listed below:

	Half-year ended
	31 December
	2004	2003
	$m	$m

Ordinary shares
Final ordinary dividend for the financial year ended 30 June provided for and paid during the interim period	1,642	1,544

Dividend per share (cents)	¢	¢

Final ordinary dividend for the financial year ended 30 June provided for and paid during the interim period	13.0	12.0

Dividends proposed and not recognised as a liability

As the interim dividend for the half-year ended 31 December 2004 was not declared, determined or publicly recommended as at 31 December 2004, no provision for dividend was raised prior to, or as at, that date in the statement of financial position. The declaration of the interim dividend and special dividend is reported as an event after balance date (refer to note 8 for further information).

22

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

5. Segment information

We report our segment information on the basis of business segments as our risks and returns are affected predominantly by differences in the products and services we provide through those segments.

Our internal management reporting structure drives how our Company is organised and managed. This internal structure provides the initial basis for determining our business segments.

Our business segments are predominantly distinguishable by the type and location of customers for our key products and services delivered. Our customer facing business segments service different customer types with our full range of products and services. Other reportable business segments are also aligned with our specific customer or business needs. These segments provide operational support services or product support services to our customer facing business segments, or service other telecommunication carriers. Our “Other” segment consists of various business units that do not qualify as business segments in their own right and which service a variety of customer or business needs.

The main adjustment from our internal management reporting structure to our reported business segments is that the TelstraClear group in New Zealand is reported as part of the Telstra International segment for segment reporting purposes. For internal management reporting purposes, TelstraClear is included in Telstra Business and Government. For the purposes of the applicable accounting standard, we consider that the risks and returns of TelstraClear differ from those of our local operations and as a result we have grouped these operations into a business segment we have called Telstra International.

Business segments

During the half-year ended 31 December 2004, we had no significant changes to our business structure.

For segment reporting purposes, the Telstra Group is organised into the following business segments:

Telstra Consumer and Marketing (TC&M) is responsible for:

•	the provision of the full range of telecommunication products and services to metropolitan consumer customers;

•	management of Telstra brands, advertising and sponsorship; and

•	implementing our bundling initiatives.

Telstra Country Wide (TCW) is responsible for:

•	the provision of the full range of telecommunications products and services to customers outside the mainland state capital cities, in outer metropolitan areas, and in Tasmania and the Northern Territory.

Telstra Business and Government (TB&G) is responsible for:

•	the provision of the full range of telecommunications products and services, communications solutions, and information and communication technology (ICT) services to corporate, small to medium enterprises and government customers; and

•	the provision of global communication solutions to multinational corporations through our interests in the United Kingdom, Asia and North America.

Telstra International (TInt.) is the combination of our Telstra Asia and TelstraClear business units. These business units have been combined for segment reporting purposes as we consider that the risks and returns of these international operations differ from those of our local operations.

•	Telstra Asia is responsible for our Asia-Pacific investments. In particular this includes our operations in Hong Kong that mainly generate revenues from the mobiles market. In addition, this business unit is responsible for generating profitable growth by enhancing the value of our existing investments and participating in new growth opportunities; and

•	TelstraClear is our New Zealand subsidiary that provides full integrated services to the New Zealand market.

Infrastructure Services (IS) is responsible for:

•	operational service, delivery and maintenance of Telstra’s fixed, mobile, internet protocol (IP) and data networks. This includes voice and data, product and application platforms, and service management of the online space; and

•	end-to-end project construction and integration of communication networks and systems for Telstra and other telecommunications companies.

Telstra Wholesale (TW) is responsible for:

•	the provision of telecommunications services, infrastructure sharing solutions and related services that are based on the Telstra networks and delivery systems to other carriers, carriage service providers and internet service providers (ISPs).

23

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

5. Segment information (continued)

Business segments (continued)

Telstra Technology Innovation and Products (TTIP) is responsible for:

•	the overall planning, design and construction management of Telstra’s communication networks;

•	the delivery of information technology solutions to support our products, services and customer support function;

•	product development and management;

•	the office of the Chief Information Officer; and

•	the Telstra Research Laboratories.

Bigpond, Media and Sensis is responsible for:

•	management and growth of Telstra’s internet products, services and content, contact centres, customer relations and associated functions, for both broadband and narrowband delivery;

•	management of Telstra’s broadband cable network;

•	management of Telstra’s interest in the FOXTEL partnership; and

•	management and growth of the information, advertising and directories business, including printed publications, voice and online products and services.

Corporate areas include:

•	Legal and Office of Company Secretary - provides legal and company secretarial services across Telstra and is responsible for corporate security and liaison with law enforcement agencies;

•	Regulatory, Corporate and Human Relations - responsible for managing our relationships and positioning with key groups such as our customers, the media, governments, community groups and staff. It manages personnel, health and safety, environment, remuneration and training. It also has responsibility for regulatory positioning and negotiation;

•	Corporate Development - encompasses the functions of business development, commercial analysis, corporate strategy, mergers and acquisitions, strategic projects and investor relations; and

•	Finance and Administration - encompasses the functions of business and finance services, treasury, productivity, risk management and assurance, credit management, billing directorate and corporate services. It also includes the financial management of the majority of the Telstra Entity fixed assets (including network assets) through the Asset Accounting Group.

The Corporate areas and the Bigpond, Media and Sensis group are not reportable business segments and have been aggregated in the “Other” segment.

Since 31 December 2004, there have been adjustments to our business structure involving the restructure of the Bigpond, Media and Sensis group. This restructure primarily involved the establishment of both the Sensis group and Telstra Media group as separate business units. These changes will be reflected in our 30 June 2005 financial report.

Segment financial performance

Our internal management reporting structure provides the initial basis for identifying those items that can be directly attributable, or reasonably allocated to each respective business segment. Items have been allocated to each business unit for internal management reporting on a basis that is considered suitable for senior management to manage the business. For financial reporting purposes, we have reallocated certain items between their respective business segments pursuant to the definitions of segment revenues and segment expenses, and in accordance with the requirements of the applicable accounting standard, where a reasonable allocation basis exists.

Where no reasonable allocation basis exists, we have not reallocated individual items to alternative segments. For financial reporting purposes, these items are reported within the same business segment as for internal management reporting. As a result, our segment revenues and segment expenses do not reflect actual operating results achieved for our business segments in certain circumstances.

The following narrative further explains our segment results for those individual items where it is considered that no reasonable allocation basis exists:

•	Sales revenue associated with mobile handsets for TC&M, TB&G and TCW are allocated totally to the TC&M segment with the exception of products sold in relation to small to medium enterprises which are allocated to TB&G. Prepaid mobile revenues for TC&M and TCW are also allocated to the TC&M segment. Ongoing postpaid revenue derived from our mobile usage is recorded in TC&M, TB&G and TCW depending on the type and location of customer serviced. In addition, the majority of goods and services purchased associated with our mobile revenues are also allocated to the TC&M segment; and

•	revenue derived from our Bigpond internet products are recorded in the customer facing business units of TC&M, TB&G and TCW. Distribution costs in relation to these products are also allocated to these three business segments. In addition, IS and TTIP recognise certain expenses in relation to the installation and running of the broadband cable network. These items have not been reallocated to the Bigpond, Media and Sensis business segment.

24

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

5. Segment information (continued)

Segment financial performance (continued)

These allocations reflect management’s accountability framework and internal reporting system and accordingly no reasonable basis for allocation to the respective business segments exist.

Change in segment accounting policies

The following segment accounting policy change occurred during the half-year ended 31 December 2004:

Small to medium enterprise revenue

In previous financial years, our segment accounting policy was to recognise sales revenue relating to our small to medium enterprises below a certain limit in the TC&M segment. In the half-year ended 31 December 2004, the revenue earned from our small to medium enterprises was allocated to the TB&G segment in accordance with a revised threshold for small to medium enterprises. In addition, the related expenses of these customers has also been allocated to the TB&G segment. Prior year comparatives have been adjusted to reflect this change in policy.

Inter-segment transfers

We account for all transactions of entities within the Telstra Group, including international transactions between Australian and non-Australian businesses, at market value. All internal transactions to record telecommunications usage of our own products and transactions between Australian businesses are also accounted for at market value.

Transfer pricing is no longer used within the Company. As such the inter-segment revenue line now purely relates to intercompany revenue.

The Asset Accounting Group performs a company wide function in relation to the financial management of certain assets. This group does not allocate depreciation expense related to the use of assets owned at the Corporate level to other business segments.

25

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

5. Segment information (continued)

The following tables detail our business segments, based on the reporting structure as at 31 December 2004.

Telstra Group
										Total of
								Other	Elimina-	all
	TC&M	TCW	TB&G	TInt.	IS	TW	TTIP	(a)	tions	segments
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Half-year ended 31 December 2004
Sales revenue from external customers	2,748	2,736	2,626	685	31	1,447	1	1,001	—	11,275
Other revenue from external customers	1	41	4	9	5	—	31	45	(29)	107

Total revenue from external customers (excluding interest revenue)	2,749	2,777	2,630	694	36	1,447	32	1,046	(29)	11,382
Less sale of investment/dividend revenue	—	—	—	8	—	—	—	—	—	8

Segment revenue from external customers	2,749	2,777	2,630	686	36	1,447	32	1,046	(29)	11,374
Add inter-segment revenue	—	—	19	18	29	142	11	5	(224)	—

Total segment revenue	2,749	2,777	2,649	704	65	1,589	43	1,051	(253)	11,374

Segment result under AGAAP	1,433	2,345	1,656	(7)	(848)	1,479	(674)	(1,708)	7	3,683
Share of equity accounted net profits/(losses)	2	—	(1)	(1)	—	—	—	—	—	—
Net book value of investments sold	—	—	—	(4)	—	—	—	—	—	(4)
Sale of investment/dividend revenue	—	—	—	8	—	—	—	—	—	8

Earnings before interest and income tax expense (EBIT) - segment result under USGAAP	1,435	2,345	1,655	(4)	(848)	1,479	(674)	(1,708)	7	3,687

(a) Sales revenue for the other segment relates primarily to our advertising and directories revenue earned by Sensis. The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges.

26

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

5. Segment information (continued)

Telstra Group
										Total of
			TB&G					Other	Elimina-	all
	TC&M	TCW	(a)	TInt.	IS	TW	TTIP	(b)	tions	segments
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Half-year ended 31 December 2003
Sales revenue from external customers	2,643	2,615	2,366	659	22	1,299	1	851	—	10,456
Other revenue from external customers	1	57	186	1	6	—	2	124	(7)	370

Total revenue from external customers (excluding interest revenue)	2,644	2,672	2,552	660	28	1,299	3	975	(7)	10,826
Less sale of investment/dividend revenue	—	—	185	1	—	—	—	—	(7)	179

Segment revenue from external customers	2,644	2,672	2,367	659	28	1,299	3	975	—	10,647
Add inter-segment revenue	—	—	18	14	27	135	23	5	(222)	—

Total segment revenue	2,644	2,672	2,385	673	55	1,434	26	980	(222)	10,647

Segment result under AGAAP	1,454	2,298	1,727	(11)	(813)	1,347	(838)	(1,774)	3	3,393
Share of equity accounted net profits/(losses)	1	—	2	(2)	—	—	—	(30)	—	(29)
Net book value of investments sold	—	—	(27)	—	—	—	—	(1)	7	(21)
Sale of investment/dividend revenue	—	—	185	1	—	—	—	—	(7)	179

Earnings before interest and income tax expense (EBIT) - segment result under USGAAP	1,455	2,298	1,887	(12)	(813)	1,347	(838)	(1,805)	3	3,522

(a) Included in the revenue from sale of investments and dividends is the sale of our 22.6% shareholding in our associated entity IBM Global Services Australia Limited (IBMGSA), amounting to $154 million. Refer to note 2 for further information.

(b) Sales revenue for the other segment relates primarily to our advertising and directories revenue earned by Sensis. The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges.

27

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

5. Segment information (continued)

	Half-year ended
	31 December
	2004	2003
Information about our sales revenue from products and services	$m	$m

PSTN products
Basic access	1,700	1,610
Local calls	689	778
PSTN value added services	126	134
National long distance calls	527	578
Fixed to mobile	806	808
International direct	124	139

	3,972	4,047

Mobiles
Mobile services	1,896	1,740
Mobile handsets	198	186

	2,094	1,926

Data and internet services
Internet and IP solutions	624	469
ISDN products	453	473
Specialised data	495	516

	1,572	1,458

Other products and services
Advertising and directories	890	769
Customer premises equipment	107	92
Payphones	63	72
Intercarrier services	580	563
Inbound calling products	231	238
Solutions management	463	243
Offshore controlled entities (a)	803	707
Pay TV bundling	121	65
Other sales and services	379	276

	3,637	3,025

	11,275	10,456

(a) Sales revenue from our offshore controlled entities is split between the following products and services
International - PSTN products	238	181
International - Mobiles	386	385
International - Data and internet services	131	99
International - Intercarrier services	10	15
International - Other	38	27

	803	707

28

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

6. Investment changes

The changes in the composition of the Telstra Group from 30 June 2004 are as follows:

			Immediate parent
				% of equity
				held after
	Country of	Date of change in	%	change in
Name of entity	incorporation	investment	Change	investment

Acquisitions
Controlled entities
Chief Entertainment Pty Ltd	Australia	1 July 2004	100.0	100.0
KAZ Group Limited (i)	Australia	19 July 2004	100.0	100.0
• Australian Administration Services Pty Ltd (i)	Australia	19 July 2004	100.0	100.0
• AAS Superannuation Services Pty Ltd (i)	Australia	19 July 2004	100.0	100.0
• Nexis Pty Ltd (i) (vii)	Australia	19 July 2004	100.0	100.0
• KAZ Business Services Pty Ltd (i)	Australia	19 July 2004	100.0	100.0
• KAZ Technology Services Pty Ltd (i)	Australia	19 July 2004	100.0	100.0
• IOCORE Asia Pacific Pty Ltd (i)	Australia	19 July 2004	100.0	100.0
• Techsouth Pty Ltd (i)	Australia	19 July 2004	100.0	100.0
• 551 Glenferrie Road Pty Ltd (i) (vii)	Australia	19 July 2004	100.0	100.0
• KAZ Software Solutions Pty Ltd (i)	Australia	19 July 2004	100.0	100.0
• Atune Financial Solutions Pty Ltd (i)	Australia	19 July 2004	100.0	100.0
• KAZ Computer Services (SEA) Pte Ltd (i)	Singapore	19 July 2004	100.0	100.0
• Fundi Software Pty Ltd (i)	Australia	19 July 2004	100.0	100.0
• KAZ Computer Services (Hong Kong) Limited (i)	Hong Kong	19 July 2004	75.0	75.0
PSINet UK Limited (ii)	United Kingdom	25 August 2004	100.0	100.0
• PSINet Datacentre UK Limited (ii)	United Kingdom	25 August 2004	100.0	100.0
• EUNet GB Limited (ii)	United Kingdom	25 August 2004	100.0	100.0
• PSINet Jersey Limited (ii)	Jersey	25 August 2004	100.0	100.0
• PSINet Hosting Centre Limited (ii)	Jersey	25 August 2004	100.0	100.0
• Cordoba Holdings Limited (ii)	Jersey	25 August 2004	100.0	100.0
• LHC Limited (ii)	Jersey	25 August 2004	100.0	100.0
ESA Holding Pty Ltd (iii)	Australia	17 September 2004	100.0	100.0
• Damovo (Australia) Pty Ltd (iii)	Australia	17 September 2004	100.0	100.0
Damovo HK Limited (iii)	Hong Kong	17 September 2004	100.0	100.0
Sytec Resources Limited	New Zealand	5 November 2004	100.0	100.0
• Sytec Resources (Australia) Pty Ltd	Australia	5 November 2004	100.0	100.0
• DMZ Global Limited	New Zealand	5 November 2004	100.0	100.0
• DMZ Global (Australia) Pty Ltd	Australia	5 November 2004	100.0	100.0
Universal Publishers Pty Ltd (iv)	Australia	20 December 2004	100.0	100.0

Joint venture entities
Money Solutions Pty Ltd (i)	Australia	19 July 2004	50.0	50.0
Red2Black Systems Pty Ltd (i) (vii)	Australia	19 July 2004	50.0	50.0
Red2Black Payment Services Pty Ltd (i) (vii)	Australia	19 July 2004	50.0	50.0
Enhanced Processing Technologies Inc (US) (i) (viii)	United States	19 July 2004	60.0	60.0
Enhanced Processing Technologies Pty Ltd (i) (viii)	Australia	19 July 2004	60.0	60.0
Adstream (Aust) Pty Ltd	Australia	19 July 2004	33.3	33.3
3GIS Pty Ltd (v)	Australia	6 December 2004	50.0	50.0

Partnerships
3GIS Partnership (v)	Australia	6 December 2004	50.0	50.0

29

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

6. Investment changes (continued)

Immediate parent
% of equity
held after
	Country of	Date of change in	%	change in
Name of entity	incorporation	investment	Change	investment

Liquidations
Controlled entities
On Australia Pty Ltd (vi)	Australia	24 November 2004	100.0	—

Other significant investment changes
Customer Contact Technologies Pty Ltd (vii)	Australia	30 July 2004

(i) On 19 July 2004, we acquired 100% of the issued share capital of KAZ Group Limited and its controlled entities (KAZ Group) for total consideration of $342 million, including acquisition costs.

The KAZ Group is a provider of business process outsourcing, systems integration, consulting, applications development and information technology management services. It operates primarily in Australia, but also conducts business in the United States and Asia.

(ii) On 25 August 2004, we acquired 100% of the issued share capital of PSINet UK Limited and its controlled entities (PSINet Group) for total consideration of $126 million, including acquisition costs.

The PSINet Group is a provider of e-business infrastructure solutions and corporate internet protocol based communication services.

(iii) On 17 September 2004, we acquired 100% of the issued share capital of ESA Holding Pty Ltd and its controlled entity, Damovo (Australia) Pty Ltd, and Damovo HK Limited (Damovo Group) for total consideration of $66 million, including acquisition costs.

The Damovo Group provides advanced voice and data business communication solutions and services to large enterprises and government departments.

(iv) On 20 December 2004, we acquired 100% of the issued share capital of Universal Publishers Pty Ltd for total consideration of $46 million, including acquisition costs.

Universal Publishers is a publisher of mapping and travel related products. Its publishing program includes street directories, guides, maps and road atlases.

(v) On 6 December 2004, we signed agreements with Hutchison 3G Australia Pty Ltd (H3GA), a subsidiary of Hutchison Telecommunications (Australia) Limited, to jointly own and operate H3GA’s existing third generation (3G) radio access network and fund future network development.

The 3GIS Partnership has been established to operate this network, the costs of which will be recharged equally to each of the partners. 3GIS Pty Ltd was established to act as agent for the 3GIS Partnership.

(vi) On Australia Pty Ltd was a non-operating company that was deregistered during the period.

(vii) The following entities changed names during the period:

•	Customer Contact Technologies Pty Ltd changed its name to Hypermax Holdings Pty Ltd on 30 July 2004;

•	Red2Black Systems Pty Ltd changed its name to HelpYouPay Systems Pty Ltd on 11 October 2004;

•	Red2Black Payment Services Pty Ltd changed its name to HelpYouPay Pty Ltd on 11 October 2004;

•	551 Glenferrie Road Pty Ltd changed its name to KAZ Technology Services Australia Pty Ltd on 3 December 2004; and

•	Nexis Pty Ltd changed its name to KAZ Business Services Australia Pty Ltd on 3 December 2004.

(viii) We own 60% of the equity of Enhanced Processing Technologies Pty Ltd and Enhanced Processing Technologies Inc (US). These entities are subject to joint control based on their respective shareholders’ agreements, under which mutual consent of the shareholders is required in determining the financial and operating policies of the entities. As a result, they have been classified as joint venture entities.

30

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

7. Contingent liabilities and contingent assets

There have been no significant changes from 30 June 2004 to guarantees, indemnities and support provided by us, or to legal actions we are involved in, apart from:

As at 30 June 2004, we provided guarantees over the performance of third parties under defeasance arrangements, whereby lease payments are made on our behalf by the third parties over the remaining terms of finance leases. As at 31 December 2004, the lease payments over the remaining period of the leases (approximately 11 years) amount to $858 million (30 June 2004: $981 million). The reduction is predominantly due to movements in foreign exchange rates and semi-annual repayments.

The Telstra Entity and its partners in the FOXTEL partnership, News Corporation Limited and Publishing and Broadcasting Limited, and Telstra Media Pty Ltd and its partner, Sky Cable Pty Ltd, have previously entered into agreements relating to pay television programming with various parties. At 31 December 2004, we have commitments of $1,704 million (30 June 2004: $2,075 million) under these agreements relating mainly to minimum subscriber guarantees. The contingent liability for minimum subscriber guarantees has been adjusted downward from the amount disclosed in our June 2004 financial report as FOXTEL has reviewed the original minimum subscriber guarantee contracts, and reassessed the applicable commitment period for certain contracts.

As we are subject to joint and several liability in relation to agreements entered into by the FOXTEL partnership, we would be contingently liable if our partners in this relationship failed to meet any of their obligations. Our contingent liabilities arising from the above agreements have also been adjusted downward by $371 million during the period.

31

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

8. Events after balance date

The directors are not aware of any matter or circumstance that has occurred since 31 December 2004 that, in their opinion, has significantly affected or may significantly affect in future years:

•	our operations;

•	the results of those operations; or

•	the state of our affairs;

other than:

On 10 February 2005, the directors of Telstra Corporation Limited declared a fully franked interim dividend of 14 cents per ordinary share ($1,742 million) and a fully franked special dividend of 6 cents per ordinary share ($747 million). Both dividends will be payable on 29 April 2005 to those shareholders on record at 1 April 2005. Shares will trade excluding entitlement to the dividend on 24 March 2005.

A provision for dividend payable has been raised as at the date of declaration, amounting to $2,489 million. The interim and special dividend will both be fully franked at a tax rate of 30%.

The financial effect of the dividend declaration was not brought to account as at 31 December 2004.

32

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

9. United States generally accepted accounting principles disclosures

Reconciliations to financial reports prepared using USGAAP

Our consolidated financial report is prepared in accordance with accounting principles generally accepted in Australia (AGAAP). The principles of AGAAP differ in certain respects from accounting principles generally accepted in the United States (USGAAP).

For an explanation of the significant differences between AGAAP and USGAAP, refer to note 30 of the 30 June 2004 financial statements. The following tables are provided to supplement those disclosures for the half-year ended 31 December 2004.

			Telstra Group

			Half-year ended
			31 December
			2004	2003
	Note		$m	$m

Reconciliation of net income to USGAAP

AGAAP net income reported in statement of financial performance			2,337	2,293
Adjustments required to agree with USGAAP
Property, plant and equipment			(35)	(46)
Retirement benefit expense	9	(a)	(93)	(51)
Income tax (expense)/benefit	9	(b)	(10)	9
Employee compensation benefit			5	—
Derivative financial instruments and hedging activities			(129)	143
PCCW converting note			8	7
Equity accounting adjustments for Reach			24	(80)
Fair value/general reserve adjustments			5	—
Goodwill and other intangible asset adjustments			73	61
Consolidation of variable interest entities			(1)	3

Net income per USGAAP			2,184	2,339

Statement of financial performance measured and classified per USGAAP
Operating revenue			11,275	10,456
Operating expenses:
Labour			1,905	1,686
Goods and services purchased			1,790	1,456
Depreciation and amortisation			1,831	1,801
Other operating expenses			2,229	2,290

Total operating expenses			7,755	7,233

Operating income			3,520	3,223
Net interest expense			(374)	(354)
Share of net profits/(losses) of joint venture entities and associated venture entities			1	(98)
Other income			26	458

Net income before income tax expense			3,173	3,229
Income tax expense			989	894

Net income before cumulative effect adjustments			2,184	2,335
Cumulative effect of change in accounting principles, net of tax			—	4

Net income per USGAAP			2,184	2,339

33

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

9. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP
(continued)

	Telstra Group

	Half-year ended
	31 December
	2004	2003
	$m	$m

USGAAP Earnings per share

Net income per USGAAP	2,184	2,339

	¢	¢

Basic earnings per share before cumulative effect of change in accounting principles	17.5	18.4
Cumulative effect of change in accounting principles (net of tax):
Consolidation of variable interest entities	—	—

Basic earnings per share per USGAAP (cents)	17.5	18.4

Dilutive earnings per share before cumulative effect of change in accounting principles	17.4	18.3
Cumulative effect of change in accounting principles (net of tax):
Consolidation of variable interest entities	—	—

Diluted earnings per share per USGAAP (cents)	17.4	18.3

Reconciliation of weighted average number of ordinary shares and common share
equivalents used for earnings per share calculations	Number (in millions)

Number of shares used for AGAAP earnings per share calculations	12,581	12,817
Adjusted for:
- weighted average TESOP 97 and 99 options outstanding during the period	(62)	(67)
- stock held by employee share plan trusts	(20)	(21)

Number of shares used for USGAAP basic earnings per share calculations	12,499	12,729
Effect of dilutive employee share options	37	38

Weighted average number of potential ordinary shares and common share equivalents used for USGAAP diluted earnings per share calculations	12,536	12,767

	Telstra Group

	Half-year ended
	31 December
	2004	2003
	$m	$m

Total comprehensive income disclosure

Net income per USGAAP	2,184	2,339
USGAAP other comprehensive loss	(256)	(246)

USGAAP total comprehensive income	1,928	2,093

34

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

9. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP
(continued)
				Telstra Group

				as at
			31 Dec	30 June	31 Dec
			2004	2004	2003
	Note		$m	$m	$m

Reconciliation of shareholders’ equity to USGAAP

AGAAP shareholders’ equity per statement of financial position			15,254	15,361	15,110
Cumulative adjustments required to agree with USGAAP
Property, plant and equipment			(25)	10	50
Listed investments (available-for-sale securities)			55	56	50
Retirement benefits			160	253	4,166
Income tax	9	(b)	151	144	(1,001)
Minority interests			(2)	(2)	(2)
Employee share loans			(166)	(174)	(184)
Derivative financial instruments and hedging activities			(403)	(274)	(395)
PCCW converting note			—	—	1
Sale of Global Wholesale Business to Reach			(882)	(882)	(882)
Equity accounting and write down adjustments for Reach			608	584	619
Consolidation adjustment for HKCSL			936	936	936
Fair value/general reserve adjustments			(54)	(54)	(54)
Goodwill and other intangible asset adjustments			(745)	(605)	(838)
Consolidation of variable interest entities			(37)	(62)	(63)

Shareholders’ equity per USGAAP			14,850	15,291	17,513

Statement of financial position measured and classified per USGAAP Current assets
Cash			1,107	690	562
Receivables, net			3,525	3,336	3,430
Inventories			214	229	239
Deferred tax asset			246	200	172
Other assets			735	718	674

Total current assets			5,827	5,173	5,077

Non current assets
Receivables			74	80	110
Derivative financial instruments			764	664	416
Inventories			9	10	14
Investments - accounted for using the equity method			53	44	116
Investments - other non current			210	221	207
Property, plant and equipment			47,594	46,184	45,016
Accumulated depreciation of property, plant and equipment			(24,174)	(23,160)	(22,133)
Goodwill, net			2,589	2,273	1,909
Other intangible assets, net			1,642	1,512	1,050
Prepaid pension assets			160	253	4,166
Other assets			2,358	2,326	2,352

Total non current assets			31,279	30,407	33,223

Total assets			37,106	35,580	38,300

35

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

9. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP
(continued)
		Telstra Group

		as at
	31 Dec	30 June	31 Dec
	2004	2004	2003
	$m	$m	$m

Statement of financial position measured and classified per USGAAP (continued)

Current liabilities
Payables	2,665	2,338	1,944
Borrowings - short term debt	733	870	1,205
Borrowings - long term debt due within one year	2,627	2,376	283
Income tax payable	500	539	357
Provisions	385	358	371
Revenue received in advance	976	1,113	882

Total current liabilities	7,886	7,594	5,042

Non current liabilities
Payables	89	35	—
Derivative financial instruments	596	390	630
Borrowings - long term debt	10,167	9,095	10,743
Deferred tax liability	2,185	1,861	3,068
Provisions	830	778	762
Revenue received in advance	501	534	540

Total non current liabilities	14,368	12,693	15,743

Total liabilities	22,254	20,287	20,785

Minority interests	2	2	2

Net assets	14,850	15,291	17,513

Shareholders’ equity
Contributed equity	5,793	6,073	6,073
Share loan to employees	(166)	(174)	(184)
Stock held by employee share plan trusts	(113)	(117)	(117)
Additional paid in capital from employee share plans	396	382	382

Total share capital	5,910	6,164	6,154

Accumulated other comprehensive loss (reserves)	(691)	(435)	(800)
Retained earnings	9,631	9,562	12,159

Total shareholders’ equity	14,850	15,291	17,513

36

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

9. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP
(continued)

(a) Retirement benefits

The components of net periodic pension cost for our defined benefit superannuation plans are as follows:

Net periodic pension cost (all funds combined)
	Half-year ended
	31 December
	2004	2003
	$m	$m

Service cost on benefits earned	141	175
Interest cost on projected benefit obligation	215	279
Expected return on assets	(263)	(416)
Expenses and taxation	31	34
Member contributions for defined benefits	(27)	(54)
Amortisation of transition asset	—	(42)
Amortisation of fund loss	—	77

Net periodic pension cost per USGAAP	97	53
Reverse amount expensed for AGAAP	(4)	(2)

Total USGAAP adjustment	93	51

(b) Income tax

For AGAAP, fair value adjustments in a business combination, including the recognition of identifiable intangible assets, are not tax effected. Under USGAAP, basis differences arising from such fair value adjustments are treated as temporary differences and tax effected as part of the acquisition accounting if the basis difference results in taxable or deductible amounts in future years when the related asset or liability is recovered or settled.

During the half-year ended 31 December 2004, we recognised a number of identifiable intangible assets as a result of our acquisitions. For USGAAP, we have recorded a deferred tax liability of $65 million for the temporary difference between the carrying value of these intangible assets and their tax basis, with a corresponding increase to goodwill on acquisition. We have also recognised a deferred tax liability of $143 million based on the determination of the tax consequences associated with the recognition of identifiable intangible assets on other recent acquisitions, with a corresponding increase to goodwill on acquisition.

The reversal of these temporary differences has resulted in a decrease to income tax expense of $2 million for the half-year ended 31 December 2004.

(c) Arrangements that contain leases

Under USGAAP, an arrangement contains a lease if fulfilment of that arrangement is dependent upon the use of specific property, plant and equipment and it conveys the right to control the use of the specific property, plant and equipment to the purchaser.

Based on the requirements of Emerging Issues Task Force Issue No. 01-8 (EITF 01-8), “Determining Whether an Arrangement Contains a Lease”, these arrangements are split into their lease and non-lease components using the relative fair value method, with each component accounted for separately. EITF 01-8 is only applicable to arrangements that we entered into or modified after 1 July 2003.

In accordance with EITF 01-8, some of our solutions management contracts entered into after 1 July 2003 are considered to contain operating and finance leases. As such, at 31 December 2004 we have reclassified $12 million from property, plant and equipment to lease receivable. There is no material impact on our revenue or net income as a result of these leases.

All of our solutions management contracts for AGAAP purposes, and those entered into prior to 1 July 2003 for USGAAP purposes, are accounted for as service arrangements.

(d) Recently issued United States accounting standards

Share-Based Payments

In December 2004, the Financial Accounting Standards Board in the US (FASB) issued Statement of Financial Accounting Standards No. 123 Revised (SFAS 123R), “Share-Based Payment.” SFAS 123R requires entities to recognise an expense for the issue of employee stock options and similar awards based on their fair value. SFAS 123R is applicable to us from 1 July 2005.

Under USGAAP, we have adopted the original version of Statement of Financial Accounting Standard No. 123 (SFAS 123), “Accounting for Stock Based Compensation.” As such, it is not anticipated that the adoption of SFAS 123R will have a material impact on our financial position, results of operations or cash flows.

37

Telstra Corporation Limited and controlled entities

Directors’ Declaration

The directors of Telstra Corporation Limited have made a resolution that declared:

(a)	the financial statements and notes, set out on pages 2 to 37, of the Telstra Group:

(i)	comply with the Accounting Standards, the Corporations Regulations 2001 and Urgent Issues Group Consensus Views;

(ii)	give a true and fair view of the financial position as at 31 December 2004 and performance, as represented by the results of the operations and cash flows, for the half-year ended 31 December 2004; and

(iii)	in the directors’ opinion, have been made out in accordance with the Corporations Act 2001.

(b)	at the date of this declaration, in the directors’ opinion, there are reasonable grounds to believe that Telstra Corporation Limited will be able to pay its debts as and when they become due and payable.

For and on behalf of the Board

Donald McGauchie AO	Ziggy Switkowski
Chairman	Chief Executive Officer and
Managing Director

10 February 2005
Sydney, Australia

38

Telstra Corporation Limited and controlled entities

Independent Review Report

To the Members of Telstra Corporation Limited

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for the Telstra Group (the Telstra Entity and the entities it controlled during the period) for the half-year ended 31 December 2004.

The directors of the Telstra Group are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the Telstra Group, and that complies with Accounting Standard AASB 1029 “Interim Financial Reporting”, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

I have conducted an independent review of the financial report in order to make a statement about it to the members of the Telstra Group and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

The review was conducted in accordance with Australian National Audit Office Auditing Standards, which incorporate the Australian Auditing Standards, applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to my attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001, Accounting Standard AASB 1029 “Interim Financial Reporting” and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with my understanding of the Telstra Group’s financial position and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. I have not performed an audit and, accordingly, I do not express an audit opinion.

I have also reviewed the quantification of the major differences between accounting principles generally accepted in Australia compared to accounting principles generally accepted in the United States of America, which is presented in note 9 to the financial report. I have reviewed note 9 in order to state whether, in all material respects, anything has come to my attention that would indicate that it does not present fairly, the major differences between accounting principles generally accepted in Australia and accounting principles generally accepted in the United States of America, in so far as they apply to the Telstra Group.

Independence

I am independent of the Telstra Group, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

I have contracted an accounting firm for the purpose of providing my review of the financial report. This firm has been engaged to undertake other non-audit services by Telstra. The provision of these services has not impaired my independence.

39

Telstra Corporation Limited and controlled entities

Independent Review Report (continued)

Statement

Based on my review, which is not an audit, I have not become aware of any matter that makes me believe that the financial report of the Telstra Group is not in accordance with:

(a)	the Corporations Act 2001, including:

(i)	giving a true and fair view of the financial position of the Telstra Group at 31 December 2004 and of its performance for the half-year ended on that date; and

(ii)	complying with Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

(b)	other mandatory financial reporting requirements in Australia.

Further, as a result of my review, I have not become aware of any matter that makes me believe that note 9 does not present fairly the major differences between accounting principles generally accepted in Australia and accounting principles generally accepted in the United States of America, in so far as they apply to the Telstra Group.

PJ Barrett
Auditor-General

10 February 2005
Canberra, Australia

40

Directors’ report

The directors present their report on the consolidated entity (Telstra Group) consisting of Telstra Corporation Limited and the entities it controlled at the end of or during the half-year ended 31 December 2004. Financial comparisons used in this report are of results for the half-year ended 31 December 2004 compared with the half-year ended 31 December 2003.

Results of operations

Telstra’s net profit for the half-year was $2,337 million (2003: $2,293 million). This was after deducting income tax expense of $979 million (2003: $874 million).

Earnings before interest and income tax expense was $3,687 million, representing a 4.7% or $165 million increase from the prior corresponding period result of $3,522 million.

After adjusting to allow like for like comparisons with the half-year ended 31 December 2003, net profit for the half-year was $2,322 million (2003: $2,134 million) and earnings before interest and income tax expense was $3,663 million (2003: $ 3,458 million).

Review of operations

Telstra’s operating results for the half-year ended 31 December 2004 reflected a strong performance. Total revenue (excluding interest revenue) increased by 5.1% or $556 million to $11,382 million. This included revenues of $322 million generated by our recently acquired controlled entities, including the Trading Post Group, the KAZ Group, the Damovo Group and our United Kingdom (UK) subsidiaries, the PSINet Group. Total revenue in the prior corresponding half-year included revenue resulting from the sale of our 22.6% shareholding in an associated entity IBM Global Services Australia Limited (IBMGSA) of $154 million.

Operating expenses (excluding borrowing costs, share of net loss from joint venture entities and associated entities, and income tax expense) increased by 5.8% or $420 million to $7,695 million. Operating expenses for the half-year ended 31 December 2004 included expenses incurred by our recently acquired entities of $307 million. The prior corresponding period included IBMGSA contract exit costs of $130 million recognised on sale of our investment in this entity.

Excluding the impact of our newly controlled entities and other one-off items, our total revenues increased by 4.0% to $11,034 million and operating expenses (excluding borrowing costs, share of net loss from joint venture entities and associated entities, and income tax expense) increased by 3.6% to $7,372 million.

Total revenue (excluding interest revenue) growth was attributable to:

•	mobile services and handsets - $168 million or 8.7%;

•	internet and IP solutions - $155 million or 33.0%;

•	offshore revenues - $41 million or 85.4%;

•	pay TV bundling - $56 million or 86.2%; and

•	advertising and directories revenues - $45 million or 5.9%.

Partially offsetting the strong sales growth was a decline in PSTN revenues of $75 million or 1.9% as the market continues to move towards newer technologies to satisfy its telecommunications requirements.

1

The increase in operating expenses was attributable to:

•	increased goods and services purchased of $296 million, attributable to increased network payments, handset subsidies and pay TV service fees;

•	higher labour expenses of $21 million due mainly to an increase in staff numbers and salaries, partially offset by a decrease in redundancy expenses; and

•	an increase in depreciation and amortisation expense for the half-year ended 31 December 2004 by 1.2% or $22 million. The increase was due to higher depreciation and amortisation resulting from growth in our communications plant and software assets.

•	there were also further cost reductions across a variety of other expense categories.

Income tax expense was $979 million, giving an effective tax rate of 29.5%.

Cash flow

Our cash flow from operating activities increased by $1,068 million to $3,993 million due to strong operating results and timing of certain payments. The increase in cash from operating activities together with funds from additional borrowings during the half-year ended 31 December 2004, was primarily used to purchase our newly acquired controlled entities, and fund dividend payments of $1,642 million and our share buy-back amounting to $756 million (including $6 million in associated transaction costs). Overall, our total cash increased by $420 million, which was the result of the strong operating cash flows and careful management of our borrowing position and investing expenditures.

Earnings per share

Earnings per share increased by 3.9% from 17.9 cents per share in the half-year ended 31 December 2003 to 18.6 cents per share in the current half-year. The improved result is due to a reduced number of ordinary shares in circulation following the share buy-back and an improvement in net profit.

Dividends

The directors have declared a fully franked interim ordinary dividend of 14 cents per share ($1,742 million) and a fully franked special dividend of 6 cents per share ($747 million). The dividends will be franked at a tax rate of 30%. The interim ordinary dividend and special dividend will have a record date of 1 April 2005, with payment to be made on 29 April 2005. Shares will trade excluding entitlement to the dividend on 24 March 2005.

Our fully franked final ordinary dividend for the financial year ended 30 June 2004 of 13 cents per share ($1,642 million) was provided for and paid during the half-year. The dividend was franked at a tax rate of 30%. The final ordinary dividend had a record date of 24 September 2004 and payment was made on 29 October 2004.

At present, it is expected that Telstra will be able to fully frank declared ordinary dividends out of fiscal 2005 earnings. However, the directors can give no assurance as to the future level of dividends, if any, or of franking of dividends. This is because it depends upon, among other factors, our earnings, Government legislation and our tax position.

2

Directors

Directors who held office during the half-year and until the date of this report were:

Donald G McGauchie	- chairman (appointed 20 July 2004), non-executive director
John T Ralph	- deputy chairman, non-executive director
Zygmunt E Switkowski	- chief executive officer, managing director
Samuel H Chisholm	- non-executive director (resigned 28 October 2004)
Anthony J Clark	- non-executive director
John E Fletcher	- non-executive director
Belinda J Hutchinson	- non-executive director
Catherine B Livingstone	- non-executive director
Charles Macek	- non-executive director
John W Stocker	- non-executive director

During the period from 14 April 2004 until 20 July 2004, John T Ralph held the position of interim Chairman.

Zygmunt E Switkowski will step down as chief executive officer (CEO) on 1 July 2005, or earlier if a new CEO is appointed prior to that date. In accordance with his employment contract, Dr Switkowski will receive an agreed payment equal of $2,092,000 plus accrued leave and incentive payments as at the date he steps down. If he steps down prior to 1 July 2005, Dr Switkowski will receive fixed remuneration in lieu of notice.

Auditors independence declaration

The independence declaration of our auditors is on page 4 and forms part of this report.

Rounding of amounts

The Telstra Entity is a company of the kind referred to in the Australian Securities and Investments Commission class order 98/100, dated 10 July 1998 and issued pursuant to section 341(1) of the Corporations Act 2001. As a result, amounts in this report and the accompanying financial report have been rounded to the nearest million dollars, except where otherwise indicated.

This report is made in accordance with a resolution of the directors.

Donald G McGauchie
Chairman

Ziggy Switkowski
Chief Executive Officer and Managing Director
10 February 2005
Sydney, Australia

3

Independence Declaration

Auditor’s Independence Declaration to the Directors of Telstra Corporation Limited

In relation to our review of the financial report of the Telstra Group (the Telstra Entity and the entities it controlled during the period) for the half-year ended 31 December 2004 to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

P.J. Barrett
Auditor-General

10 February 2005
Canberra, Australia

4

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14 February 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam

Date change for 2005 AGM

Telstra wishes to advise that its 2005 Annual General Meeting is now scheduled to be held on Tuesday 25 October 2005, and not 20 October 2005 as advised in the 2004 annual report and review.

The Notice of Meeting for the AGM will be sent to all shareholders later in the year.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

14 February 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam

Telstra indicative financial calendar for 2006

Please see below Telstra’s indicative financial calendar for 2006. The calendar remains subject to change at the discretion of the board. Any changes will be notified to the market.

Half year results announcement — Thursday 9 February 2006
Ex dividend share trading starts — Monday 20 February 2006
Record date interim dividend — Friday 24 February 2006
Interim dividend paid — Friday 24 March 2006
Annual results announcement — Thursday 10 August 2005
Ex dividend share trading starts — Monday 21 August 2006
Record date final dividend — Friday 25 August 2006
Final dividend Paid — Friday 22 September 2006

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

17 February 2005	56/2005

Telstra Announces $A500 million Domestic Bond Issue

Telstra today announced plans for a possible $A500 million, eight-to-nine year long-term bond issue in early March, targeted at domestic and offshore institutional investors.

Telstra’s Chief Financial Officer, Mr John Stanhope, said Telstra was encouraged to return to the domestic market to meet identified investor demand for a new issue, following the strong performance of its recent $A500 million 10-year bond issuance (maturing in April 2015) in November 2004.

Mr Stanhope said the proposed issue would fill a gap in Telstra’s maturity profile and increase the proportion of its debt raised in the domestic market in-line with the company’s objective to diversify funding sources.

Mr Stanhope said the domestic bond market was currently providing cost efficient financing compared with offshore markets and had the added advantage of straightforward execution without the need for currency swaps.

“The domestic market is one of the key planks in our funding strategy and the proposed new issue would further strengthen our range of benchmark lines and also help provide increased liquidity,” Mr Stanhope said.

Mr Stanhope added that domestic investors were already well informed about Telstra’s credit story from the November 2004 roadshow and Telstra’s half year results released to the market on Thursday 10 February, 2005.

The proceeds of the issue will be used for general corporate funding purposes and to refinance maturing long-term debt.

Telstra has appointed Westpac Institutional Bank, National Australia Bank, RBC Capital Markets and TD Securities to manage the proposed issue.

Telstra is rated A+ (S&P), A1 (Moody’s) and A+ (Fitch) and all ratings have a stable outlook.

Telstra Media Contact:
Kerrina Lawrence
Telstra Media Relations
Tel: (03)9634 5611
Mobile: 0419 352 313

Telstra’s national media inquiry line is 13 1639 and Telstra’s Media Centre is located at:
www.telstra.com.au/communications/media

Telstra Corporation Limited
ABN 33 051 775 556

21 February, 2005	057/2005

Broadband Competition Notice lifted

Telstra today welcomed the ACCC’s decision to revoke a Competition Notice it issued nearly one year ago in respect of broadband prices.

“This decision allows Telstra and other broadband providers to focus on expanding the market for the benefit of consumers and the national economy,” Mr Bill Scales, Group Managing Director, Telstra Regulatory, Corporate & Human Relations, said today.

“We are pleased that the ACCC now agrees that Telstra has taken sufficient steps to address its concerns and obviate the need for any further regulatory or legal action,” he said.

As part of its agreement with the Commission, Telstra acknowledges that its pricing changes made in February 2004 for its retail broadband services may have adversely affected the competitive position of its wholesale broadband customers, and notes the ACCC’s view that this was likely to have been in breach of section 151AK of the Trade Practices Act 1974.

However, Telstra has not admitted liability for the conduct in question and maintains that its conduct was at all times lawful.

“Telstra has always observed its legal obligations, and we are very confident that any court challenge would reach the same conclusion,” Mr Scales said.

“Our conduct in the broadband market may have challenged some competitors to improve their service levels and meet prevailing industry prices, but in doing so it increased rather than reduced the level of competition in the broadband market,” he said.

“Today’s settlement was a practical way of putting this dispute behind Telstra and the industry so we can focus on continuing to grow,” he said.

In the twelve months to 31 December 2004, Telstra connected an additional 721,000 broadband consumers, of whom 391,000 or 54 per cent were end-customers of the company’s wholesale partners.

As part of its agreement with the Commission, Telstra has agreed to advise the ACCC in advance of future changes to retail broadband prices and agreed to regularly inform and consult with the ACCC on wholesale prices operating in the broadband market.

Telstra will work also with the ACCC, using independent expert advice, to determine a process for deciding the appropriate price relativities in future.

The company has also offered its wholesale customers revised pricing and a rebate totaling $6.5 million.

Telstra Corporation Limited
ABN 33 051 775 556

Media Release

“Telstra has been eager to understand and address the ACCC’s concerns and respond in a way that guarantees fair outcomes for all parties,” Mr Scales said.

“Today’s agreement is good for Telstra and its wholesale partners, good for consumers, and good for the Australian economy,” Mr Scales concluded.

Telstra Media Contact:
Rod Bruem
Wk: 02 9206 0092
Mbl: 0438 288 010

Telstra’s national media inquiry line is 13 1639 and the Telstra Corporate Communications
Centre is located at: www.telstra.com.au/communications/media

Telstra Corporation Limited
ABN 33 051 775 556

22 February 2005	066/2005

Bill Scales announces his retirement

Telstra’s Group Managing Director, Regulatory, Corporate and Human Relations, and Chief of Staff, Mr Bill Scales, today announced his plans to retire from his position and the Company in approximately six months.

Mr Scales, who joined Telstra in November 2000, said he had enjoyed leading such professional and committed teams and thanked them and his colleagues for their support in his time at Telstra.

Telstra Chief Executive Officer, Dr Ziggy Switkowski, said that, over the past four years, Bill Scales had been responsible for the excellent progress in Telstra’s human relations efforts, as reflected in the recent Employee Opinion Survey results, led the development of our regulatory strategies at a time of increased competition and regulatory intervention and guided Telstra through many complex corporate and public relations challenges.

“As a member of the leadership team, Bill has been an influential leader within Telstra, has carried a heavy and diverse management load, and could always be relied upon for objective, rational and fearless contributions to our many business debates,” he said.

“As Chief of Staff, Bill has ensured the proper efficient functioning of many of the CEO’s processes and helped integrate and harmonise strategies across divisions.

“I am very grateful for his friendship, support and contributions during his time at Telstra. And I know I speak for all of us in wishing him and his family well as they prepare for the next phase of his life,” Dr Switkowski said.

Telstra Media Contact:
Michael Grealy
Tel: 02 9298 4621
Mbl: 0419 217 343

Telstra’s national media inquiry line is 13 1639 and Media Centre is located at:
www.telstra.com.au/communications/media

Telstra Corporation Limited
ABN 33 051 775 556

Building momentum Half-year Report 2005

investor information { Indicative } { Financial Calendar } { Financial Calendar } { 2005 } { 2006 }
Half-year results announcement 10 Feb 9 Feb
Ex-dividend share trading commences 24 Mar 20 Feb
Record date for interim dividend 1 Apr 24 Feb
Interim dividend paid 29 Apr 24 Mar
Annual results announcement 11 Aug 10 Aug
Ex-dividend share trading commences 26 Sep 21 Aug
Record date for final dividend 30 Sep 25 Aug
Annual General Meeting 25 Oct tbc
Final dividend paid 31 Oct 22 Sep
Note: Timing of events may be subject to change. Any changes will be notified to the market.
PAGE 2 PAGE 6 PAGE 12 management discussion business review investor information P.2 message from our P.6 consumer and marketing P.12 summary of Chairman and CEO P.7 business & government financial performance P.8 Country Wide ® P.14 summary of P.8 international financial position P.9 advertising, media & BigPond ™ P.14 summary of P.10 wholesale cash flows P.10 infrastructure services P.16 shareholder information P.11 technology, innovation & product P.11 corporate social responsibility

Telstra has delivered its best first half-year result in many years, with strong revenue growth and costs discipline. We completed a $750 million share buy-back, increased our interim ordinary dividend to shareholders and declared a special dividend of 6 cents per share.

FINANCIAL HIGHLIGHTS

sales revenue
net profit after minorities
dividends per share
Sales revenue increased Reported net profit after Total ordinary dividends by 7.8% to $11,275 million. minorities increased by per share increased 7.7% to Revenue growth was due 1.9% to $2,337 million. 14 cents. Telstra also declared to increases in mobiles, Excluding the impact of newly a special dividend of 6 cents broadband, pay TV bundling, acquired controlled entities per share for the half-year. advertising and directories, and other one-off items, Both dividends are fully other sales & services, and our underlying net profit after franked. newly acquired controlled minorities increased 8.8%. entities, offset by a decline in *Note: ’02 excludes a special dividend revenues from PSTN calling of 3 cents per share. products. ’04 excludes a special dividend of 6 cents per share.
P.1

MESSAGE FROM THE CHAIRMAN AND CEO

Dear fellow shareholders

Ziggy Switkowski
Chief Executive Officer and Managing Director

Telstra is again on the front foot; successfully competing in an Australian telecommunications industry seeing renewed growth, improving returns and intense competitive activity.

Your company’s revenues increased in line with industry growth of around 4-5 per cent, with our highest half-yearly profit in four years. These results have been achieved because of the success of our strategies, continuously improving service levels, and our stringent cost management initiatives.

It’s important that Telstra leads this industry, not just in terms of the company’s business success but also in meeting customers’ future needs. Customers right across Australia, from the cities to remote areas, can be reassured that Telstra is setting the pace and direction of product, service and technology innovation to meet their growing requirements for sophisticated communications tools. Telstra is Australia’s connection to the future.

P.2

The improved business performance has not happened overnight. It is the result of a highly focused, ongoing effort from the Board and senior management, whose strategies have been diligently supported and implemented by our committed staff of about 40,000 employees. Some demanding targets were set in relation to revenue growth, cash flows, customer service, margin protection, broadband take-up and mobiles market share. We are pleased to report that nearly every target we set, we have hit and in some cases exceeded.

The challenge now is to continue the momentum.

Financials

Telstra’s financial performance over the six months to December 2004 has been one of steady improvement. We have delivered on our forecasts – and delivered ahead of schedule.

The balance sheet is very solid. Profit after tax is up 1.9 per cent. Free cash flow continues to grow strongly even as we continue to make increased capital investments to meet customer demand and prepare for the future. Revenue growth has stepped up on the back of our broadband, wireless, advertising and directories businesses, and a very successful Christmas season. Our ability to bundle a number of services as part of our consumer packages is becoming a key contributor improving customer loyalty.

These strong results have not been achieved at the expense of profitability or customer service. Rather, we are showing that as service is improved, customers are more satisfied and financial results follow, as do improvements in shareholder value.

Importantly, shareholders are realising the benefits of our capital management strategy, which transfers more of the company’s cash flow to them. For the half-year ended 31 December 2004, Telstra

Free cash flow*
half-year ended 31 December

P.3

MESSAGE FROM THE CHAIRMAN AND CEO

reported a net profit of $2.3 billion, and will return to shareholders through the interim dividend, 14 cents per share, and special dividend, 6 cents per share, a total of $2.5 billion. This is in addition to the $750 million share buy-back completed late last year.

First half activity

Telstra has achieved a quality combination of financial and service outcomes.

We have increased staff levels in the customer service areas and the improvements are now coming through.Service performance continues to improve. Our response times are quicker. Average broadband connection times are substantially reduced, with ADSL connections taking nine days on average, while call dropout rates on our CDMA mobile network fell below two per cent for the first time.

Telstra’s costs reduction program is on track to achieve $800 million in savings as we foreshadowed. During the half-year we achieved a further $96 million of cost reductions to add to last year’s savings of $313 million. So, 18 months into the three-year program, we are over half-way there.

Our so-called non-traditional businesses are leading our renewed growth. Broadband is booming. We added more than 400,000 subscribers in the half-year, bringing the total to over 1.2 million. Broadband revenue grew 70 per cent to $309 million.

Mobiles posted a very good result – the 8.7 per cent increase is our largest contributor to revenue growth.

Sensis®, our advertising and directories division, is an exciting business and continues to perform.

With many customers wanting a variety of products – telephone, broadband, internet, mobiles and entertainment products, FOXTEL® is an important part of our bundled offerings.

Our challenge is to manage the traditional fixed line telephony business, which has experienced small revenue declines,to optimise returns and manage customer migration to other technologies, such as mobiles.

Opportunities ahead

One of the key drivers of our performance –and indeed the industry – is broadband. Around 20 per cent of Australian households currently have broadband internet connections, mainly through Telstra networks, and we are confident this will double in the next couple of years.

Telstra is well positioned within its mobiles business. Even as Australia approaches 18 million services in operation, mobiles are still looking to be an attractive market segment for years to come. There will almost certainly be more mobile appliances than there are people in Australia sometime next year.

P.4

We have formed a 3G infrastructure sharing joint venture with Hutchison, and will be offering 3G services on both of our digital national mobile networks, GSM and CDMA, this year.

Sensis® has a very strong, familiar core business of paper-based directories – White Pages® and Yellow Pages®. However it is Sensis®’ combination of assets, databases, online properties and mastheads that makes it such an appealing business.

FOXTEL® will grow in importance, and value, in several ways – as a valuable media company, as part of our broad product offering, and as a content carrier.

Outlook

Our top priority remains the performance of our domestic operations and improving the customer experience at every touch point of the organisation.

We will grow our business, and invest accordingly, pacing our spending to accommodate increased customer demand while ensuring our financial ratios remain strong.

There will be continuing attention to the structure of the organisation – simplifying it, flattening the hierarchy, and empowering our people to be more accountable for the customer experience. We will be competitive and innovative. We will continue to pursue productivity and cost improvements throughout the company.

Notwithstanding our costs discipline, we will not hesitate to invest in support of our various businesses to provide the products, service and platforms that customers need and want, in a way that maintains the high returns that you, our shareholders, expect of us.

Telstra is well positioned for the next stage of renewed growth — a stage in which we intend to serve the Australian consumer better than ever in terms of communications choice, innovation and service excellence. Having seized the momentum, we intend to keep building on it on behalf of our customers and our shareholders.

Donald McGauchie AO	Ziggy Switkowski
Chairman	Chief Executive Officer
and Managing Director

P.5

consumer and marketing

Telstra Consumer and Marketing (TC&M) is responsible for serving metropolitan consumer and small business customers with our full range of products and services. It also manages Telstra’s brand, advertising, commercial sponsorships and product bundling initiatives.

TC&M supports over nine million services and has a relationship with the majority of Australian households.

Serving the customer

We always strive to provide easy to understand, profitable solutions to satisfy customer needs. This year our customer sales and service leadership team have spent a week every month capturing the voice of the customer. Visiting a different state each month, they have listened to over 4,500 people in shops, call centres, dealer and support groups across the country to identify service improvement opportunities.

Our Telstra shops are receiving a progressive refresh. Incorporating innovative technology, an enhanced product range and visual changes, these fit outs help bring our offers to life.

Telstra is committed to great service through great people. Since July 2004 we have delivered a 20% improvement in the speed at which customer calls are answered. Combined with higher first call resolution we believe our customers’ experience has significantly improved over the past six months.

Rewarding the customer

Telstra Rewards Options recognise customers who bundle their eligible Telstra services. Targeted to a customer’s lifestyle, free local calls, free SMS and free family calls have been well received.

Innovation for the customer

In November 2004, Telstra launched its new i-mode1 mobile phone service in Australia through an exclusive strategic partnership with NTT DoCoMo, Inc., Japan’s leading mobile communications provider. i-mode1 handsets offer customers quick and simple access to a wide range of internet-like services, such as maps, shopping, travel, weather and news. This lifestyle content is available anytime on Telstra’s extensive mobile data network.

Performance indicators: Half-year ended 31 December	2004	2003	% change

GSM services in operation	6,868,000	6,139,000	é 11.9

CDMA services in operation	1,115,000	846,000	é 31.8

Total services in operation	7,983,000	6,985,000	é 14.3

Mobile voice telephone minutes	3,404,000,000	3,011,000,000	é 13.1

SMS (messages sent)	1,104,000,000	910,000,000	é 21.3

P.6

business and government

Telstra Business & Government (TB&G) is responsible for providing innovative and leading edge communication solutions to Australian corporate and government customers that, in turn, improve both their productivity and ability to serve their customers.

Full services capability for all customers

TB&G’s whole of business communications solutions capability has been enhanced by recent acquisitions of the KAZ and Damovo Groups.

The KAZ Group has combined with Telstra to service our business customers’ information technology (IT) needs, differentiating Telstra as the only communication company in Australia capable of providing end-to-end Information and Communications Technology (ICT) services from within its own group of companies.

Business customers are telling us they want a single point of accountability for all their Customer Premise Equipment (CPE) and carriage requirements. The acquisition of the Damovo Group combined with our newly established CPE business, gives Telstra a unique position in the marketplace to offer a full range of products and services to satisfy customers’ ICT requirements.

TB&G continually develops innovative solutions for its customers’ communications and technology requirements. For example, by understanding Woolworths’ desire to provide greater convenience, better quality and a larger range of products at lower prices for its customers, Telstra provided Woolworths with a state of the art managed services solution encompassing voice, data, mobile and IT asset management services in both Australia and New Zealand.

Leadership in innovative mobile solutions

Rapid growth of mobility solutions is due to the evolution of cost effective mobile applications, the availability of smaller, faster computing devices and the introduction of high-speed data networks. Companies including P&O Ports, Transurban, Storagetek and Yallourn Energy have already employed Telstra’s leading mobile solutions to improve productivity in their businesses.

Taking care of business customers with IP solutions

TB&G has deployed innovative Internet Protocol (IP) business communications solutions for a wide range of business and government customers.

Partnering with customers such as Tyrrell’s Wines, Yamaha Music Australia and Collingwood Football Club, Telstra has combined the flexibility of access to the internet with the benefits of a private network.

P.7

Country Wide™

Telstra Country Wide® delivers services to regional, rural and remote customers through the local presence of Area General Managers and their teams.

In response to the growing business and community interest in broadband ADSL, we have committed $38 million this financial year to an ongoing program to upgrade our exchanges and other network equipment to deliver this service. Approximately 190 exchanges have been ADSL enabled since July, with a further 240 qualifying for an upgrade through Telstra’s ADSL Demand Register. The significant ADSL growth in regional and rural areas has been assisted by the Australian Government’s Higher Bandwidth Incentive Scheme (HiBIS). HiBIS in effect offsets the cost of upgrading exchanges, reducing the number of ADSL customers required to make the upgrade commercially viable.

We successfully achieved our end-of-year deadline to upgrade all CDMA mobile phone base stations in rural and regional Australia to also transmit high-speed wireless internet services at speeds up to 153 kbps.

international

Hong Kong CSL (CSL)

Telstra’s 100% owned mobile carrier CSL is Hong Kong’s leading provider of mobile voice and data services. CSL delivered a solid financial result despite significantly increased market competition and local voice price erosion.

In December 2004, CSL announced the launch of its 3G services offering both businesses and consumers high-speed data access and an enhanced experience across a wide range of mobile multimedia services.

REACH

REACH is Asia’s largest international wholesale carrier of combined voice, International Private Leased Lines and IP data services. It is also one of the world’s top ten carriers of international voice traffic.

Against the background of continuing depressed prices for international data services, REACH’s shareholders have determined that it should focus on meeting rapidly increasing shareholder demand and withdraw from data sales to external customers.

TelstraClear

TelstraClear is the second largest full service carrier in New Zealand. TelstraClear has increased its ability to reach all segments of the market by developing new and innovative bundled services for residential customers including both voice and data services.

In the corporate market TelstraClear has strengthened its competencies in IP telephony, IP contact centre technologies,managed infrastructure and voice over IP (VOIP) solutions, to better meet the needs of its larger customers.

P.8

Sensis®

Sensis®,Telstra’s advertising subsidiary, continues to deliver growth with strong performance across a range of products. Product innovation continues to drive growth particularly in the White Pages® and Yellow Pages® directories.

Our Location and Navigation business also continues to enjoy strong demand amongst our expanding customer base,particularly for our navigation DVD.

The development and launch of the Sensis® search products (Sensis®1234 and sensis.com.au) and Sensis® wireless applications (such as FindNearby and Nightlife) are testament to our commitment to provide value adding solutions for both advertisers and consumers alike. Sensis® is also developing a full wireless search product which will deliver a search capability for wireless devices that is very similar to sensis.com.au.

In December 2004, Telstra acquired Universal Publishers Pty Ltd which produces and markets two iconic Australian brands, Gregory’s^ and UBD#. This acquisition is consistent with Sensis®’ overall growth strategy to provide deep and relevant local content across multiple media.

FOXTEL®

FOXTEL® continues to grow its subscriber base, with almost one million direct customers, as at 31 December 2004. Of these customers, 55%, or approximately 550,000 homes are connected to FOXTEL®’s new Digital service, offering approximately 130 channels.

In November 2004, FOXTEL® and Virgin Blue airlines announced they had joined forces to introduce live satellite in-flight television to Australia. From mid-2005, Virgin Blue flights will commence offering travellers unlimited use of a selection of 24 FOXTEL® channels during flight for a one-off $5 payment. FOXTEL® will beam live programming to the aircraft via satellite to be displayed on individual, back-of-seat screens.

BigPond™

BigPond™ continued to lead the industry with record broadband growth and improvements in customer satisfaction.

BigPond™ is at the forefront of internet content and applications and its BigPond™ Music and BigPond™ Movies businesses are market leaders in music downloads and online DVD rentals. 2004 has seen the continued development of BigPond™’s sporting channels, including afl.com.au and v8supercar.bigpond.com and the addition of thoroughbred racing coverage.

Strong customer growth is expected to continue in 2005 as broadband enters mass market take up and more Australians recognise the benefits high speed internet can bring them and their families.

P.9

wholesale

Telstra Wholesale continues to deliver strong growth in a price competitive market, particularly in our innovative broadband and data products. We are focused on industry innovation and being the partner of choice for service providers.

Wholesale released the Virtual Internet Service Provider (vISP) in-a-Box™ product which delivers complete ISP functionality and allows our customers to add their own brand to Wholesale’s quality service. We continued to develop our business to business solution, the LinxonLine™ Interactive Gateway, which provides productivity and cost benefits for both Telstra and our customers. This service now averages 20,000 DSL orders per month and 1.5 million enquiries. We expect this to increase significantly by 30 June 2005.

Telstra Wholesale has led our new partnership with Hutchison 3G Australia Pty Ltd that will see Telstra provide innovative 3G mobile telephone services during 2005. This agreement provides Telstra with broad 3G network coverage and a high level of performance.

infrastructure services

As Telstra’s primary service delivery entity, Infrastructure Services provides and manages Telstra’s communications infrastructure to ensure that every Telstra retail and wholesale customer can communicate effectively using our integrated networks whenever they need to. This includes fixed line, data and internet, mobile, and wireless services.

Around 72 million calls are managed by Telstra’s fixed network daily, and about 1.57 million BigPond™ dial-up connections are made per day.The one-millionth broadband customer was connected in October.

Telstra achieved its best ever national service performance results and improvements in key areas for the September quarter.

The next half will see a continued strong focus on the mobility, broadband and content portfolios, with a greater emphasis on convergence as people and corporations leverage their expanded information and communication technology mobility options.

Performance indicators: Half-year ended 31 December	2004	2003	% change

Basic Access lines in service
– Retail	8,210,000	8,640,000	ê	5.0
– Wholesale	1,980,000	1,710,000	é	15.8

Broadband Subscribers
– Retail	617,000	287,000	é	115.0
– Wholesale	611,000	220,000	é	177.7

P.10

technology,innovation & product

Telstra Technology, Innovation & Product is the engine for Telstra’s profitable growth. To accelerate the development of new and emerging technology solutions for customers, two Innovation Centres were opened in October 2004. They provide an environment where Telstra and its technology partners can work together to rapidly develop new and improved customer-focused communication applications, devices and services.

Some innovations currently underway include:

Fibre to The Premises: a commercial pilot in Brisbane and Melbourne of a next-generation access infrastructure technology that can deliver telephony, broadband data and digital pay TV to customer premises on a single optical fibre.

Mobile Wireless Broadband: 1xEV-DO (Evolution-Data only) offers mobile broadband over Telstra’s CDMA network. Customers with a compatible 1xEV-DO device can reach average throughput data speeds from 300 to 600kbps, and burst speeds up to 1.2Mbps. 1xEV-DO has coverage within the metropolitan centres of all capital cities as well as in a number of regional centres. Outside these areas customers can continue their data session uninterrupted as 1xEV-DO devices roam seamlessly onto Telstra’s CDMA 1X network at data speeds from 70-144 kbps.

Voice over Internet Protocol (VOIP): We are aiming to be in a position to launch VOIP, the next technology to shape the telecommunications industry, with trials commencing in March 2005.

corporate social responsibility

In January 2005 Telstra published its second corporate social responsibility report, available online at www.telstra.com.an/csrrepart 2004. The report examines our impact in five areas -our people, our community, our environment, our marketplace and our customers.

Our activities over the period included:

•	Telstra committed to donate a minimum of $1 million to Asian tsunami relief aid funds, and will match staff donations which exceed $1 million, dollar for dollar. In addition, we provided approximately $250,000 of services, which included establishing and staffing call centres for aid agencies, fund raising drives, providing extra phone lines, waiving call costs where appropriate and providing staff volunteer support;

•	We introduced a staff awareness and action campaign,’Creating a supportive workplace’, about the importance of mental health; and

•	We extended our Melbourne pit water recycling program to Geelong,Parramatta and Brisbane -we recycled more than four million litres of water from July 2004 to December 2004.

P.11

selected items from the

statement of financial performance

	6 months to	6 months to
	31 Dec. 2004	31 Dec. 2003	change
	$m	$m	%
Sales revenue	11,275	10,456	7.8
1 Total revenue (excluding interest)	11,382	10,826	5.1
2 Total expenses (excluding borrowing costs)	7,695	7,304	5.4
Net borrowing costs	371	355	4.5
Profit before income tax expense	3,316	3,167	4.7
3 Income tax expense	979	874	12.0
Net profit available to Telstra Entity shareholders	2,337	2,293	1.9
Basic and diluted earnings per share[1]	18.6	17.9	3.9
Interim ordinary dividends declared[2]	1,742	1,642	6.1
Interim ordinary dividend per share (cents)[2]	14.0	13.0	7.7
Special dividends declared[2]	747	—	N/M
Special dividend per share (cents)[2]	6.0	—	N/M
Dividend franking percentage at 30% tax rate applicable to both interim and special dividends	100.0%	100.0%

[1]	Our earnings per share for the half-year ended 31 December 2004 was based on a weighted average number of shares of 12,581,030,877 (2003: 12,817,398,218). The weighted average number of shares was impacted by a buy-back of 185,284,669 shares that took place on 15 November 2004.

[2]	The 31 December 2004 interim ordinary dividend and special dividend are scheduled to be paid on 29 April 2005, to shareholders who are registered as a shareholder on 1 April 2005. Shares will trade excluding entitlement to the dividend on 24 March 2005. The income tax payments anticipated to be made relating to earnings in the current year should enable full franking of the final 2005 dividend.

P.12

1      Total revenue á 5.1%

Total revenue (excluding interest) increased by $556 million to $11,382 million, due to:

•	sales revenue increasing by 7.8% or $819 million to $11,275 million mainly due to growth in mobile services and handsets, internet and IP solutions, offshore revenues, pay TV bundling and advertising and directories revenues. A decline in PSTN revenues as the market continues to move towards newer technologies to satisfy their telecommunications requirements partially offset the strong sales growth in other areas. Sales revenue also includes $322 million of revenue generated by our recently acquired controlled entities, including the Trading Post Group, the Kaz Group, the Damovo Group and our United Kingdom subsidiaries, the PSINet Group; and

•	other revenue decreasing by $263 million to $107 million, primarily due to lower revenue from the sale of properties and investments. Included in the prior corresponding half-year was revenue from the sale of our 22.6% shareholding in our associated entity IBM Global Services Australia Limited (IBMGSA) of $154 million.

2      Total expenses á 5.4%

Total expenses (excluding borrowing costs) increased by $391 million to $7,695 million primarily due to:

•	increased goods and services purchased of 22.3% or $387 million, attributable to increased network payments, handset subsidies and pay TV service fees;

•	an increase in labour of 10.8% or $177 million which was mainly attributable to the newly acquired entities;

•	increased depreciation and amortisation expense of 2.7% or $48 million. The increase in this expense was due to higher goodwill amortisation charges associated with the Trading Post Group, the KAZ Group and PSINet UK Limited and higher depreciation and amortisation resulting from growth in our communications plant and software assets; and

•	a decrease in other expenses of 9.1% or $192 million, mainly due to reduced assets and investments sold. Included in our other operating expenses in the prior corresponding half-year was a modification to an information technology services contract with IBMGSA that resulted in a $130 million expense being recognised upon sale of our shareholding in this entity. During the half-year ended 31 December 2004, there were also further cost reductions across a variety of other expense categories.

3      Income tax expense á 12.0%

Income tax expense increased by 12.0% or $105 million to $979 million, giving an effective tax rate of 29.5%.

P.13

selected items from the

statement of financial position

	As at	As at
	31 Dec. 2004	30 June 2004
	$m	$m
Cash assets	1,102	687
Other current assets	4,968	4,640
1 Total current assets	6,070	5,327
Property, plant and equipment	23,324	22,863
Other non-current assets	7,094	6,803
2 Total non-current assets	30,418	29,666
Total assets	36,488	34,993
Current interest-bearing liabilities	3,360	3,246
Other current liabilities	4,508	4,330
Non-current interest-bearing liabilities	10,116	9,014
Other non-current liabilities	3,250	3,042
3 Total liabilities	21,234	19,632
4 Shareholders’ equity	15,254	15,361

selected items from the

statement of cash flows

	6 months to	6 months to
	31 Dec. 2004	31 Dec. 2003
	$m	$m
5 Net cash provided by operating activities	3,993	2,925
Net cash used in investing activities	(2,384)	(1,098)
Free cash flow	1,609	1,827
Net cash used in financing activities	(1,189)	(2,562)
Net increase/(decrease) in cash	420	(735)

P.14

1      Total current assets

Total current assets increased by $743 million to $6,070 million due to:

•	an increase in cash assets of $415 million. Our cash flows for the period have been strong, and cash receipts from operations and proceeds from borrowings that have not been used to fund our investing activities or our program of returning funds to shareholders, have been reflected in increased bank deposits and bills of exchange; and

•	other current assets increased by $328 million predominantly due to an increase in receivables as a result of increased revenues and the inclusion of our recently acquired controlled entities.

2      Total non-current assets

Total non-current assets increased by $752 million to $30,418 million due to:

•	an increase in property, plant and equipment of $461 million due mainly to communication asset additions. $428 million in addition is attributable to the recognition of our share of assets as part of the formation of a new joint venture with Hutchison 3G Australia Pty Ltd (H3GA). The joint venture will jointly own and operate H3GA’s existing third generation (3G) Radio Access Network assets and fund future development;

•	an increase in total intangibles of $379 million recognised on the acquisition of the Trading Post Group, the KAZ Group, the Damovo Group and our United Kingdom subsidiaries the PSINet Group; and

•	a decrease in receivables of $126 million, due mainly to a reduction in our hedge receivable balances, arising from exchange rate fluctuations.

3      Total liabilities

Total liabilities increased by $1,602 million to $21,234 million due to:

•	an increase in current payables by $327 million due to deferred settlement payments for our investments in the 3G Joint Venture; and

•	an increase in total interest-bearing liabilities of $1,216 million mainly due to new borrowings including the issue of Telstra bonds during the half-year. This increase in gross debt was used to purchase the newly acquired controlled entities as listed above and fund dividend payments and a buy-back of shares.

4      Shareholders’ equity

Shareholders’ equity decreased by $107 million to $15,254 million primarily due to our net profit for the half-year of $2,337 million being offset by the payment of the fiscal 2004 final ordinary dividend of $1,642 million and the completion of a share buy-back amounting to $756 million (including $6 million in associated transaction costs).

5      Net cash provided by operating activities

Cash flow from operating activities increased by $1,068 million to $3,993 million due to strong operating results and the timing of certain payments. The increase in cash from operating activities together with funds from additional borrowings during the half-year ended 31 December 2004, was primarily used to purchase our newly acquired controlled entities, and fund dividend payments of $1,642 million and a share buy-back amounting to $756 million (including $6 million in associated transaction costs).

P.15

shareholder information

How can I access information about my shareholding?

You can contact the Telstra Share Registry on 1300 88 66 77 or you can visit our website at www.telstra.com.au/communications/shareholder. From this site you can access your holding information, you can make changes to your holding record, or you can download forms to complete and return to the Telstra Share Registry to ensure that your details are up to date.

To access your shareholder information via this secure website you will need to log in using your Securityholder Reference Number (SRN) or Holder Identification Number (HIN), as well as your surname or company name and postcode.

What’s all this about becoming an electronic shareholder?

Australian shareholders who have not already elected to receive their shareholder information electronically, would have received with this hardcopy report a form giving them the opportunity to become an electronic shareholder and assist the environment at the same time. Telstra is proud to be associated with eTree, an initiative of leading Australian companies and Landcare Australia. Last year, 110,000 Telstra shareholders signed up to receive some or all of their communications electronically resulting in a donation of more than $156,000. Becoming an electronic shareholder is entirely your choice. If you are interested please refer to the enclosed form.

Shareholders by State as at 31 December 2004

	Number of	Number of
Shareholders by State*	Shareholders	Shares

Australian Capital Territory	36,569	63,200,910
New South Wales	508,059	1,002,823,216
Northern Territory	7,948	11,539,993
Queensland	241,974	466,846,610
South Australia	124,459	226,864,408
Tasmania	24,217	42,008,012
Victoria	522,777	996,648,955
Western Australia	163,717	300,927,655

Total Australia	1,629,720	3,110,859,759

*	Retail Shareholders (holding less than 100,000 shares) as at 31 December 2004.

Shares **

** Includes American Depository Receipts

FOXTEL® is a registered trade mark of Twentieth Century Fox Film Corporation.

[1] i-mode and the i-mode logo are registered trade marks of NNT DoCoMo, Inc. in Japan and other countries

# UBD is a registered trade mark of Universal Publishers Pty Ltd

^ Gregory’s is a registered trade mark of Universal Publishers Pty Ltd

P.16

©Telstra Corporation Limited (ABN 33 051 775 556) 2005.
™Trade mark of Telstra Corporation Limited.
® Registered trade mark of Telstra Corporation Limited.

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DONALD MCGAUCHIE
Date of last notice	26 AUGUST 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest	ALLOCATION OF SHARES TO TELSTRA
(including registered holder)	GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the relevant interest.	TELSTRA DIRECTSHARE PLAN

Date of change	18 FEBRUARY 2005

No. of securities held prior to change	DIRECT – NIL
INDIRECT – 35,652

Class	ORDINARY

Number acquired	5,793

Number disposed	NIL

Value/Consideration	$30,615.89
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	DIRECT – NIL
INDIRECT – 41,445

Nature of change	ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	UNDER THE DIRECTSHARE PLAN.

Part 2 – Change of director’s interests in contracts
NIL

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN RALPH
Date of last notice	26 AUGUST 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest	ALLOCATION OF SHARES TO TELSTRA
(including registered holder)	GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the relevant interest.	TELSTRA DIRECTSHARE PLAN

Date of change	18 FEBRUARY 2005

No. of securities held prior to change	DIRECT – 1,000
INDIRECT – 75,644

Class	ORDINARY

Number acquired	2,897

Number disposed	NIL

Value/Consideration	$15,307.95
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	DIRECT – 1,000
INDIRECT – 78,541

Nature of change	ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	UNDER THE DIRECTSHARE PLAN.

Part 2 – Change of director’s interests in contracts
NIL

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN STOCKER
Date of last notice	26 AUGUST 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest	ALLOCATION OF SHARES TO TELSTRA
(including registered holder)	GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the relevant interest.	TELSTRA DIRECTSHARE PLAN

Date of change	18 FEBRUARY 2005

No. of securities held prior to change	DIRECT – 800
INDIRECT – 83,156

Class	ORDINARY

Number acquired	5,911

Number disposed	NIL

Value/Consideration	$31,239.41
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	DIRECT – 800
INDIRECT – 89,067

Nature of change	ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	UNDER THE DIRECTSHARE PLAN.

Part 2 — Change of director’s interests in contracts
NIL

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHARLES MACEK
Date of last notice	26 AUGUST 2004

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest	ALLOCATION OF SHARES TO TELSTRA
(including registered holder)	GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the relevant interest.	TELSTRA DIRECTSHARE PLAN.

Date of change	18 FEBRUARY 2005

No. of securities held prior to change	DIRECT – NIL
INDIRECT – 40,005

Class	ORDINARY

Number acquired	2000

Number disposed	NIL

Value/Consideration	$10,567.56
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	DIRECT – NIL
INDIRECT – 42,005

Nature of change	ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	UNDER THE DIRECTSHARE PLAN.

Part 2 – Change of director’s interests in contracts
NIL

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CATHERINE LIVINGSTONE
Date of last notice	26 AUGUST 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest	ALLOCATION OF SHARES TO TELSTRA
(including registered holder)	GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the relevant interest.	TELSTRA DIRECTSHARE PLAN

Date of change	18 FEBRUARY 2005

No. of securities held prior to change	DIRECT – 10,400
INDIRECT – 16,184

Class	ORDINARY

Number acquired	2000

Number disposed	NIL

Value/Consideration	$10,567.56
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	DIRECT – 10,400
INDIRECT – 18,184

Nature of change	ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	UNDER THE DIRECTSHARE PLAN.

Part 2 – Change of director’s interests in contracts
NIL

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BELINDA HUTCHINSON
Date of last notice	26 AUGUST 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest	ALLOCATION OF SHARES TO TELSTRA
(including registered holder)	GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the relevant interest.	TELSTRA DIRECTSHARE PLAN

Date of change	18 FEBRUARY 2005

No. of securities held prior to change	DIRECT – 37,111
INDIRECT – 28,295

Class	ORDINARY

Number acquired	1,701

Number disposed	NIL

Value/Consideration	$8,989.41
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	DIRECT – 37,111
INDIRECT – 29,996

Nature of change	ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	UNDER THE DIRECTSHARE PLAN.

Part 2 – Change of director’s interests in contracts
NIL

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN FLETCHER
Date of last notice	26 AUGUST 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest	ALLOCATION OF SHARES TO TELSTRA
(including registered holder)	GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the relevant interest.	TELSTRA DIRECTSHARE PLAN

Date of change	18 FEBRUARY 2005

No. of securities held prior to change	DIRECT – NIL
INDIRECT – 49,203

Class	ORDINARY

Number acquired	3,773

Number disposed	NIL

Value/Consideration	$19,936.07
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	DIRECT – NIL
INDIRECT – 52,976

Nature of change	ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	UNDER THE DIRECTSHARE PLAN.

Part 2 – Change of director’s interests in contracts
NIL

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ANTHONY CLARK
Date of last notice	26 NOVEMBER 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest	ALLOCATION OF SHARES TO TELSTRA
(including registered holder)	GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the	TELSTRA DIRECTSHARE PLAN
relevant interest.

Date of change	18 FEBRUARY 2005

No. of securities held prior to change	DIRECT – 10,000
INDIRECT – 43,046

Class	ORDINARY

Number acquired	1,980

Number disposed	NIL

Value/Consideration	$10,459.06
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	DIRECT – 10,000
INDIRECT – 45,026

Nature of change	ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	UNDER THE DIRECTSHARE PLAN.

Part 2 – Change of director’s interests in contracts
NIL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

Name:	Douglas Gration
Title:	Company Secretary

Date: 25 February 2005